Filed pursuant to Rule 424(b)(3)

Registration No. 333-285547

PROSPECTUS

Scinai Immunotherapeutics Ltd.

3,022,796 American Depositary Shares representing 12,091,184,000 Ordinary Shares

This prospectus relates to the offer and sale of up to 3,022,796 American Depositary Share (“ADSs”), by YA II PN, Ltd., or YA or the Selling Shareholder, a Cayman Islands limited partnership. Each ADS represents 4,000 of our ordinary shares, no par value (“Ordinary Shares”).

The Ordinary Shares represented by ADSs being offered by the Selling Shareholder are to be issued pursuant to the Standby Equity Purchase Agreement dated March 3, 2025 that we entered into with YA, or the Purchase Agreement. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of ADSs by the Selling Shareholder. However, we may receive up to $10.0 million in aggregate gross proceeds from sales of ADSs to YA that we may make under the Purchase Agreement, from time to time during the 36 months following the execution of the Purchase Agreement, or the Advance Shares. Pursuant to the Purchase Agreement, we agreed to issue an aggregate of 28,784 ADSs to YA as consideration for its irrevocable commitment to purchase ADSs under the Purchase Agreement, or the Commitment Shares, to be issued in two equal installments, of which 14,392 ADSs are to be issued on or about the date of execution of the Purchase Agreement, or the Initial Commitment Shares, and a second installment of 14,392 ADSs, or the Subsequent Commitment Shares, will be the earlier of (i) the date of the first issuance of Advance Shares under the Purchase Agreement and (ii) 90 calendar days following the date on which the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission. The additional 2,994,012 ADSs representing Advance Shares that may be offered pursuant to this prospectus would be purchased by YA from time to time pursuant to the Purchase Agreement at a price equal to 97% of the lowest of the three daily volume weighted average prices, or VWAPs, during a pricing period as set forth in the Purchase Agreement and would be subject to certain limitations.

The Selling Shareholder may sell the ADSs included in this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Shareholder may sell the shares in the section entitled “Plan of Distribution.” The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, the Securities Act.

The Selling Shareholder will pay all brokerage fees and commissions and similar expenses in connection with the offer and sale of the shares by the Selling Shareholder pursuant to this prospectus. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering under the Securities Act the offer and sale of the shares included in this prospectus by the Selling Shareholder. See “Plan of Distribution.”

The ADSs are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “SCNI.” On March 12, 2025, the last reported sale price of the ADSs on Nasdaq was $3.40 per ADS.

We are a “foreign private issuer,” as defined under the U.S. federal securities law and are subject to reduced public company reporting requirements. See “Prospectus Summary – Implications of Being a Foreign Private Issuer” for additional information.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” appearing on page 9 of this prospectus and elsewhere in this prospectus and the accompanying base prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 12, 2025.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we filed with the Securities and Exchange Commission (“SEC”).

Before investing in the ADSs, you should carefully read this entire prospectus and any prospectus supplement and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the Selling Shareholder has not, authorized anyone to provide you any information other than that contained in this document or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability or accuracy of, any other information that others may give you. Neither we, nor the Selling Shareholder, are making an offer to sell, or seeking an offer to buy, the ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than their respective dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed as exhibits to the registration statement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The financial statements included in this prospectus have been prepared in accordance with United States generally accepted accounting principles, or GAAP, as set forth in the Financial Accounting Standards Board Accounting Standards Codification. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. Scinai has no affiliation with and is not endorsed by Sanofi. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

In this prospectus, unless the context otherwise requires,

●	references to “Scinai,” the “Company,” “us,” “we” and “our” refer to Scinai Immunotherapeutics Ltd., an Israeli company;

●	references to “Ordinary Shares” refer to our Ordinary Shares, no par value;

●	references to “ADS”, “our shares” and similar expressions refer to American Depositary Shares, each representing 4,000 Ordinary Shares; and

●	references in this prospectus to “NIS” are to the legal currency of Israel, and “U.S. dollars,” “$” or “dollars” are to United States dollars.

Market, Industry and Other Data

This prospectus includes or incorporates by reference estimates, projections and other information concerning our industry, our business, and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements, but these are not the only ways these statements are identified. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Readers are encouraged to consult the Company’s filings made on Form 6-K, which are periodically filed with or furnished to the SEC.

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read the “Risk Factors” section, “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Prospectus, in full.

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue, and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation;

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Our failure to meet the continued listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly;

●	Our business strategy may not be successful;

●	We conduct most of our operations in Israel. Conditions in Israel, including Israel’s war with Hamas and other terrorist organizations in the Gaza Strip and Israel’s conflict with Hezbollah and with Iran, may affect our operations;

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology;

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues;

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval;

●	Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program, and are unlikely to continue unless we find a partner to further develop this program. Current interest in, and funding for, COVID-19 therapeutics is low and we may not be successful in finding a partner;

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired;

●	Under the collaboration agreement with Max Planck Society, or MPG, and the University Medical Center Göttingen, or UMG, we have the option to in-license up to nine total NanoAbs. To date, we have licensed anti-COVID-19 NanoAbs and anti-IL-17 NanoAbs. The anti-IL-17 NanoAbs are potential candidates to treat psoriasis and other conditions where over expression of IL-17 is implicated in creating or exacerbating the disease. There are many competitors targeting IL-17, including a significant number with far greater resources and/or further advanced in clinical development. We may be unsuccessful in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs;

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable;

●	Our NanoAbs program is based on an exclusive license from MPG and UMG, and we could lose our rights to this license if a dispute with MPG and/or UMG arises or if we fail to comply with the financial and other terms of the license;

●	There is no guarantee that our strategy to utilize our manufacturing site and laboratories by launching a CDMO Business Unit will succeed, that we will be able to ramp up operations, or that we will become profitable;

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients, could adversely impact our business;
●	Our CDMO business is dependent upon the demand for our services by our customers;

●	Significant delays in product manufacturing or development and in our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows; and

●	A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business.

PROSPECTUS SUMMARY

This summary description of our business and this offering may not contain all of the information that may be important to you before making a decision to invest in the ADSs. For a more complete understanding of our business and this offering, we encourage you to read this entire prospectus. In particular, you should read the following summary together with the more detailed information and consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should review carefully the risks and uncertainties described under the heading “Risk Factors” included elsewhere in this prospectus.

Our Business

We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. .

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of our prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q42020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibody fragments derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb. Consequently with our decision to put the COVID19 Nanoab for partnering, we have agreed with MPG/UMG to stop the aRCA.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinically validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

In June 2023, we disclosed that we were pursuing a strategic partnership for our COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals and that we will focus on developing the anti-IL-17 NanoAb.

On June 4, 2024, we met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Consequently, on July 23, 2024, we announced the receipt of positive regulatory feedback from the PEI for our drug development program towards Phase 1/2a clinical trial of our anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2026 with a readout in 2027.

On July 15, 2024, we announced a successful in-vivo preclinical study results of its innovative anti IL-17A/F VHH antibody fragment (NanoAb) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics. The unique ability of our NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that our NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue. In addition, the statistical analysis of these markers confirmed that the effect of our NanoAb on the tested inflammatory markers was similar to that of two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity. The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

On September 26, 2024, the Company filed with the Securities and Exchange Commission a Current Report on Form 6-K disclosing that it had entered into a license agreement with an unaffiliated U.S. private company (“Licensee”), pursuant to which Scinai has granted Licensee exclusive global rights to certain patents and know-how under Scinai’s agreement with the Max Planck Society and the University Medical Center Göttingen for the development and commercialization of licensed products in exchange for an up-front license fee payable by the Licensee’s completion of specified pre-clinical work, as well as other contingent development milestone payments across several indications and royalties on net sales of licensed products.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as GMP manufacturing for clinical supplies. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

Our biological drug development and manufacturing services for early-stage pre-clinical and clinical programs of protein-based biological drugs includes highly advanced laboratories and a cGMP pilot plant (designed to meet EMA and FDA regulatory requirements) , upstream and downstream process development, process optimization and scaleup, cGMP manufacturing, Fill & Finish operations (F&F), analytical method development and quality control under GLP conditions supported by a robust quality management system . The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

We perform our CDMO services at our approximately 1,850 square meters (20,000 square feet) facility which we lease in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and the Hebrew University’s Medical School.

Recent Developments

Ratio change

On May 6, 2024, we announced that our board of directors approved a change in the ratio of the ADSs to our non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, which was equivalent to a reverse split of 1 for 10. The effective date of the ratio change was May 21, 2024. All share numbers in this prospectus reflect this ratio change.

Conversion of EIB Loan into Equity

On August 21, 2024, we announced that we had closed a Loan Restructuring Agreement (the “Restructuring Agreement”) with our lender, EIB, which included an amendment to the amended Finance Contract (the “Finance Contract”) between the parties (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”).

In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $262,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

Following and as a result of the closing of the Restructuring Agreement with the EIB, we have stockholders’ equity above $2.5 million as of the date of issuance of the announcement as required by the Nasdaq Listing Rules.

The terms of the Preferred Shares are set forth in our Amended and Restated Articles of Association approved by our shareholders at the Extraordinary Meeting of Shareholders held August 12, 2024. The Preferred Shares are convertible (in whole or in part), at the option of the EIB, into a fixed number of ADSs (each Preferred Share is convertible into 364 ADSs) equal to in the aggregate 19.5% of our fully diluted capital as of the closing date. The Preferred Shares do not contain any anti-dilution provisions, do not accrue dividends, and are not subject to mandatory redemption, but are redeemable at our election at a cumulative redemption value of $34 million.

A holder of Preferred Shares may not convert such shares for a period of twelve (12) months commencing on the date of issuance of the Preferred Shares. In addition, the Preferred Shares also contain a provision preventing the holder from converting Preferred Shares into ADSs to the extent that (i) the holder would become the beneficial owner of more than 4.99% of the outstanding ADSs and (ii) the holder will receive, or would have been entitled to receive, within the twelve month period prior to such conversion, an aggregate number of ADSs in excess of 4.99% of the ADSs issued and outstanding at the time of such conversion.

In addition, we may only take any of the following actions provided (a) we either (i) first redeem all then-outstanding Preferred Shares by making a redemption payment or (ii) obtain the written consent or affirmative vote of the holders of a majority of the Preferred Shares in order to proceed without making such a redemption; or (b) the action in question is not in our control: incurring certain indebtedness, consummating certain acquisition or merger transactions, taking any action or step in relation to the delisting of our securities on Nasdaq and authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

Standby Equity Purchase Agreement with YA

On March 3, 2025, we entered into the Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $10.0 million of Advance Shares, or the Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, during the period commencing on the date of execution of the Purchase Agreement until the earlier of (i) the 36-month anniversary of the date of execution of the Purchase Agreement, and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement, such period the Commitment Period. Pursuant to the terms of the Purchase Agreement, we have agreed to issue the Commitment Shares to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the Purchase Agreement. The Commitment Shares are also covered by this prospectus.

This prospectus covers the resale of up to 3,022,796 ADSs comprised of: (i) 14,392 ADSs are to be issued as the Initial Commitment Shares on or about the date of execution of the Purchase Agreement; (ii) 14,392 ADSs as the Subsequent Commitment Shares to be issued to YA in on the earlier of (i) the date of the first issuance of Advance Shares under the Purchase Agreement and (ii) 90 calendar days following the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC; and (iii) 2,994,012 ADSs as the Advance Shares that we have reserved for issuance and sale to YA as Advance Shares under the Purchase Agreement from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when we determine to sell additional ADSs to YA under the Purchase Agreement.

YA has no right to require us to sell any ADSs to YA, but YA is obligated to make purchases of the Advance Shares as directed by us, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by us to YA setting forth the number of ADSs that we desire to issue and sell to YA, or an Advance Notice. Actual sales of the Advance Shares to YA from time to time will depend on a variety of factors, including, among others, market conditions, the trading price of the ADSs and determinations by us as to the appropriate sources of funding for us and our operations. The purchase price of the Advance Shares that we may direct YA to purchase from time to time under the Purchase Agreement will be equal to 97% of the lowest daily VWAP during the three consecutive trading day period commencing on the date that we deliver any Advance Notice to YA, or the Pricing Period. We have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which we are willing to sell ADSs to YA.

As of March 3, 2025, there were 933,679 ADSs outstanding, of which 703,639 ADSs were held by non-affiliates. The number of ADSs covered by this prospectus was calculated based on the ADS price on the date of this prospectus divided into $10.0 million, the commitment amount of YA. The actual number sold will depend on the ADS price at the time of each Advance. If all of the 3,022,796 ADSs offered by YA under this prospectus were issued and outstanding, such shares would represent approximately 76% of the total number of ADSs outstanding and approximately 85% of the total number of outstanding ADSs held by non-affiliates, in each case as of March 3, 2025. The Purchase Agreement provides that we may sell up to an aggregate of $10.0 million of ADSs to YA. We have filed the registration statement that includes this prospectus so that we may issue and sell to YA up 2,994,012 ADSs from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, through sales under the Purchase Agreement. Depending on the market prices of our ADSs at the time we elect to issue such shares to YA under the Purchase Agreement, we may need to sell more ADSs to YA than are offered under this prospectus to receive aggregate gross proceeds equal to the $10.0 million total commitment of YA under the Purchase Agreement, in which case we must first register for resale under the Securities Act additional shares, which could cause additional substantial dilution to our shareholders. The number of shares ultimately offered for resale by YA is dependent upon the number of shares we issue and sell to YA under the Purchase Agreement.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell ADSs, our ability to meet the conditions set forth in the Purchase Agreement and any impacts of the Ownership Limitation (as defined below). We expect that any proceeds received by us from such sales of ADSs under the Purchase Agreement will be used continued development of our pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In addition, YA has agreed that, during the term of the Purchase Agreement, neither YA nor its affiliates will engage in any short sales or hedging transactions with respect to ADSs, provided YA or its affiliates may (i) sell “long”, as such term is defined in Rule 200 of Regulation SHO of the Exchange Act, the Commitment Shares and any Advance Shares issued and sold by us to YA pursuant to an Advance Notice, and (ii) sell a number of ADSs equal to the number of Advance Shares that YA is unconditionally obligated to purchase under a pending Advance Notice but has not yet received from us or our transfer agent pursuant to the Purchase Agreement, or (i) and (ii) collectively, the Permitted Sales.

The Purchase Agreement prohibits us from directing YA to purchase ADSs represented by Ordinary Shares if those shares, when aggregated with all other Ordinary Shares then beneficially owned by YA and its affiliates, would result in YA and its affiliates having beneficial ownership, at any single point in time, of more than 9.99% of the then total outstanding Ordinary Shares, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 13d-3 thereunder, which limitation we refer to as the Ownership Limitation.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate upon the earliest of (i) the 36-month anniversary of the date of execution of the Purchase Agreement, and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement. We have the right to terminate the Purchase Agreement at any time, at no cost or penalty, upon five trading days’ prior written notice to YA, provided that (i) there are no outstanding Advance Notices, the Advance Shares under which have yet to be issued and (ii) we have paid all amounts owed to YA pursuant to the Purchase Agreement.

There are substantial risks to our shareholders as a result of the sale and issuance of ADSs to YA under the Purchase Agreement. These risks include substantial dilution, significant declines in our share price and our inability to draw sufficient funds when needed. See “Risk Factors.” Issuances of our ADSs under the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted as a result of any such issuance. Although the number of ADSs that our existing shareholders own will not decrease, the ADSs owned by our existing shareholders will represent a smaller percentage of our total outstanding ADSs after any such issuances pursuant to the Purchase Agreement.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation;

●	We will require substantial additional financing to achieve our goals and to finance our losses and negative cash flows from operations, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly;

●	Our business strategy may not be successful;

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology;

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues;

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval;

●	Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program, and are unlikely to continue unless we find a partner to further develop this program. Current interest in, and funding for, COVID-19 therapeutics is low and we may not be successful in finding a partner;

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired;

●	We have no product candidate(s) in clinical development or approved, which makes it difficult to assess our future viability;

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable;

●	Our NanoAbs program is based on an exclusive, worldwide license from the Max Planck Society, and we could lose our rights to this license if a dispute with MPG arises or if we fail to comply with the financial and other terms of the license;

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients could adversely impact our business;

●

Our CDMO business is dependent upon the demand for our services by our customers;

Significant delays in product manufacturing or development and our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows; and

●	A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business.

Corporate Information

Our legal and commercial name is Scinai Immunotherapeutics Ltd. (formerly known as BiondVax Pharmaceuticals Ltd.). We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company and started operating in 2005. In February 2007, we completed an initial public offering of our Ordinary Shares on the Tel Aviv Stock Exchange (TASE), and we voluntarily delisted from the TASE in January 2018. In May 2015, we completed an initial public offering of ADSs and ADSs warrants (which have since expired) on Nasdaq.

Our principal executive offices are located at Kiryat Hadassah, Building 1, Jerusalem BioPark, 2nd Floor, Jerusalem, Israel 9112001, and our telephone number is 972-8-930-2529. Our website address is http://www.scinai.com. The information on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware.

THE OFFERING

ADSs Outstanding Prior to this Offering	933,679 ADSs (representing 3,734,716,000 Ordinary Shares) (as of March 3, 2025).

Securities offered by the Selling Shareholder	3,022,796 ADSs, represented as (i) 14,392 ADSs to be issued as the Initial Commitment Shares on or about the date of execution of the Purchase Agreement; (ii) 14,392 ADSs as the Subsequent Commitment Shares to be issued to YA on the earlier of (i) the date of the first issuance of Advance Shares under the Purchase Agreement and (ii) 90 calendar days following the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC; and (iii) 2,994,012 ADSs as the Advance Shares that we may sell to YA under the Purchase Agreement from time to time.

ADSs outstanding immediately after this offering	The number of ADSs to be outstanding immediately after the offering, is 3,956,476 ADSs

The ADSs

Each ADS represents 4,000 Ordinary Shares, no par value. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying your ADSs and you will have rights as provided in the Deposit Agreement, dated as of May 11, 2015, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on April 10, 2015.

You should carefully read the “Description of American Depositary Shares” section of the accompanying prospectus and the Deposit Agreement to better understand the terms of the ADSs.

ADS Depositary	The Bank of New York Mellon.

Use of Proceeds	We will not receive any proceeds from the sale of the YA Shares included in this prospectus by the Selling Shareholder. We may receive up to $10.0 million aggregate gross proceeds under the Purchase Agreement from sales of ADSs that we elect to make to YA as Advance Shares pursuant to the Purchase Agreement, if any, from time to time in our sole discretion, although the actual amount of proceeds that we may receive cannot be determined at this time and will depend on the number of ADSs we sell under the Purchase Agreement and market prices at the times of such sales. Any proceeds that we receive from sales of ADSs under the Purchase Agreement will be used for continued development of our NanoAbs program, support of our CDMO business as well as general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes. See “Use of Proceeds.”

Nasdaq Symbol	The ADSs are listed on the Nasdaq Capital Market under the symbol “SCNI”.

Risk Factors	Investing in our securities involves significant risks. See “Risk Factors” on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in the securities.

Dividend policy	We have never declared or paid any cash dividends to our shareholders, and we currently do not expect to declare or pay any cash dividends in the foreseeable future. See “Dividend Policy.”

The number of ADSs to be outstanding immediately after the offering, as shown above, is based on 933,679 ￼￼ (representing 3,734,716,000 Ordinary Shares) outstanding as of March 3, 2025 and does not include, as of such date:

●	364,000 ADS issuable upon conversion of the preferred shares issued in August 2024;

●	pre-funded warrants to acquire 565,706 ADSs at an exercise price of $0.001 per share;

●	the following ADSs underlying outstanding warrants:

o	14,000 ADSs underlying warrants at an exercise price of $50.00 per ADS expiring December 16, 2025;

o	292,000 ADSs underlying warrants at an exercise price of $6.50 per ADS expiring January 4, 2027;

o	8,760 ADSs underlying warrants at an exercise price of $8.125 per ADS expiring January 4, 2027;

o	6,879 underlying warrants ADSs at an exercise price of $8.125 per ADS July 3, 2029;

o	229,310 ADSs underlying warrants at an exercise price of $6.50 per ADS expiring July 3, 2029;

o	6,879 ADSs underlying warrants at an exercise price of $14.50 per ADS expiring September 15, 2028; and

●	the following ADSs issuable in connection with employee and executive compensation:

o	24,307 ADSs issuable upon exercise of options outstanding under our 2018 Share Incentive Plan at a weighted exercise price of $18.10;

o	104,692 ADSs issuable upon vesting of 104,962 restricted share units outstanding under our 2018 Share Incentive Plan; and

●	the Subsequent Commitment Shares, the Advance Shares and any additional shares we may issue to YA pursuant to the Purchase Agreement should we elect to sell such shares to YA.

Unless otherwise stated, all information in this prospectus assumes no exercise of the outstanding options or warrants into ADSs and no conversion of preferred shares into ADSs shares as described above.

Risk Factors

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. Before making an investment in our securities, you should carefully consider all of the information included into this prospectus, including the risks described below The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Forward-Looking Statements.”

 Risks Related to the Offering

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to the Selling Shareholder, or the actual gross proceeds resulting from those sales.

On March 3, 2025, we entered into the Purchase Agreement with YA, pursuant to which YA has committed to purchase up to $10.0 million in ADSs, subject to certain limitations and conditions set forth in the Purchase Agreement. The ADSs that may be issued under the Purchase Agreement may be sold by us to YA at our discretion from time to time during the Commitment Period.

We generally have the right to control the timing and amount of any sales of the ADSs to YA under the Purchase Agreement. Sales of ADSs, if any, to YA under the Purchase Agreement will depend upon market conditions and other factors. We may ultimately decide to sell to YA all, some or none of the ADSs that may be available for us to sell to YA pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by YA for the ADSs that we may elect to sell to YA under the Purchase Agreement, if any, will fluctuate based on the market prices of the ADSs during the applicable Pricing Period for each purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of ADSs that we will sell to YA under the Purchase Agreement, the purchase price per share that YA will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by YA under the Purchase Agreement, if any.

Limitations in the Purchase Agreement, including the Ownership Limitation, and our ability to meet the conditions necessary to deliver an Advance Notice, could prevent us from being able to raise funds up to the Commitment Amount.

Moreover, 3,022,796 ADSs are being registered for resale by YA under the registration statement that includes this prospectus, consisting of (i) the Commitment Shares that we issued and agreed to issue to YA upon execution of the Purchase Agreement and within 90 calendar days and 180 calendar days thereafter as consideration for its commitment to purchase ADSs under the Purchase Agreement, and (ii) the Advance Shares that we may elect to sell to YA, in our sole discretion, from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, through sales under the Purchase Agreement. Even if we elect to sell to YA all of the shares being registered for resale under this prospectus, depending on the market prices of the ADSs at the time of such sales, the actual gross proceeds from the sale of all such shares may be substantially less than the $10.0 million Commitment Amount under the Purchase Agreement, which could materially adversely affect our liquidity.

If we desire to issue and sell to YA under the Purchase Agreement a number of ADSs in excess of the YA Shares being registered for resale under this prospectus, and the Ownership Limitation and other limitations in the Purchase Agreement would allow us to do so, we would need to file with the SEC one or more additional registration statements to register under the Securities Act the resale by YA of any such additional ADSs, and the SEC would have to declare such registration statement or statements effective before we could sell additional ADSs.

Any issuance and sale by us under the Purchase Agreement of a substantial amount of ADSs in addition to the ADSs being registered for resale by YA under this prospectus could cause additional substantial dilution to our shareholders. The number of our ADSs ultimately offered for sale by YA is dependent upon the ADSs, if any, we ultimately sell to YA under the Purchase Agreement.

The resale by YA of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of the ADSs to decline and to be highly volatile.

We will have broad discretion in how to use the net proceeds of this offering, and we may not use these proceeds in a manner currently contemplated.

We will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used consistent with current expectations. Our needs may change as the business and the industry that we address evolves. As a result, the proceeds to be received in this offering may be used in a manner significantly different from our current expectations. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

The sale of a substantial amount of ADSs, including resale of the ADSs held by the selling shareholder in the public market, could adversely affect the prevailing market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of the ADSs.

We are registering for resale 3,022,796 ADSs that we may issue to YA from time to time pursuant to the Purchase Agreement, including 28,784 ADSs that we will issue to YA as Commitment Shares. Sales of substantial amounts of ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict if and when YA may sell such shares in the public markets. Furthermore, in the future, we may issue additional ADSs or other equity or debt securities convertible into ADSs.

Future sales of the ADSs, including any ADSs issuable upon the exercise of the warrants to acquire ADSs or conversion of the preferred shares issued to the EIB, or the perception that future sales may occur, may cause the market price of the ADSs to decline, even if our business is doing well.

To raise capital, we may sell ADSs, convertible securities or other equity securities in one or more transactions other than those contemplated by the Purchase Agreement, at prices and in a manner we determine from time to time. Sales by us or sales by the ADS holders of a substantial number of ADSs in the public market could occur in the future. These sales, or the perception in the market that we or the holders of a large number of ADSs intend to sell shares, may cause the market price of the ADSs to decline. In addition, to the extent that holders of warrants to purchase ADSs sell the ADSs issued upon the exercise of their warrants to purchase ADSs or holders of the preferred shares sell the ADSs issued upon the conversion of the preferred shares, the market price of the ADSs may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of ADSs underlying the warrants to purchase ADSs may cause shareholders to sell their ADSs, which could cause a further decline in the market price.

Risks Related to Our Financial Position and Capital Requirements

Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to do so, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

As of June 30, 2024 and December 31, 2023, the Company’s cash and cash equivalents totaled $3.1 million and $4.9 million, respectively. In the six months ended June 30, 2024 and twelve months ended December 31, 2023, the Company had an operating loss of $ 4 million and $9.7 million, respectively, and negative cash flows from operating activities of $3.2 million and $9.3 million, respectively. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms would have serious consequences on our financial condition and results of operations. The Purchase Agreement with YA, if fully utilized, is intended to provide us with capital sufficient to fund our operations for at least the next 12 months, but there is no assurance we will be able to utilize it to that extent.

 The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required, particularly if we are not able to maintain our listing on Nasdaq. See “- Risks Related to our Securities - Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs. The delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.” Accordingly, the Company’s board of directors approved a cost saving plan, a portion of which has been implemented to date. Additional measures approved in the cost reduction plan could further be implemented at management discretion to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of reducing expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount costs through nonpaid leave and lay-offs and postponing and/or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company’s financial statements for the six months ended June 30, 2024 and the twelve months ended December 31, 2023 were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may ultimately need to wind up our business and operation.

We are a development stage biopharmaceutical company and currently do not have, and may never have, any product candidate(s) that generate revenues. Our CDMO Unit has generated limited revenues to date. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate(s) will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable.

We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials, construction of our GMP biologics manufacturing facility, and general administrative expenses in support of our operations. We have not generated any revenue other than limited revenues from our CDMO Unit, expect to incur substantial losses for the foreseeable future and may never become profitable. As of June 30, 2024 and December 31, 2023, respectively, we had an accumulated deficit of $126.8 million and $122.5 million, respectively, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate significant revenues or achieve profitability in the future, and we expect to incur additional losses for the foreseeable future. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our product candidate(s) are uncertain. There can be no assurance that our efforts will ultimately be successful or result in significant revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of June 30, 2024 and December 31, 2023, we had $3.1 million and $4.9 million, respectively, in cash and cash equivalents and short-term deposits, working capital of $2 million and $3.6 million, respectively, and an accumulated deficit of $126.8 million and $122.5 million, respectively. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months.

Our ability to execute on our business plan is dependent upon our ability to raise capital through private or public financings, or enter into a commercial agreement, among others. Since our inception, most of our resources have been dedicated to product development. In the future, we believe that we will expend significant operating and capital expenditures to acquire additional product candidates, develop and, subject to results of any future clinical trials, apply for regulatory approval of current and future product candidates, if any. These expenditures may include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contract manufacturing organizations, or CMOs, hiring additional management and other personnel, applying for regulatory approvals, acquisition of equipment, as well as commercializing any product candidates approved for sale. Furthermore, we incur additional costs associated with operating as a public company traded on Nasdaq in the United States. We cannot precisely estimate the actual amounts necessary to acquire additional product candidates and successfully complete the development and commercialization of product candidates. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or non-dilutive sources or other sources, that may not be available to us or, if available, may not be on terms favorable to us. A failure to fund these activities may significantly harm our growth strategy, competitive position, quality compliance, financial condition and is expected to have a material adverse effect on our business and operations.

Our future capital requirements depend on many factors, including:

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	our search for new business opportunities;

●	our ability to identify and acquire rights to, or develop on our own, new product candidate(s) and diversify/expand our product opportunities;

●	the scope and cost of researching and developing, obtaining regulatory approval for, commercializing and manufacturing any new product candidate(s);

●	our ability to generate significant revenue from our CDMO business unit.

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any current or future product candidate(s).

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate the potential acquisition of other product candidates, preclinical studies, clinical trials or other research and development activities for current and future product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize such product candidate(s).

Our business strategy may not be successful.

We cannot offer any assurance that our business strategy will be successful. If we are unable to successfully execute our business strategy, our business, financial condition and results of operations may be materially and adversely affected.

Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, while an inability to raise additional capital may restrict our operations or require us to relinquish rights to our technologies or product candidate(s).

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring future indebtedness, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate(s) or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate any product development or commercialization efforts, or grant rights to develop and market product candidate(s) that we would otherwise prefer to develop and market ourselves.

Risks Related to Development, Clinical Testing and Regulatory Approval of NanoAbs and Any Other Current and Future Product Candidate(s)

We have not yet commercialized any product candidate(s), and we may never become profitable.

We are party to a licensing and collaboration arrangement with MPG and University Medical Center Göttingen. pursuant to which we are working to develop and commercialize a pipeline of innovative NanoAb drugs addressing diseases with large underserved medical needs and attractive commercial opportunities. Our first program was a development of an inhalable COVID-19 NanoAb, and while we were able to demonstrate positive results in an industry accepted hamster model of COVID-19, the market for COVID-19 therapeutics has decreased significantly, and with it capital sources. Accordingly, due to changing market conditions for COVID therapeutics we suspended further development of the COVID-19 NanoAb and are now focused on the development of VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications where IL-17 plays a meaningful role, starting with plaque psoriasis and psoriatic arthritis. Aside from this, we have no product candidates in pre-clinical development, in clinical trials or on the market. Even if we are successful in developing current or future product candidates, we will not be successful unless we complete our product development efforts, obtain regulatory approval and such product candidate(s) gain(s) market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these product candidate(s) will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, if any, and the uses for which we intend to pursue regulatory approval for the commercialization of current and future product candidates

●	the competitive environment;

●	the demand for our product candidate(s);

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate(s) and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate(s) or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing, coverage and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, participants, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for current and future product candidates. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

In addition, we have limited marketing capabilities, and if we are unable to enter into collaborations with marketing partners or develop our own sales and marketing capabilities, we may not be successful in commercializing current and future product candidates. If we are unable to reach and maintain agreements with one or more pharmaceutical companies or partners, we may be required to market our product candidate(s) directly. Developing a marketing and sales force is expensive and time-consuming and could delay a product launch. We may not be able to attract and retain qualified sales personnel or otherwise develop this capability.

NanoAbs represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology.

We are currently concentrating our development efforts on the IL-17 NanoAb as a treatment for all potential indications where IL-17 plays a meaningful role, starting with psoriasis and psoriatic arthritis. The processes and requirements imposed by the U.S. Food and Drug Administration (the “FDA”) or other applicable health authorities may cause delays and additional costs in obtaining approvals for marketing authorization for our products. Because our platform is relatively new and only one drug developed by a competing company and related to rare blood diseases has been approved to date in the market, regulatory agencies, as well as insurance and other coverage providers and payers, may lack experience in evaluating our product candidates. This inexperience may lengthen the regulatory review process, increase our development costs and delay or prevent reimbursement and commercialization of our platform products. Additionally, advancing this novel platform creates significant challenges for us, and we must be able to overcome these challenges in order to successfully develop, commercialize and manufacture our product candidates.

In light of our current resources and limited commercial experience, we have and may need to continue to establish third-party relationships to successfully develop, commercialize and market our pipeline candidates.

Our long-term commercial viability may depend, in part, on our ability to successfully execute current strategic collaborations and establish new strategic collaborations with contract commercial organizations, pharmaceutical and biotechnology companies, non-profit organizations, and government agencies. Establishing and maintaining strategic collaborations and obtaining government funding is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or based on their internal pipeline or available resources; government agencies may reject contract or grant applications based on their assessment of public need, the public interest, the ability of our products to address these areas, or other reasons beyond our expectations or control. If we fail to establish or maintain collaborations necessary for successful development, commercialization and marketing on acceptable terms, we may not be able to develop, commercialize or market product candidates or generate sufficient revenue to fund further research and development efforts.

New or existing collaborations, including our collaboration with MPG and UMG, may never result in the successful development or commercialization of any pipeline candidates for several reasons, including the fact that:

●	we may not have the ability to control the activities of our partners and cannot provide assurance that they will fulfill their obligations to us, including with respect to the license, development, and commercialization of pipeline candidates, in a timely manner or at all;

●	such partners may not devote sufficient resources to our pipeline candidates or properly maintain or defend our intellectual property rights (if required)

●	such partners may decide to pursue competitive product candidates developed outside of the partnership arrangement;

●	any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our pipeline candidates and affect our ability to realize product revenue;

●	disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities; and

●	such partners may decide to terminate or not to renew the collaboration for these or other reasons.

If we or our collaborators fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing, and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our lack of sales, marketing and distribution capabilities, significantly delay the commercialization of our pipeline candidates.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and we may not adequately develop such protocols to support approval.

In addition to FDA requirements and those of other regulatory authorities, an independent institutional review board or an independent ethics committee at each medical institution proposing to participate in the conduct of the clinical trial generally must review and approve the clinical trial design and patient informed consent form before commencement of the study at the respective medical institution. The institutional review boards approve the clinical trial protocols and conduct periodic reviews of the clinical trials. The clinical trial protocols describe the type of people who may participate in the clinical trial, the schedule of tests and procedures, the medications and dosages to be studied, the length of the study, the study’s objectives, and other details. In general, the institutional review board will consider, among other matters, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial. Our pre-clinical studies may not be adequate proof of safety and efficacy, and as a result, we may not be successful in developing clinical trial protocols necessary to support institutional review board approval. Any delay or failure to obtain institutional review board approval to conduct a clinical trial at a prospective site could materially impact the costs, timing, or successful completion of a clinical trial.

Current and future product candidates would be subject to extensive regulation and may never obtain regulatory approval.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidate(s) are subject to extensive regulation by the Food and Drug Administration (the “FDA”) in the United States (the “U.S.”) as detailed in Title 21 of the U.S. Code or elsewhere and by comparable authorities in foreign markets. In the U.S., we are not permitted to market our product candidate(s) until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidate(s) involved, as well as the target indications and patient population. Current and future product candidates must satisfy rigorous standards of safety and efficacy before product candidates can be approved for commercial use by the European Medicines Agency (the “EMA”) in the European Union (the “EU”) or the FDA in the U.S., or any other regulatory authorities for all or any of the indications for which product candidates are intended to be used. The EMA, FDA and any other regulatory authorities have substantial discretion over the approval process, and approval is never guaranteed. We may need to conduct significant additional research before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in clinical trials. Success in early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate(s) for many reasons, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other comparable regulatory authorities in foreign markets that a product candidate(s) is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the U.S.;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities, including the processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or policy of the EMA, FDA or any other regulatory policy, during the process of product development, clinical trials and regulatory reviews. Approval procedures vary among countries, and may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the EMA, FDA and comparable foreign regulatory authorities in reviewing new pharmaceutical products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Failure to obtain EMA, FDA or any other regulatory approval for current and future product candidates in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

Current and future product candidates will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product candidate(s), and if we fail to comply with such requirements, we could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market current and future product candidates, such product candidate(s) will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of any product candidate(s) is granted, approval may be subject to limitations on the uses for which the product candidate(s) may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate(s), which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate(s) not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate(s) could result in limitations on the use of, withdrawal of EMA, FDA or any other regulatory approval or withdrawal of any approved product candidate(s) from the marketplace. Absence of long-term safety data may also limit the approved uses of our product candidate(s), if any. If we fail to comply with the regulatory requirements of the EMA, FDA and any other applicable regulatory authorities, or previously unknown problems with any approved commercial product candidate(s), manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the product candidate(s), manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new product candidate(s) or supplements to approved applications.

If we or our partners, if any, are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidate(s) may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties, or otherwise, which would have a material adverse effect on our business, financial condition or results of operations.

Current and future product candidates, if approved, may face competition sooner than anticipated.

Our product candidates may face serious competition from other products targeting the same disease or condition, including biosimilar products. In the U.S., current and future product candidates may be regulated by the FDA as biologic products and we may seek approval for such product candidate(s) pursuant to the biologics license application, or BLA, pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the Public Health Service Act (the “PHSA”) and created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. This twelve-year period of exclusivity does not pre-empt and is independent of any patent protection afforded to current and future product candidates. The law is complex and is still being interpreted and implemented by the FDA. Any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products, if any.

Although we believe that current and future product candidates should qualify for the twelve-year period of exclusivity described above if product candidates are approved as biological products under a BLA, we may not be granted such exclusivity. Further, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider current and future product candidates to be reference products for competing products, potentially creating the opportunity for generic or biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

If the results of any future clinical trials show that current and future product candidates are effective based on certain endpoints but nevertheless fail to achieve all the primary/secondary endpoint(s) requiring us to conduct additional clinical trials, or if clinical trials that we conduct for such products in the future are prolonged or delayed, we would be unable to commercialize current and future product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenues from potential sales of such product candidate(s).

If we fail to achieve all the primary/secondary endpoints, then we may be required by the FDA or any other regulatory authority to conduct additional clinical studies. We cannot predict whether we will encounter problems with any such clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of any such additional clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate(s):

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into any potential future clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards (“IRBs”) or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidate(s) or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the participant population, the nature of the trial protocol, the proximity of participants to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in participant enrollment can result in increased costs and longer development times. The failure to enroll participants in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we have prior experience with. We may not be able to enroll a sufficient number of participants in a timely or cost-effective manner. Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the U.S., we must submit an Investigational New Drug (“IND”) application to the FDA and the IND application must become effective.

Delays in any clinical trials the FDA or EMA may require us to conduct will result in increased development costs for current and future product candidates. In addition, if any such clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of current and future product candidates could be limited.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidate(s) in accordance with current good manufacturing practices, or cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	failure or delay in reaching an agreement with a third party contract research organization or clinical trial site(s), and failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, Institutional Review Boards (“IRBs”), or other regulatory bodies to authorize our clinical trial protocols, or a decision by a regulatory body to place one or more of our trials on hold;

●	inability or unwillingness of medical investigators and Contract Research Organizations to follow our clinical trial protocols and applicable regulatory requirements; and

●	lack of sufficient funding to finance the clinical trials.

In addition, we or regulatory authorities may suspend or terminate our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks, if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials, if inspection of the clinical trial operations or trial site by a regulatory authority results in the imposition of a clinical hold, or if there is a failure to demonstrate a benefit from using the product candidate(s), or changes in governmental regulations or administrative actions. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop product candidate(s) and generate revenue.

We may in the future conduct clinical trials of current and future product candidates at sites outside the U.S., and the FDA may not accept data from trials conducted in foreign locations.

We may in the future conduct clinical trials of current and future product candidates outside of the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA. For example, under 21 Code of Federal Regulations (“CFR”) 312.20, the clinical trial must be well designed and conducted in accordance with good clinical practice, or GCP, requirements, and the FDA must be able to validate the clinical trial data through an on-site inspection, if necessary, among other things. If a marketing application is based solely on foreign clinical data, the FDA can require such data to be applicable to the U.S. population and U.S. medical practice, and for the clinical trials to have been performed by clinical investigators of recognized competence. There can be no assurance the FDA will accept data from trials conducted outside of the U.S. If the FDA does not accept the data from any clinical trials that may be conducted outside of the U.S. of current and future product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the product candidate(s).

Positive results from earlier preclinical data and clinical trials may not be predictive of the results in later clinical trials of current and future product candidates, and the results of our clinical trials may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

Positive results from previous clinical trials may not be predictive of the results of later clinical trials of current and future product candidates, and any early clinical trials may not be predictive of results in later clinical trials that we may conduct. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from preclinical studies and clinical trials for current and future product candidates may not be predictive of the results we may obtain in later stage trials.

Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or European Medicines Agency, or other applicable regulatory agency, approval for their product candidates.

We may be unsuccessful in finding a partner to further develop our COVID-19 NanoAb program to protect against current and future variants of COVID-19.

Our first program under the licensing and collaboration arrangement with MPG and University Medical Center Göttingen was development of an inhalable COVID-19 NanoAb. Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program and are unlikely to continue unless we find a partner to further develop this program. Current interest in, and funding for, COVID-19 therapeutics is low, and we may not be successful in finding a partner.

We have limited experience with the development of local delivery and inhalation-administered therapies.

We intend to develop our anti-IL-17 NanoAbs to be administered by local delivery directly into the dermis. If the development of our COVID-19 NanoAb is continued, we expect that it would be developed to be administered by inhalation, targeting the virus directly in the lungs and airways. Although our team has significant experience with designing and conducting clinical trials, we have never developed or commercialized a local delivery therapy or an inhalation-administered therapy. Even if our anti-IL-17 NanoAbs are effective against potential indications where IL-17 plays a meaningful or our COVID-19 NanoAbs are effective against COVID-19, we are subject to development risks associated with these routes of administration.

If we experience delays in the enrollment of participants in any future clinical trials we may conduct, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate clinical trials for current and future product candidates. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in any clinical trials may result in increased development costs for current and future product candidates, which could materially harm our financial condition and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

The occurrence of serious complications or side effects in connection with current and future product candidates, either in future clinical trials we may conduct or post-approval, could impede such future clinical trials, if any, and lead to refusal of regulatory authorities to approve our product candidate(s) or, post-approval, revocation of marketing authorizations or refusal to approve new indications, which could severely harm our business, prospects, operating results and financial condition.

In any future clinical trials of current and future product candidates that we may conduct, or following regulatory approval, illnesses, injuries, discomforts and other adverse events may be reported by subjects. In addition, side effects are sometimes only detectable after they are made available to patients on a commercial scale after approval. Results of any future clinical trials we may undertake for current and future product candidates could reveal a high and unacceptable severity and prevalence of such side effects. In such an event, any clinical trials we may conduct could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of current and future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment for any clinical trials we may conduct or the ability of enrolled participants to complete such trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if current and future product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such product candidate(s), a number of potentially significant negative consequences could result, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other comparable regulatory authorities in foreign markets that a product candidate(s) is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the U.S.;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities.

Any of these events could prevent us from achieving or maintaining market acceptance of current and future product candidates, if approved, and could significantly harm our business, results of operations and prospects.

If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

Research programs designed to identify current and future product candidates may require substantial technical, financial and human resources, whether or not such efforts are successful. Our research programs may initially show promise in identifying current and future product candidates, yet fail to lead to clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying potential product candidate(s);

●	competitors may develop alternatives that render our product candidate(s) obsolete;

●	a product candidate(s) may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a product candidate(s) may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate(s) may not be accepted as safe and effective by regulatory authorities, participants, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact the price of the ADSs.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Coverage and reimbursement may not be available for current and future product candidates (if and when approved for commercial sale), which could make it difficult for us to sell such product candidates profitably.

Market acceptance and sales of current and future product candidates will depend on coverage and reimbursement policies. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. We cannot be sure that coverage and reimbursement will be available for current and future product candidates we may develop. Even if coverage is provided, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our product candidate(s). If reimbursement is not available or is available only at limited levels, we may not be able to successfully compete through sales of our proposed product candidate(s).

In the United States, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products can differ significantly from payor to payor. Certain Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the U.S. Centers for Disease Control’s, or CDC’s, Advisory Committee on Immunization Practices, or ACIP, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidate(s), once approved, is reimbursed only under the Part D program, physicians may be less willing to use our product candidate(s) because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payments associated with the Part D program.

Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us, our revenues from sales by us, and the potential profitability of our product candidate(s), in those countries would be negatively affected. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product candidate(s) in a particular country, but then may experience delays in the reimbursement approval of our product candidate(s) or be subject to price regulations that would delay our commercial launch of the product candidate(s), possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product candidate(s) in that particular country.

Current and future legislation may increase the difficulty and cost for us and our partners, if any, to obtain marketing approval of and commercialize current and future product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell current and future product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidate(s), the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the Affordable Care Act. By way of example, the 2017 Tax Reform Act included a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional, but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case. On November 10, 2020, the U.S. Supreme Court heard oral arguments regarding the constitutionality of the individual mandate. In June 2021, the U.S. Supreme Court ruled that the states that initially challenged the individual mandate did not have standing to sue. The U.S. Supreme Court did not rule on the constitutionality of the individual mandate. In addition, there may be other efforts to challenge, repeal or replace the Affordable Care Act. We are continuing to monitor any changes to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, unless additional congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our product candidates, if approved, and, accordingly, the results of our financial operations. We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us, but we expect there will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care.

We are subject to extensive and costly government regulation.

Any current and future product candidate(s) we may develop will be, subject to extensive and rigorous domestic government regulation, including with respect to Europe, regulation by the EMA and other relevant regional, national and local authorities, with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our product candidate(s) are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, and import and export of pharmaceutical products under various regulatory provisions. Current and future product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained EMA, the Israeli Ministry of Health’s approval and/or FDA approval. Such foreign regulation may be equally or more demanding than corresponding European, Israeli or U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of current and future product candidates to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of current and future product candidates. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would market, sell and distribute our product candidate(s). As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, arrangement, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively known as the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

Efforts to ensure that our current and future business arrangements with third parties, and our business generally, continue to comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with any such laws and regulations. If our operations, including any arrangements with physicians and other healthcare providers, are found to be in violation of any such laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, reputational harm, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, additional reporting requirements, and/or the curtailment or restructuring of our operations, as well as additional reporting obligations oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If we enter into business with any physicians or other healthcare providers or entities who are then found to not be in compliance with applicable laws, they may be subject to similar penalties.

Changes in regulatory requirements and guidance or unanticipated events may occur during any future clinical trials we may conduct, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of such clinical trials.

Changes in regulatory requirements and guidance or unanticipated events may occur during any clinical trials we may conduct may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any future clinical trials we may conduct, the commercial prospects for current and future product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.

If we acquire or license additional technologies or product candidate(s), we may incur a number of additional costs, have integration difficulties and/or experience other risks that could harm our business and results of operations.

We may acquire and in-license current and future product candidate(s) and technologies. Any current and future product candidate(s) or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate(s) or product candidate(s) developed based on in-licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any current and future product candidate(s) that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidate(s) could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Natural disasters, public health and other states of emergency, such as the COVID-19 outbreak, could adversely impact our business, including identifying current and future product candidates.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. Quarantines, travel restrictions, shelter-in-place, nationalization efforts or similar government orders, such as lockdowns, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could have an indeterminate impact on our operations. Our suppliers or partners could also be disrupted by conditions related to infectious diseases, possibly resulting in disruption to our supply chain, collaborations or operations. If our suppliers, or other potential partners such as CMOs or contract research organizations (CROs) are unable or fail to fulfill their obligations to us for any reason, our ability to meet clinical and commercial supply demand for current and future product candidates may become impaired.

A resurgence of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the COVID-19 pandemic has generally subsided, there is a risk of the emergence of a new variant which could have potential economic impact and can significantly disrupt global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position.

Also, in the event of a pandemic, there is no guarantee that interruptions or delays in the operations of the FDA or other regulatory authorities in other jurisdictions will not impact the review and approval timelines for the marketing applications we may submit for current and future product candidates. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The effect of the emergence of a new variant of COVID-19 or other broadly harmful pathogen is uncertain, and while we maintain business continuity plans, they might not adequately protect us. The extent to which COVID-19 or others broadly harmful pathogen or occurrence can negatively impact our business, financial condition and results of operations in the future will depend on future developments, which are highly uncertain and cannot be accurately predicted.

Risks Related to Our CDMO Business Unit

Initiating new business activities or strategies may expose us to new risks and may increase our costs associated with doing business.

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. Initiating new business activities or strategies may expose us to new or increased financial, regulatory, reputational, and other risks. There is no guarantee that our business strategies will succeed. Such business strategies are important and necessary ways to grow our business and respond to changing circumstances in our industry; however, we cannot be certain that we will be able to manage the associated risks and compliance requirements effectively. Such risks include a lack of management-level personnel experienced with CDMO business management, increased administrative burden, increased logistical problems, increased credit and liquidity risk and increased regulatory scrutiny. See also “Risks Related to Our R&D Business Unit”. We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition”.

External competition from other CDMO providers may be harmful to our planned CDMO business.

We face competition from other companies that are large, well-established manufacturers with financial, technical, research and development and sales and marketing resources that are significantly greater than ours. To be successful, we will need to convince potential clients that our overall value proposition is superior to the one of other CDMOs. Our ability to achieve this and to successfully compete against other manufacturers will depend, in large part, on our success in developing processing technologies that improve the efficiency of and reduce the cost and/or time associated with drug development projects. If we are unable to successfully demonstrate our competitive advantages, we may not be able to compete against other CDMOs.

Our CDMO business is dependent upon the demand for our services by our customers.

Our CDMO business is dependent upon the amount of money our customers choose to spend on development and manufacturing services. A decrease in the budget of our customers for spending on development and manufacturing services will negatively impact our revenue and profitability. Early-stage customers may be forced to delay or cancel our services in an effort to conserve cash which could have a material adverse effect on our revenues and profitability. In addition, the outcomes of our customers’ research, development and marketing also significantly influence the amount that our customers choose to spend on our services and offerings. Further, increasing consolidation in the pharmaceutical industry may impact such spending, particularly in the event that any of our customers choose to develop or acquire integrated manufacturing operations. Any reduction in customer spending on biologics development and related services as a result of these and other factors could have a material adverse effect on our business, financial condition, and results of operations

CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients could adversely impact our business.

The CDMO services we offer can be highly complex, due in part to strict regulatory requirements and the inherent complexity of the services provided. A failure of our quality management systems and processes in our facilities could cause problems in connection with facility operations for a variety of reasons, including equipment malfunction, viral contamination, failure to follow specific manufacturing instructions, protocols and standard operating procedures, problems with raw materials or environmental factors. Such issues could affect production of a single manufacturing run or manufacturing campaigns, requiring the destruction of products, or could halt manufacturing operations altogether. In addition, any failure to meet required quality standards may result in our failure to timely deliver products to our clients which, in turn, could damage our reputation for quality and service. Any such incident could, among other things, lead to increased costs, lost revenue, reimbursement to clients for lost drug substances, damage to and possibly termination of client relationships, time and expense spent investigating and remediating the cause and, depending on the cause, similar losses with respect to other manufacturing runs. In addition, such issues could subject us to litigation, the cost of which could be significant.

Problems may arise during the production of our products and product candidates, as well as those we produce for our CDMO clients, due to the complexity of the processes involved in their development, manufacturing and shipment or other factors. Significant delays in product manufacturing or development and our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows.

The majority of our products and our clients’ products are complex biological drug candidates. Manufacturing biological drug candidates, especially in large quantities, is complex. The products must be made consistently and in compliance with a clearly defined manufacturing processes. Problems during manufacturing may arise for a variety of reasons, including problems with raw materials, equipment malfunction and failure to follow specific protocols and procedures. Slight deviations anywhere in the manufacturing process, including obtaining materials, maintaining master cell banks and preventing genetic drift, cell growth, fermentation, contamination including from particulates among other things, filtration, filling, labeling, packaging, storage and shipping, potency and stability issues and other quality control testing, may result in lot failures or manufacturing shut-downs, delays in the release of lots, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change manufacturers. Additionally, as our equipment ages, it will need to be replaced, which has the potential to result in similar consequences. Success rates can also vary dramatically at different stages of the manufacturing process, which can reduce yields and increase costs. From time to time, we may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and could cause us to fail to satisfy client orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation, or other restrictions on the marketing or manufacturing of a product, any of which could be costly to us, damage our reputation and negatively impact our business. Regulatory action, including the issuance of Forms FDA 483 and warning letters, can also have an impact.

We may be required to ship biological candidates manufactured at our facility to clinical trial facilities at a prescribed temperature range and variations from that temperature range could result in loss of product and could significantly and adversely impact the related drug development program timelines, which could harm our business, financial condition, operating results and cash flows.

In addition, we may not be able to produce sufficient quantities to meet the rapidly changing demand or specifications of our clients on the desired timeframe, if at all. Our inability to produce sufficient quantities to meet the demand or specifications of our clients or the inability to timely obtain regulatory authorization to produce the products or product candidates of our clients could also harm our business, financial condition, operating results and cash flows.

Risks Related to Our R&D Business Unit

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to attract and retain additional management and experts. Our limited financial resources may hinder the successful retention of our management and consulting team and adding additional experts, which could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer, Dr. Tamar Ben-Yedidia, our Chief Scientific Officer, Mr. Elad Mark, our Chief Operating Officer and Dr. Dalit Fischer our Chief Technology Officer. The early stage of our NanoAbs program creates uncertainty about our prospects and may make it more difficult to attract and retain qualified executives and other key personnel.

We are a developmental stage biopharmaceutical company with no product candidate(s) approved for marketing by regulatory agencies such as FDA, which makes it difficult to assess our future viability.

We are a developmental stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute any future business plan, we may need to successfully:

●	execute development activities;

●	obtain required FDA and applicable foreign regulatory authorizations for the development and commercialization of current and future product candidates;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our product candidate(s);

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop any current and future product candidate(s), raise capital, expand our business or continue our operations.

We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

We compete against fully integrated pharmaceutical and biopharmaceutical companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their strategic partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing immuno-modulating products;

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

Generally, our competitors currently include large fully integrated pharmaceutical companies as well as smaller biotech companies and academic research institutes attempting to develop antibodies directed at IL-17 as therapies or related therapies aimed at treating the same therapeutic areas, such as BMS, Novartis, Lilly, UCB, Moonlake, and others. If our competitors develop and commercialize products faster than we do or develop and commercialize products that are superior to our product candidate(s), our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our product candidate(s) obsolete or non-competitive. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate(s) achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with current and future product candidates;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs and be required to limit commercialization in connection with product liability claims relating to current and future product candidates, which may result in substantial losses.

Current and future product candidates could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render current and future product candidates ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by current and future product candidates could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any current and future product candidate(s). Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize any current and future product candidate(s). A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements, and insider trading, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures: to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health-care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors adopted a Code of Ethics. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations, our directors, executives and employees may have access to material, non-public information regarding our business, our results of operations or potential transactions we are considering. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and the market price of the ADSs. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully grow and expand. Successful implementation of any future business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures, and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize any current and future product candidate(s). Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of current and future product candidates. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crises as well as a variety of other factors including, among other things, the COVID-19 pandemic, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. While the financial markets have improved, they are still somewhat unstable, and future disruptions or the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, directly or indirectly through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits or licenses required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities or the facilities of our service providers.

Governments may impose strict price controls, which may adversely affect our revenues, from the sale of product candidates.

In some countries, including the countries comprising the European Union (the “EU”), the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate(s) to other available therapies. If reimbursement of our product candidate(s) is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our internal computer systems, or those used by our contractors or consultants, may fail or experience security breaches or other unauthorized or improper access.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the internet and attachments to emails. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we will rely on third parties to conduct clinical trials for, and manufacture, current and future product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidate(s) could be delayed.

As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of our cloud and service providers, including any third party vendors that collect, process and store personal data on our behalf. Our systems, servers and platforms and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party providers will be successful in preventing cyber-attacks or successfully mitigating their effects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our current and future product candidate(s) could be delayed.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and adverse publicity and could negatively affect our operating results and business.

We and our partners and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our partners and third-party providers.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California enacted the California Consumer Privacy Act (the “CCPA”), which gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Foreign data protection laws, including EU General Data Protection Regulation (the “GDPR”), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our partners and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Dependence on Third Parties

Our NanoAbs program is based on an exclusive license from MPG and UMG, and we could lose our rights to this license if a dispute with MPG and/or UMG arises or if we fail to comply with the financial and other terms of the license.

We license the core intellectual property for our NanoAbs program from MPG and UMG under exclusive license agreements, pursuant to which we received an exclusive worldwide license for the development and commercialization of COVID-19 NanoAbs and for the IL-17 NanoAbs based on certain patents and intellectual property owned by MPG and UMG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. However, MPG is entitled to terminate the exclusivity rights or to terminate the license agreement if, among other things, the Company fails to submit an IND application by a certain date or if the patent rights licensed pursuant to the License Agreement are invalidated. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

If MPG terminates the license agreement, or licenses to a third party the intellectual property it had licensed to us pursuant to this license agreement, or if any dispute arises with respect to our arrangement with MPG, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our NanoAbs program is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated prior to its expiration, it could have a material adverse effect on our business, prospects and results of operations.

We rely on MPG to create and provide additional support for our IL-17 NanoAbs program and any additional NanoAbs for our NanoAbs program, which are part of the Research Collaboration Agreement

We rely on MPG to provide additional support for our IL-17 NanoAbs program and any additional NanoAbs which are part of our five year Research Collaboration Agreement with MPG and UMG. If the supply of NanoAbs is disrupted or delayed, we may not be able to complete at all or in a timely manner, the successful development and commercialization of our current or future product candidates. There is no guarantee that we will be successful in in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs

If we were to conduct clinical trials, we would rely on third parties to conduct any such clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We will rely on third parties such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct any future clinical trials on our behalf. Any of these third parties may terminate their engagement with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that our clinical trial is conducted in accordance with the requirements of the relevant regulator, and failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any current and future product candidate(s). Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business.

Our current manufacturing facility contains highly specialized equipment and materials and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming, and costly to duplicate or, though a remote risk, may be impossible to duplicate. We do not have any redundant manufacturing facilities. If this facility were damaged or destroyed, or otherwise subject to disruption, including contamination, it would require substantial lead-time to replace such manufacturing capabilities and could cause costly delays in our R&D activities and in the performance of our CDMO services. In such event, we would be forced to identify and rely entirely on third-party contract manufacturers for an indefinite period of time, which we may not be able to do in a timely manner and would further increase our production costs. Any disruptions or delays at our facility or its failure to meet regulatory compliance would significantly impair our ability to advance our NanoAbs program and deliver our CDMO services, which would result in increased costs and losses and adversely affect our business and results of operations.

Use of third parties to manufacture current and future product candidate(s) may increase the risk that we will not have sufficient quantities of such product candidate(s) at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Our GMP biologics manufacturing facility in Jerusalem is capable of manufacturing an annual supply of current and future product candidate(s) suitable for regulatory or other similar uses. However, we may also rely on a third party CMO for commercial supply of current and future product candidates.

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;

●	The possible failure to manufacture sufficient quantities of current and future product candidates due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our proprietary information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

A CMO may not be able to comply with cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidate(s), operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidate(s).

We may not obtain the necessary materials for the performance of any future clinical trials in the U.S. or other countries around the world that we may conduct.

Clinical trials we may conduct in the future may involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufacturers to provide. It is possible that the FDA or any other relevant regulatory body will request that we provide materials or information that are not in our possession at that time before allowing us to proceed with any proposed clinical trials.

Risks Related to Our Intellectual Property

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own or license in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues depend in part on our ability to obtain and successfully leverage intellectual property covering our product candidate(s), know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

●	the degree and range of protection any patents will afford us against competitors;

●	the patents concerning our business activities were not registered in all countries and therefore our patent protection may be lacking in some territories;

●	if and when patents will be issued;

●	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

●	we may be subject to interference proceedings;

●	we may be subject to opposition or post-grant proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed;

●	enforcement of patents is complex, uncertain and expensive; and

●	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

If patent rights covering our product candidate(s) and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office (the “USPTO”) or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. An adverse determination in any opposition, derivation, revocation, re-examination, post-grant and inter parties review or interference proceedings or foreign equivalent, or litigation, challenging our patent rights or the patent rights of others could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and product candidate(s). Thus, any patents we own or license from or to third parties may not provide any protection against our competitors. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of the ADSs to decline. Any of the foregoing could harm our business, results of operations and financial condition.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from MPG (or any other third-party in the future) will give us adequate protection from competing products. Further, even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability and such patents may be challenged, invalidated, narrowed or held to be unenforceable.

We may be subject to a third-party pre-issuance submission of prior art to the USPTO or equivalent foreign bodies. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

Moreover, some of our owned or in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.

It is also possible that others may obtain issued patents that could prevent us from commercializing our product candidate(s) or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and partners to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome is favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any current and future product candidate(s). Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to cease the activities claimed by the patents, including to cease commercializing the infringing technology or product candidate(s), redesign our product candidate(s) or processes to avoid infringement, which may be impossible or require substantial time and monetary expenditure, or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

There is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate(s), technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidate(s). There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of the ADSs to decline. Any of the foregoing events could harm our business, financial condition, results of operations and prospects.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research and other partners, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with current and future product candidates. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries, such as China where certain patents owned or licensed by us were granted, may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed patent applications in many countries where significant markets exist.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are the same as or similar to current and future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that employees, partners or other third parties who were involved in the development of intellectual property for the Company have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who were involved in the development of intellectual property for the Company. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been and may in the future be developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a later decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions.

We may receive less revenue from any current and future product candidate(s) if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Our employees may have been previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidate(s) and be a distraction to management. Any of the foregoing events would harm our business, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidate(s) for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidate(s) are obtained, once the patent life has expired for a product candidate(s), we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidate(s), patents protecting such product candidate(s) might expire before or shortly after such product candidate(s) are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidate(s) similar or identical to ours.

Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidate(s), one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, there are no assurances that the USPTO or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate(s) will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable product candidate(s) could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Risks Related to Our Operations in Israel

We conduct most of our operations in Israel. Conditions in Israel, including the October 2023 attack by Hamas from the Gaza Strip and Israel’s war against it, may affect our operations and business results.

Because we are incorporated under the laws of the State of Israel and most of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital.

Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any such limits on travel and delays in imports could result in our inability to receive, or a shortage of, supplies and materials necessary for us to conduct our business.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, there was a clash between Israel and Hezbollah in Lebanon. Additionally, Israel and Iran traded their first ever direct attacks, as well as proxy and covert actions, throughout 2024, and Yemeni rebel group, the Houthis, have launched attacks on Israel and on global shipping routes in the Red Sea, causing disruptions of supply chain. Furthermore, during December 2024, Syrian Islamist rebel forces seized control of Syria, a country bordering Israel, and the Assad regime collapsed, adding additional instability to the region. Although ceasefires are currently in place with Hamas and Hezbollah, it is possible that these hostilities will escalate in the future into a greater regional conflict. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

Our R&D business unit is currently focused on advancing a novel VHH antibody for the treatment of psoriasis and related diseases. We plan to commence a pre-clinical toxicology study in Q3/4 2025. The production of the drug substance and drug product batches required for the studies is done at our site located in Jerusalem, Israel. As such, an escalation of the conflict in Gaza or its expansion to include the northern border of Israel could potentially impact the studies. Risks include delays in operations due to missile attacks and/or difficulty in recruiting additional employees or service providers due to their service in the reserve forces of the Israel Defense Forces (the “IDF”), the national military of Israel.

We currently do not anticipate any material risk that the drug production for the studies will not be to be produced in Jerusalem, Israel. In the event we are not able to perform the drug production ourselves, we can approach alternative suppliers to perform the production. If we need to approach alternative suppliers, our pre-clinical trial could be delayed. A delay or disruption in our pre-clinical trial could impact the value of our securities, require us to raise additional capital, reduce operating expenses, including by reducing headcount, and/or limit or terminate our product development activities.

In October 2023, our CDMO business unit signed its first contract to provide R&D services to a biotech client and since then we have signed additional contracts with other clients, and we are in advanced contract discussions with several other potential clients. Although we have not seen that the ongoing conflict has affected this business to date, there can be no assurances that potential clients will not delay their engagement with us or not engage us for CDMO services due to conflict or that the conflict will not otherwise have a material adverse effect on us or our operations in the future.

The IDF is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. We currently have 29 employees, all of whom reside in Israel, consisting of 4 management employees and 25 non-management employees. Our CEO and two non-management employees were called for reserve service. Such reserve duty has not materially affected the Company’s operations. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business and disrupt our operations due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability. These measures may include overtime and third-party outsourcing. These possible effects on our business may adversely impact our results of operations, liquidity or cash flows.

Additionally, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

In addition, as a result of the war, the international rating agency, Moody’s, has cut Israel’s credit rating from A1 to A2 and has also lowered Israel’s outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible effects.

Furthermore, prior to the war, the Israeli government was pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, critics voiced concerns that the proposed changes may negatively impact the business environment in Israel. If the Israeli government resume the pursuit of such extensive changes, it may negatively affect our business, financial condition and prospects. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Investors may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us, or our executive officers and directors or asserting U.S. securities laws claims in Israel.

We are incorporated in Israel. Most of our current executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court unless certain provisions of Israeli law are satisfied. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. Since Israeli corporate law underwent extensive revisions approximately 15 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Changes in Israeli tax laws and examinations by the Israeli Tax Authorities could increase our overall tax liabilities.

We are subject to various taxes and tax compliance obligations in Israel. Changes in Israeli tax laws and regulations or their implementation in the future could increase our tax liabilities and our tax compliance obligations. In addition, the proper application of Israeli tax laws is subject to certain uncertainties and require the exercise of judgement. We may be subject to examinations by the Israeli Tax Authorities, and if our application or interpretation of Israeli tax laws is successfully challenged, we could be subject to additional tax liabilities, including interest and penalties, which could adversely affect our business and financial position.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

Our articles of association provide that our directors (other than external directors) are elected to terms, with only two or three of our directors (other than external directors) to be elected each year, in each case for a term of three years. The staggering of the terms of our directors prevents a potential acquirer from readily replacing our entire board of directors at a single annual general shareholder meeting. This could prevent an acquirer from seeking to effect a change in control of our company by proposing an acquisition proposal offer opposed by our board, even if beneficial to our shareholders.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Because a certain portion of our expenses is incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the U.S. Dollar, but some portion of our operational expenses are in NIS and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the U.S. Dollar. These measures, however, may not adequately protect us from adverse effects.

Risks Related to our Securities

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs. The delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist the ADSs.

On November 1, 2023, we received a notice of non-compliance from Nasdaq that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”). We were given 180 days to regain compliance. On April 30, 2024, we received a staff determination letter from Nasdaq notifying us that, due to our continued non-compliance with the minimum $1.00 bid price requirement, the ADSs would be scheduled for delisting from Nasdaq and would be suspended for trading at the opening of business on May 7, 2024 unless we timely request a hearing before an independent Nasdaq Hearings Panel (the “Hearing Panel”). We appealed the delisting determination and requested a hearing before the Hearing Panel, which automatically stayed any suspension. Our board of directors also approved a ratio change of the ADSs to our non-traded Ordinary Shares, increasing the number of Ordinary Shares represented by each ADS from 400 to 4,000, which was equivalent to a reverse split of 1 for 10. The effective date of the ratio change was May 21, 2024, and as result of this ratio change we regained compliance with the Minimum Price Rule.

In addition, we received notification letters from Nasdaq dated September 28, 2022 and May 1, 2023 advising us that we are not in compliance with Listing Rule 5550(b)(1) requiring companies listed on Nasdaq to maintain a minimum of $2,500,000 in stockholders’ equity (the “Minimum Stockholders’ Equity Rule”) for continued listing. On August 1, 2023, we announced that Nasdaq reviewed our plan to regain compliance with the Minimum Stockholders’ Equity Rule and provided us with an extension until October 30, 2023 to demonstrate compliance. On November 20, 2023, we announced the receipt of formal notification from Nasdaq that we had regained compliance with the Minimum Stockholders’ Equity Rule. Nasdaq also indicated that if we do not evidence such compliance in our next periodic report (the Annual Report on Form 20-F), Nasdaq may provide notification to us that the ADSs may be subject to delisting, at which time we may appeal the determination to a Hearings Panel. Our shareholders’ equity as of December 31, 2023, as reflected in our financial statements for the year ended December 31, 2023, was less than the minimum of $2,500,000 in stockholders’ equity required by Nasdaq for continued listing.

As a result, on May 20, 2024, we received a staff determination letter from the Staff of Nasdaq that we are not in compliance with the Minimum Stockholders’ Equity Rule. On June 18, 2024, a hearing was held before an independent Nasdaq Hearings Panel (the “Hearings Panel”), and we presented our views with respect to the stockholders’ equity deficiency, including presenting a plan to address the Equity Requirement matter by converting a significant portion of the loan owed by us to the EIB into equity.

On August 29, 2024, following completion of the conversion of a significant portion of the loan owed by us to the EIB into preferred shares as described below, we announced that we had received formal notification from the Staff that we have regained compliance with the Equity Requirement.

In addition, if the ADSs are delisted from Nasdaq, trading of our securities would most likely take place in an over-the-counter market for unlisted securities. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our securities in an over-the-counter market, and many investors would likely not buy or sell our securities due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our securities would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our securities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our securities, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition, and results of operations, including our ability to attract and retain qualified employees and raise capital.

A delisting from Nasdaq would likely have a negative effect on the price of the ADSs and would impair shareholders’ ability to sell or purchase their ADSs when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we should not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2024. However, there can be no assurance that this will be the case in 2025 or in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Capital Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, board independence requirements, director nomination procedures and quorum requirements. In addition, we may follow our home country law instead of the listing rules of the Nasdaq Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. We also intend to follow our home country rules regarding the periodic approval of and changes to the formal charter for our compensation committee instead of the listing rules of the Nasdaq Capital Market. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the Nasdaq Capital Market applicable to domestic U.S. issuers.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

We have not paid, and do not currently intend to pay, dividends on the ADSs and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on the ADSs since inception. We do not anticipate paying any cash dividends on the ADSs in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our ordinary shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

General Risks

We incur significant costs as a public company in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

We are a publicly traded company in the U.S. As a public company in the U.S., we incur additional significant accounting, legal and other expenses. We also incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

The market price for the ADSs has been and will likely remain volatile.

The market price for the ADSs has been and is likely to remain highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the authorizations necessary to commence future clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new product candidate(s) or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations, or decisions applicable to our product candidate(s) or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;
●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by these analysts;

●	future issuances of Ordinary Shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, the COVID-19 pandemic resulted in significant financial market volatility and uncertainty. A resurgence of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of the ADSs.

In the past, securities class action litigation has often been brought against a company and its management following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant share price volatility in recent years.

In addition, the trading prices for securities of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including Ordinary Shares and ADSs issuable upon the exercise of outstanding options. Issuances of additional shares and ADSs would reduce your influence over matters on which our shareholders vote.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, the market price for the ADSs and trading volume could be negatively impacted.

The trading market for our securities may be influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of the ADSs or their trading volume.

Use of Proceeds

This prospectus relates to ADSs that may be offered and sold from time to time by YA. All of the ADSs offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $10.0 million aggregate gross proceeds under the Purchase Agreement from any sales of ADSs we make to YA pursuant to the Purchase Agreement. However, we are unable to estimate the actual amount of proceeds that we may receive, as it will depend on the number of ADSs that we choose to sell, our ability to meet the conditions to purchases set forth in the Purchase Agreement, market conditions and the price of the ADSs, among other factors. operational expenses related to our CDMO business

We currently intend to use the net proceeds from YA pursuant to the Purchase Agreement, if any, for the continued development of our NanoAbs development program, and for supporting our CDMO operations as well as general corporate purposes, which may include working capital, research and development activities, regulatory matters, capital investment or other related purposes. Although we have identified some potential uses of the net proceeds to be received from YA, we cannot specify these uses with certainty. Our management will have broad discretion in the application of the net proceeds and could use them for purposes other than those contemplated as of the date of this prospectus. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

Our expected use of net proceeds under the Purchase Agreement represents our current intentions based on our present plans and business condition, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty any or all of the particular uses for the net proceeds to be received under the Purchase Agreement, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds may vary depending on numerous factors, including our ability to obtain additional financing and changes we may make to our development plan. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending the use of the net proceeds from sales of ADSs by us pursuant to the Purchase Agreement as described above, we intend to invest the net proceeds in a variety of capital preservation investments, short and intermediate term, interest-bearing, investment-grade instruments, U.S. government securities and highly rated corporate debt securities, although our investment policy may change following the date of this prospectus supplement. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us.

Capitalization

The following table sets forth our total capitalization:

●	on an actual basis as of June 30, 2024;

●	on pro forma basis to give effect to the EIB Restructuring Transaction and the acquisition by Stone Miami LLC of pre-funded warrants to purchase an aggregate of 631,524 ADSs for an aggregate purchase price of $2.0 million (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”) (collectively, the “Pro Forma Transactions”);

●

on a pro forma as adjusted basis, to give effect , in addition to the Pro Forma Transactions, (i) the issuance of 28,784 ADSs as the Commitment Shares and (ii) the issuance and sale of 2,994,012 ADSs shares as Advance Shares, at an assumed offering price of $3.34 per ADSs before expenses, which is the last reported sales price of the ADSs on the Nasdaq on February 14, 2024, assuming all the Commitment Shares and Advance Shares will be sold under the Purchase Agreement, after deducting the estimated offering expenses by us.

The as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and number of ADSs sold under the Purchase Agreement. You should read this information together with our consolidated financial statements.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto included in this prospectus.

	As of June 30, 2024
(In thousands, except share data)	Actual	Pro Forma	Pro Forma as adjusted

Cash and cash equivalents	3,076	5,076	14,576
Loan from others	(19,820)	(260)	(260)
Ordinary Shares, no par value: 20,000,000,000 Ordinary Shares authorized; 3,349,431,584 Ordinary Shares issued and outstanding (actual and pro forma) and 15,826,111,001 Ordinary Shares issued and outstanding (pro forma as adjusted)	-	-	-
Preferred Shares, no par value: no preferred shares authorized and issued and outstanding (actual) and 1,000 preferred shares authorized and issued and outstanding (pro forma and pro forma as adjusted)
Additional paid-in capital	121,272	123,272	132,772
Accumulated deficit	(126,816)	(107,256)	(107,256)
Accumulated other comprehensive loss	(1,740)	(1,740)	(1,740)
Total shareholders’ equity (deficit)	(7,284)	14,276	23,776
Total liabilities and shareholders	14,851	20,195	29,695

*	Less than $1.00

The number of ADSs to be outstanding immediately after the offering, as shown above, is based on 837,358 ADSs (representing 3,349,431,584 Ordinary Shares) outstanding as of June 30, 2024, and does not include, as of such date:

●	ADSs underlying outstanding warrants:

o	14,000 ADSs underlying warrants at an exercise price of $50.00 per ADS expiring December 16, 2025;

o	292,000 ADSs underlying warrants at an exercise price of $6.50 per ADS expiring January 4, 2027;

o	8,760 ADSs underlying warrants at an exercise price of $8.125 per ADS expiring January 4, 2027;

o	6,879 underlying warrants ADSs at an exercise price of $8.125 per ADS July 3, 2029;

o	229,310 ADSs underlying warrants at an exercise price of $6.50 per ADS expiring July 3, 2029;

o	6,879 ADSs underlying warrants at an exercise price of $14.50 per ADS expiring September 15, 2028;

●	the following ADSs issued in connection with our employee and executive compensation:

o	24,307 ADSs issuable upon exercise of options outstanding under our 2018 Share Incentive Plan at a weighted exercise price of $18.10;

o	65,477 ADSs issuable upon vesting of 65,477 restricted share units outstanding under our 2018 Share Incentive Plan; and

●	The Commitment Shares, the Advance Shares and any additional shares we may issue to YA pursuant to the Purchase Agreement should we elect to sell such shares to YA.

Unless otherwise stated, all information in this prospectus assumes no exercise of the outstanding options or warrants into ADSs and no conversion of preferred shares into ADSs as described above.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits except if otherwise approved by an Israeli court. In addition, if we paya dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption for a Benefited Enterprise.

If we pay any dividends, we will also pay such dividends to the ADS holders to the same extent as holders of our Ordinary Shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Ordinary Shares, if any, will be paid to ADS holders in U.S. dollars

BUSINESS

History and Development of the Company

Our legal and commercial name is Scinai Immunotherapeutics Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the Tel Aviv Stock Exchange (TASE), and we voluntarily delisted from the TASE in January 2018. In May 2015 we completed an initial public offering of ADSs and ADSs warrants (which have since expired) on the Nasdaq Capital Market. On September 6, 2023, we announced the change of our corporate name to Scinai Immunotherapeutics Ltd. from BiondVax Pharmaceuticals Ltd. to reflect better our fresh start and new direction.

Our principal executive offices are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, and our telephone number is +972-8-930-2529. Our website is www.scinai.com. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, the information contained on, or accessible through, our website is not incorporated by reference herein and shall not be considered part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for six months ended June 30, 2024 and the years ended December 31, 2023 and December 31, 2022 amounted to approximately $8, $637 and $836 thousand, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

Business Overview

We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies.

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of our prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q4 2020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibody fragments derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi. We have also established our CDMO business unit to take advantage of our laboratory and manufacturing capacity at our cGMP facility in Jerusalem.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb. Consequently with our decision to put the COVID19 Nanoab for partnering, we have agreed with MPG/UMG to stop the aRCA.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as plaque psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

In June 2023, we disclosed that we were ceasing active development of our COVID-19 program due to ongoing generation of variants of the coronavirus, difficulty in identifying a broad spectrum NanoAb and a significant reduction in both market interest in a COVID-19 therapeutic and funding. As a result, we would expect any continued development to be based on finding a strategic partnership for our COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals and that we will focus on developing the anti-IL-17 NanoAb.

On June 4, 2024, the Company met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Consequently, on July 23, 2024, the Company announced the receipt of positive regulatory feedback from the PEI for its drug development program towards Phase 1/2a clinical trial of its anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2026 with readout in 2027.

On July 15, 2024, we announced a successful in-vivo preclinical study results of our innovative anti IL-17A/F VHH antibody fragment (NanoAb) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics. The unique ability of our NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that our NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue. In addition, the statistical analysis of these markers confirmed that the effect of our NanoAb on the tested inflammatory markers was similar to that of two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity. The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

On September 26, 2024, we filed with the Securities and Exchange Commission a Current Report on Form 6-K disclosing that we had entered into a license agreement with an unaffiliated U.S. private company (“Licensee”), pursuant to which Scinai has granted Licensee exclusive global rights to certain patents and know-how under Scinai’s agreement with the Max Planck Society and the University Medical Center Göttingen for the development and commercialization of licensed products in exchange for an up-front license fee payable by the Licensee’s completion of specified pre-clinical work, as well as other contingent development milestone payments across several indications and royalties on net sales of licensed products.

CDMO Services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO utilizing capacity at our manufacturing facility in Jerusalem to offer a multitude of services to support biotech companies through process development, as well as cGMP manufacturing for clinical supplies. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

Our biological drug development and manufacturing services for early-stage pre-clinical and clinical programs of protein-based biological drugs are executed using highly advanced laboratories and a cGMP pilot plant (designed to meet EMA and FDA regulatory requirements) , upstream and downstream process development, process optimization and scaleup, cGMP manufacturing, fill & finish operations, analytical method development and GMP quality control supported by a robust quality management system . The manufacturing facility features modular, single-use infrastructure, which allows higher flexibility, reduces change over time, saves costs in cleaning and QC testing and saves time.

In December 2024, we announced the establishment of a U.S.-based subsidiary for our CDMO business unit operating under the name Scinai Bioservices Inc.

We perform our CDMO services at our approximately 1,850 square meters (20,000 square feet) facility which we lease in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and the Hebrew University’s Medical School.

Our Competitive Strengths

We believe that our people, processes and technologies give us distinct advantages over our competitors, as follows:

●	People: Our leadership team has deep biotech and pharmaceutical industry experience, including our Chairman of the Board Mark Germain (former Co-Chairman of Pluri (previously Pluristem Therapeutics), and a co-founder and former director of a number of other biotechnology companies including, without limitation, Alexion, Neurocrine, ChromaDex, Stem Cell Innovations, Omnimmune Corp. and Collexis Holdings), Board director Samuel Moed (former Senior VP Corporate Strategy at Bristol Myers Squibb), Board director Jay Green (former Senior VP Finance and CFO of GSK’s global vaccines business) and COO Elad Mark (formerly employed by Novartis). Our CEO, Amir Reichman, has extensive vaccines R&D, supply chain, manufacturing, and engineering experience from Novartis in the U.S. and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, oversaw M-001 vaccine development from early research at the Weizmann Institute through the pivotal Phase 3 clinical trial.

●	Processes: After years of experience, Sinai has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality and GMP manufacturing processes. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive advantage versus other companies of our size. In the past, we conducted a pivotal Phase 3 trial in over 100 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). The trial was completed on time and on budget. Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, a Phase 2b clinical trial in Europe, and a Phase 2 clinical trial sponsored and conducted by the NIH/NIAID in the USA.

●	Technology: Our licensed technology from MPG and UMG is innovative and highly competitive, offering significant opportunities in drug development and manufacturing. Our drug candidates are de-risked by targeting molecular pathways already validated by existing drugs, ensuring effective therapeutic outcomes when neutralized by an antibody. Additionally, our unique drug candidates provide new administration routes and address the needs of patient populations underserved by current treatments. Our existing and advanced GMP manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, nanobodies and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Our Business Strategy

Business Strategy for our R&D Business Unit:

Beginning with the MPG/UMG Agreements, the Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	A pipeline of products for prevention and/or treatment of illnesses with large market opportunities for more effective treatments.

●	Each product candidate originated through the MPG/UMG Agreements would be designed to interact with a target previously validated as an appropriate target for therapeutic intervention by an antibody already on the market.

●	Each therapeutic indication nevertheless is underserved by existing antibody treatments and a large market opportunity exists for a proprietary NanoAb with improved attributes.

●	A pipeline that would take advantage of the unique physicochemical attributes of our NanoAbs, including:

●	Smaller molecular weight and superior physicochemical stability – our NanoAbs are approximately 1/10th the molecular weight of regular antibodies and have a durable molecular structure. This allows them to be delivered through routes of administration (e.g., intra-dermal, nasal, inhalation, etc.) not particularly amenable to regular antibodies, which are too large and/or easily break down under pressure, opening new or enlarged market opportunities for our NanoAbs.

●	Ultra-high thermo-stability – our NanoAbs retain biological activity even at high temperatures. This provides extended self-life and may ease the requirements for cold chain shipping and storage.

●

High binding affinity to the target with effective neutralization. Binding affinity is the likelihood that a drug molecule (e.g., a single NanoAb) will find and attach to its designated target, thereby contributing to therapeutically relevant neutralization of the target. This has the potential to translate to faster onset of medical efficacy or in some cases to translate to lower required human dosage compared to other antibodies.

●	High specificity - Our NanoAbs have high specificity to their intended target, and therefore fewer of them are expected to bind to targets other than the designated target, resulting in fewer side effects. Furthermore, and because of their relatively short half-life, any NanoAbs, that do not bind to a target are expected to be quickly excreted from the body, thus also limiting future adverse effects.

●	A pipeline of products that can progress through the discovery stage and enter the clinic relatively quickly compared to traditional monoclonal antibody drug discovery.

●	Traditional monoclonal antibody drug discovery entails years of research identifying and validating a target, identifying the appropriate type of molecule to interact with that target, validating that the mechanism of action can produce a therapeutically relevant benefit with a satisfactory safety profile and that the drug can be produced at an acceptable cost of goods.

●	Together with an international management consulting firm, we have triaged through more than 800 potential molecular targets for our NanoAbs and selected those that had already been validated as targets for commercially available monoclonal antibodies. Furthermore, we filtered for targets for disease treatments that still leave a large unmet need or a large, underserved patient population. We then selected those targets that we believe have the highest commercial value but lowest clinical development costs (small sized clinical trials with fastest timeline to in human proof of concept).

●	Our collaborators at MPG/UMG have been able to generate large libraries of NanoAbs against most of our pre-validated targets within the first 12 months of the collaboration and in many cases have selected from those libraries a small portfolio of candidates that meet or are close to meeting a set of pre-agreed Compound Acceptance Criteria, which we have agreed make them potentially appropriate for further development.

●	As a consequence, over the next 12 to 24 months, subject to having sufficient capital, we believe we will be in a position to execute our exclusive option for exclusive license for development and commercialization of several of the abovementioned nanoAbs and advance them, in addition to our IL-17 NanoAb, through remaining pre-clinical development and, subject to available capital resources, updated analysis of market opportunities, partner interest and other relevant factors determined at the time, potentially initiate first in human clinical trials, all in a time frame we believe to be much quicker, at a cost much lower, and with fewer unknowns/less risk than traditional monoclonal antibodies drug discovery at the same stage of development.

●	A pipeline of products that can be developed through the various Chemistry, Manufacturing and Controls steps (CMC) and then be produced for clinical development and potentially initial commercial volumes required for product launch at a low cost of goods at our existing manufacturing facility in Jerusalem, built to GMP standards.

●	Our NanoAbs are produced in yeast, a relatively low cost and rapid production system compared to the manufacture of regular antibodies. Regular antibodies are produced in mammalian cell lines that take considerable time to establish, require a much more sophisticated production facility, have lower yields and involve more expensive processing to harvest and purify the ultimate drug substance.

●	Our facility in Jerusalem is equipped to take the candidates generated by MPG/UMG and immediately begin development of NanoAbs for pre-clinical testing and ultimately produce clinical grade NanoAbs.

●	By conducting these activities in-house, we will be in a position to avoid the delays and high costs typically associated with third party contract manufacturers and have more direct control over the process.

If successfully implemented, this strategy would provide Scinai with a diverse multi-dimensional pipeline that we believe has been substantially de-risked without necessarily limiting the upside potential. We would also expect to have considerable flexibility regarding partnering with other companies in the pharmaceutical industry, out-licensing, joint ventures and the like. The Company is currently actively engaged in identifying and evaluating many of these opportunities. Notwithstanding the Company’s efforts to mitigate the risk associated with the development of our NanoAbs, there remains significant risk of failure, as described under “Risks Related to Our Business”, associated with product development, manufacturing, regulatory matters, capital availability, commercialization, and other factors relevant to small companies, such as Scinai, engaged in early stage pharmaceutical development activities.

Business Strategy for our CDMO Business Unit:

Scinai Bioservices operates as a Contract Development and Manufacturing Organization (CDMO) business unit, leveraging our state-of-the-art laboratory and manufacturing clean room facilities in Jerusalem. We offer a comprehensive range of services to support biotech companies in process development and cGMP manufacturing for clinical supplies.

Our expertise encompasses biological drug development and manufacturing for early-stage pre-clinical and clinical programs of protein-based biological drugs. Utilizing advanced laboratories and a cGMP pilot plant designed to meet EMA and FDA regulatory standards, we provide upstream and downstream process development, process optimization and scale-up, cGMP manufacturing, fill & finish operations, analytical method development, and GMP quality control, all supported by a robust quality management system.

Our manufacturing facility features modular, single-use infrastructure, enhancing flexibility, reducing changeover time, and lowering costs associated with cleaning and QC testing. This infrastructure also expedites processes, saving valuable time.

Our mission is to deliver high-quality, flexible, and cost-effective CDMO services in a “boutique” style, catering to early-stage biotech companies. We aim to accelerate their drug development projects, including cGMP aseptic processing required for the manufacturing of clinical batches.

As a corporation, maintaining the CDMO business unit enables us to optimize our existing capacity, thereby generating returns on our assets, absorbing fixed costs, and reducing our burn rate. This also enhances our team’s expertise in drug development and aseptic manufacturing, while ensuring sufficient capacity for our R&D business unit’s drug development programs. This strategic advantage sets us apart from smaller and early-stage biotech companies that rely on external capacity for their programs. Such dependency exposes them to higher costs and longer wait times for available slots. Additionally, any deviations in timelines or required changes during the drug development process can lead to unexpected and increased costs and extended timelines. By having internal capacity, we gain flexibility, speed, and cost efficiency. However, maintaining and fully utilizing this capacity to prevent it from becoming a loss center requires focused investment in marketing, sales, and business development, and involves risks as outlined in the risk factors section.

Research and Development

On September 20, 2022, we announced that MPG and UMG have successfully generated, identified and isolated NanoAbs addressing a number of additional biological target molecules as specified in the RCA. Based on these promising results, the Scinai-MPG-UMG Joint Steering Committee, established to guide the RCA programs, decided to focus further development beginning with the following NanoAbs, targeting immune system cytokines:

●	NanoAbs targeting IL-17A, IL-17F and IL-17A/F complex as drug candidates for the potential treatment of psoriasis and psoriatic arthritis.

●	NanoAbs targeting IL-13 and NanoAbs targeting TSLP as drug candidates for the potential treatment of asthma.

As mentioned above, on June 5, 2023, we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis. In addition, as disclosed under “Business Overview”, in June 2023, we disclosed that we were pursuing a strategic partnership for our COVID-19 NanoAb and that we will focus on developing the anti-IL-17 NanoAb.

Pre-Clinical Trial of anti-IL-17 NanoAb mild to moderate plaque psoriasis

In December 2023, we announced successful preclinical trial results of the anti-IL-17 NanoAb, as a local treatment for the large and underserved population of mild to moderate plaque psoriasis. The study, conducted by Genoskin (FR), a pioneering French biotechnology company, aimed to evaluate the anti-inflammatory effects of our NanoAbs. Genoskin’s proprietary human skin models were induced for expression of plaque psoriasis symptoms to enable ex-vivo examination of the therapeutic effects of drugs targeting underlying mechanisms in the pathogenesis of plaque psoriasis, particularly the IL-17 family of pro-inflammatory cytokines. This disease-induced skin model reproduces key features of plaque psoriasis tissue morphology as well as the cytokine profile associated with the inflammatory state of plaque psoriasis lesions. Genoskin’s model has been successfully validated1 as a reliable ex-vivo system for testing drugs aimed at plaque psoriasis.

The trial’s study groups included intradermal injections in two dosage schedules of our anti-IL-17 NanoAbs, which were compared to Cosentyx® (a leading monoclonal anti-IL-17A antibody treatment for severe psoriasis), Betamethasone (a topically applied corticosteroid used a treatment for mild to moderate psoriasis), an unrelated VHH NanoAb, and an untreated control. The anti-inflammatory effect of our NanoAbs were evaluated by measuring cytokine levels secreted by the skin tissues, including IL-17 family cytokines. Additionally, the skin’s structure, integrity, and viability were assessed by a histological analysis.

The statistically significant results demonstrated the potential for our anti-IL-17 NanoAbs to noticeably improve psoriatic skin lesions as indicated by skin viability and structural integrity. This finding was corroborated by cytokine release analysis, which showed significantly reduced IL-17 release (p<0.001) upon treatment with our IL-17 nanoAb as compared to the untreated control, similar to the effects of Betamethasone and Cosentyx, but with potential advantages related to the unique attributes of our NanoAbs as described above..

The results confirm and build upon previously reported results indicating that our anti-IL-17 NanoAbs downregulated key molecular markers overexpressed in plaque psoriasis in a 3D scaffold of skin cells, a model mimicking a skin tissue. We have recently conducted an in-vivo proof of concept animal study in early 2024 in collaboration with Technion Israel Institute of Technology.

On June 4, 2024, we met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Consequently, on July 23, 2024, we announced the receipt of positive regulatory feedback from the PEI for our drug development program towards Phase 1/2a clinical trial of its anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2026 with a readout in 2027￼6￼.

On July 15, 2024, we announced a successful in-vivo preclinical study results of our innovative anti IL-17A/F VHH antibody fragment (NanoAb) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics. The unique ability of our NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that our NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue. In addition, the statistical analysis of these markers confirmed that the effect of our NanoAb on the tested inflammatory markers was similar to that of two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity. The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

We are planning to conduct a second in-vivo study using xenografted transgenic mice to evaluate the duration of effect of our target product profile. This study, to be conducted at the Technion Institute in Israel, will compare our drug candidate to standard of care therapies over a significantly longer treatment duration. This proof-of-concept study aims to demonstrate that our target product profile offers a convenient and cost-effective dosing schedule, making it attractive to patients. Scheduled for 2025, the study’s results will inform our decision on whether to incorporate a sustained release formulation to further enhance dosing convenience for patients. Following this stage, we intend to initiate manufacturing for a toxicology study in non-human primates, which will be the final step before submitting an IND/IMPD to regulatory authorities. We expect that this submission would pave the way for the initiation of a first-in-human clinical trial (Phase 1/2a), as previously discussed with the PEI and disclosed above.

Additional nanoAbs for treatment of additional autoimmune diseases, such as asthma, atopic dermatitis and wet AMD, have been discovered and characterized at the Max Planck Institute in Gottingen and the University Medical Center Göttingen, both in Germany as part of their research collaboration agreement with us. We hold exclusive options for exclusive, world-wide licenses to develop and commercialize these nanoAbs at pre-agreed financial terms.

The Company is pursuing strategic partnerships and sublicensing options for its anti-IL-17 nanoAb for the treatment of plaque psoriasis and other potential indications and also is looking for partners to co-develop or sub license the additional nanoAbs that have been discovered and characterized.

NanoAb program for COVID-19

Despite encouraging set of in-vitro and in-vivo animal studies showing that inhalation of our COVID-19 NanoAbs has the potential to effectively treat or prevent infection by various strains of COVID-19, we suspended further development of the COVID-19 NanoAbs program due to changing market conditions for COVID therapeutics and are unlikely to continue unless we find a partner to further develop this program.

●	Technology transfer of several COVID-19 potential lead drug candidates has been conducted and included manufacturing process development and analytical methods development, and initial manufacturing has been commenced.

●	We have partnered with two world-renowned institutes to conduct a preclinical proof-of-concept in vivo study of the COVID-19 NanoAb targeting the Wuhan strain as a proof-of-concept study of a NanoAb as an inhaled therapy in COVID-19 infected animals: The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo), Germany. The trial commenced in Q4 2022 and used an industry-standard animal model that correlates severity of disease with weight loss. The trial we conducted compared weight loss, among other vitality and illness parameters in four groups of hamsters after infection with SARS-COV-2. The experimental groups were treated with our anti-COVID-19 NanoAb, as an inhaled therapy, in descending doses, starting one day after being infected, while the control group was treated in the same manner but with saline serving as a placebo. On November 29, 2022, we reported results from our high dose experimental group in comparison to the control group and showed that, compared to their weight immediately prior to infection, the control group’s weight declined on average 12.01%, considered to be indicative of severe disease, while the weight of the high dose experimental group, which was administered by our NanoAb through inhalation, declined on average only 3.80%, a highly statistically significant result (p<0.001). The successful result was further supported by eight other tracked parameters, including heart rate and social behaviors, that indicated the group treated with inhaled NanoAbs experienced a milder and shorter illness. The results from the two lower doses of our inhaled anti COVID-19 NanoAb were not different than those demonstrated by the high dose. On January 6, 2023, we announced additional results from the preclinical in vivo proof-of-concept study, namely that six days after infection, compared to the placebo group, hamsters treated with our inhaled NanoAb not only had over 30 times lower SARS-COV-2 viral titers in their lungs as measured by median tissue culture infectious dose (TCID50) but also those levels were at the border of detection, suggesting potential virtual elimination of the virus from their lungs. These results were corroborated also by PCR.

●	On January 23, 2023, we announced additional results from the preclinical in vivo proof-of-concept study, this time testing a prophylactic use of our anti-COVID-19 NanoAbs in prevention of COVID-19 disease. The study compared weight loss in two groups of hamsters. Hamsters administered a mid-sized dose of the NanoAb three hours prior to infection experienced no significant weight loss over the six-day trial, whereas the untreated control group’s weight declined 12% on average, a highly statistically significant difference (p<0.0005). Data from our trial indicate that our NanoAb may effectively serve as both a therapeutic and protective prophylactic drug. A pilot quantity of the NanoAb was manufactured in-house and sent to our consulting partner supporting us with the development of a formulation and selection of an inhalation device for human use.

We received supportive Scientific Advice for our COVID-19 NanoAb development plans from the Paul Ehrlich Institute (PEI), an agency of the German Federal Ministry of Health whose research and control activities promote the quality, efficacy and safety of biological medicinal products. PEI supported our plan for first-in-human clinical trial to be conducted directly in sick patients as a combined Phase 1/2a, testing both safety and efficacy, thereby shortening our potential clinical development timelines.

Competition

Generally, our competitors include large, fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop (i) COVID-19 antibody therapeutics as well as (ii) other products for the prevention and treatment of disease targets that are the subject of our broader agreement with MPG and UMG such as psoriasis, atopic dermatitis, asthma and AMD. In addition, we face competition from large, fully integrated pharmaceutical companies that are already commercially selling products for the treatment of therapeutic indications that we aim to address.

Marketing and Sales

We do not currently have any pharmaceutical product marketing or sales capabilities. We intend to license to, or enter into strategic alliances, with third parties in the pharmaceutical business, which are equipped to market and/or sell any products that we acquire or develop in the future. We may seek to establish such capabilities internally in the future, if and when appropriate, in addition to any such licensing arrangements or strategic alliances.

For our CDMO business, we pursue targeted marketing activities, including online advertisements, direct outreach campaigns and participation in major pharmaceutical conferences at which we market our CDMO services and meet with prospective clients.

Manufacturing

We built, own, and operate a biologics manufacturing facility in Jerusalem, which is capable of manufacturing GMP-compliant product candidates for use in either clinical trials or for small to medium scale commercial supply. We have manufactured the COVID-19 and IL-17 NanoAbs for our preclinical in vivo studies in our facility, and although we currently anticipate using our facility for future manufacturing of product candidates, we may also rely on a third party CMO for commercial manufacturing.

Properties

Office Leasing Agreement

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed Assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $10.2 million for the six month period ended on June 30, 2024, $10.8 million for the year ended on December 31, 2023 and $11.2 million for the year ended on December 31, 2022.

Our Main Laboratory

Our facility in Jerusalem consists of laboratories, manufacturing suites, and offices. The laboratories include (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; and (ii) technical research and development lab for manufacturing process development and scale up. The manufacturing suites, defined as “clean rooms”, include a fermentation suite (“upstream”), a protein purification suite (“downstream”), a formulation suite, an aseptic, automated pre-filled syringes/vials filling, and an equipment cleaning and sterilization suite. In addition, we have two GMP cold, and ambient temperature storage areas.

Scinai’s modern cGMP pharmaceutical manufacturing facility is designed in a modular ‘Single Use’ technology concept enabling relatively flexible production capabilities. Equipment units are mobile and can be replaced or relocated. The facility includes sufficient room to conduct upstream, downstream and media / buffer preparation processes. Each clean room is segregated with a separate Fan Filter Unit (FFU) designed to avoid cross contamination.

The analytical lab is equipped with advanced equipment and machinery including computerized analytical devices for qualitative and quantitative analysis, equipment for measuring light absorption properties for identifying substances, equipment for measuring weight, acidity and temperature, and equipment for identifying replication of DNA sequences.

Our laboratory also includes a separate technician room which contains our computers and software used to collect the data received from our different devices for the purpose of analyzing it. The lab also contains refrigerators and freezers which are consistently monitored and that are connected to a computerized control system. The production rooms are equipped with a fermentation facility, machinery for filtering and concentrating proteins, a computerized system for the characterization and separation of proteins, as well as equipment allowing us to work under sterile conditions.

The facility also includes a Water for Injection (WFI) water purification system. The WFI system is controlled and monitored continuously.

 Research and other Grants

Finance Contract with European Investment Bank and Restructuring

We borrowed 24 million Euro under a Finance Contract with the EIB, to finance a portion of the cost of developing our previous leading drug candidate M-001and building our GMP biologics manufacturing facility. As part of the Finance Contract, we also entered into a security agreement (the “Security Agreement”), whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets (other than certain licensed intellectual property related to our former M-001 program).

On August 21, 2024, we announced that we had closed the Restructuring Agreement with the EIB, which included an amendment to the Finance Contract (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”). In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $27.9 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $262,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount. The terms of the Preferred Shares are set forth in our Amended and Restated Articles of Association approved by our shareholders at the Extraordinary Meeting of Shareholders held August 12, 2024. See “Prospectus Summary – Recent Developments” above.

Israeli Innovation Authority

Since 2006, we have received approximately $6.2 million in grants to the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and therefore do not currently expect to make any royalty payments to the IIA. The Company is subject to various other restrictions pursuant to the grants, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, we do not expect these restrictions to be material to our ongoing operations.

In November 2023, we announced that the IIA had approved a non-dilutive grant, with effective date being September 1, 2023, covering 66% of the costs of an NIS 3.5 million (approximately $1.0 million) project aimed at ramping up our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant. IIA informed us that in August 2024 Scinai can apply for a grant extension covering 66% of additional NIS 1.5 million. While the IIA did not award the grant extension on our initial application, we intend to re-apply for the grant extension option in April 2025.

We are also exploring potential research grants from other potential governmental sources.

Government Regulation

United States

FDA Regulations

In the United States, the FDA regulates pharmaceuticals and biologics under the Food, Drug & Cosmetics Act, and the Public Health Service Act, and their implementing regulations. These products are also subject to other federal, state, and local statutes and regulations, including federal and state consumer protection laws, laws protecting the privacy of health-related information, and laws prohibiting unfair and deceptive acts and trade practices.

The process required by the FDA before a new drug product may be marketed in the United States generally involves the following: completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations; submission to the FDA of an IND application, which must allow become effective before human clinical trials may begin and must be updated annually; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication; and submission to the FDA of a “new drug application (“NDA”) for a drug, and Biologic License Application (BLA) for biological product, after completion of all pivotal clinical trials.

An IND application, while technically a request for a federal approval to transport or distribute a drug across state lines, is, in effect, a request for authorization from the FDA to administer an investigational drug product to humans. In the future, we may consider submitting an IND application to the FDA for initiating clinical trials or, if required, to conduct a bridging clinical study to allow licensure of a Company product candidate in the U.S.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB, before the trials may be initiated, and the IRB must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

Generally, three phases of clinical trials are conducted prior to receiving regulatory marketing approval: Phase 1 clinical trials are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of eligible participants (Phase 2) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. In the case of vaccines, the participants are healthy, and the signs of efficacy can be obtained in early Phase 1, therefore this Phase is defined as Phase 1/2. Phase 3 clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group reviews unblinded data from clinical trials and provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or the competitive climate.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of a BLA as compared to an NDA for general traditional small molecule drugs requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, among other things. Given the complexities of manufacturing biological products that are processed from living material, BLA content must also demonstrate purity specifically in terms of showing that the final product does not contain extra material.

Once the BLA submission has been accepted for filing, the FDA’s goal is to review applications within 10 months of filing. However, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the drug product will be formulated and where the drug will be produced, it may issue an approval letter or, instead, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could also approve the BLA with a risk evaluation and mitigation strategy to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, participant registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

After regulatory approval of a drug product is obtained, the drug producer is required to comply with a number of post-approval regulations. As a holder of an approved BLA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses in participant populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and other promotional activities, Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of marketing activities and noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to ensure and preserve the long-term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our CMOs or licensees that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of any Company product candidates we may develop in the future.

The FDA also may require post-marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development and review of product candidates. For example, Fast Track designation is intended to expedite or facilitate the process for reviewing new biological products that meet certain criteria. Specifically, new biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biological product may request the FDA to designate the biological product as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. FDA may revoke the Fast Track designation if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Under the Breakthrough Therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for Breakthrough Therapy designation, which includes eligibility for the benefits of the Fast Track program, when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

A product is eligible for priority review if it is intended to treat a serious condition and, if approved or licensed, it would provide a significant improvement in safety or effectiveness. FDA intends to take action on a priority review marketing application within six months of receipt, compared to 10 months of receipt for regular review submissions.

Additionally, a product may be eligible for accelerated approval if it is intended to treat a serious or life-threatening disease or condition and would provide meaningful therapeutic benefit over existing treatments. Accelerated approval may be granted on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality and is reasonably likely to predict an effect on irreversible morbidity, mortality, or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval diligently perform adequate and well-controlled post marketing clinical studies demonstrating clinical benefit. In addition, the FDA requires as a condition for accelerated approval the submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for licensure but may expedite the review process.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, sponsors must also submit pediatric study plans prior to the assessment data.

Those pediatric study plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after licensure of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is a type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

FDA Review of BLAs

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the U.S. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $4,310,002 for fiscal year 2025, and the manufacturer and sponsor under an approved BLA are also subject to annual program fees, currently $403,889 for each prescription product. These fees are typically increased annually. Sponsors of applications for drugs granted Orphan Drug Designation are exempt from these user fees.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs to encourage timeliness. Applications for standard review drug products are meant to be reviewed within ten months; applications for priority review drugs are meant to be reviewed in six. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA is required to refer an application for a novel biological product to an advisory committee or explain why such referral was not made. An advisory committee is typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not license the product unless compliance with cGMPs is satisfactory, and the application meets the appropriate standard. A BLA must include data that demonstrate that the biological product is safe, pure, and potent.

After the FDA evaluates the BLA and accompanying information and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval or licensure letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of BLA licensure, the FDA may require a REMS, to help ensure that the benefits of the biological product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product licensure may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product licenses may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA approves a product, it may limit the approved indications for use for the product; require that contraindications, warnings or precautions be included in the product labeling; require that postmarketing studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after licensure; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval, as applicable, of a new BLA or supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing supplements as it does in reviewing BLAs.

Biosimilars and Reference Product Exclusivity

The BPCIA created an abbreviated approval pathway for biological product candidates shown to be highly similar, or “biosimilar,” to or interchangeable with an FDA licensed reference biological product. Biosimilarity, which requires that a product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can generally be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the interchangeable biosimilar and the reference biological product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles and have slowed implementation of the BPCIA by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of reference product exclusivity, another company may obtain FDA licensure and market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the U.S. As stated above, pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, there has been discussion of whether Congress should reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation of the BPCIA is subject to significant uncertainty.

Post-Licensure FDA Requirements

Biological products manufactured or distributed pursuant to FDA licenses are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion with the product. After licensure, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and licensure. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Often times, even after a biological product has been licensed by the FDA for sale, the FDA may require that certain post-licensure requirements be satisfied, including the conduct of additional clinical studies. If such post-approval requirements are not satisfied, the FDA may withdraw its licensure of the biological product. In addition, holders of a biological product license are required to report certain adverse reactions to the FDA, comply with certain requirements concerning advertising and promotional labeling for their products, and continue to have quality control and manufacturing procedures conform to cGMP after approval. In addition, biological product manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements and other aspects of regulatory compliance. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Among the conditions for BLA licensure is the requirement that the manufacturing operations conform on an ongoing basis with cGMP. In complying with cGMP, we must expend time, money and effort in the areas of training, production and quality control within our own organization and at our contract manufacturing facilities. A successful inspection of the manufacturing facility by the FDA is usually a prerequisite for final licensure of a biological product. Following licensure of the BLA, we and our manufacturers will remain subject to periodic inspections by the FDA to assess continued compliance with cGMP requirements and the conditions of licensure. We will also face similar inspections coordinated by foreign regulatory authorities. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once licensure is granted, the FDA may withdraw licensure if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-licensure clinical trials;

●	refusal of the FDA to license pending BLAs or supplements, or suspension or revocation of product licensure;

●	product seizure or detention, or refusal to permit the import or export of products;

●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

●	mandated modification of promotional materials and labeling and the issuance of corrective information;

●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates marketing, labeling, advertising and promotion of products that are placed on the market. Biological products may be promoted only for the licensed indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

In addition, the distribution of prescription drug products, including most biological products that require a prescription, is subject to the Prescription Drug Marketing Act, or the PDMA, which regulates the distribution of drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Other U.S. Healthcare Laws and Compliance Requirements

Among others, the FDA, HHS, Office of Inspector General, the CMS and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the preclinical and clinical development, manufacture, marketing, and distribution of drugs such as those we are developing. These agencies and other federal, state, and local entities regulate, among other activities, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, sales, commercialization, marketing, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the U.S. and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Additionally, some significant aspects of regulation in the EU are addressed in a centralized way, but country-specific regulation remains essential in many respects.

Although we do not currently have any products on the market, in addition to FDA restrictions on marketing of pharmaceutical products, we are also subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments. Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation may constrain the financial arrangements and relationships through which we research, develop, and, ultimately, sell, market, and distribute any products for which we obtain marketing approval. Such laws include, without limitation:

●	The federal Anti-Kickback Statute, an intent-based criminal statute that prohibits, among other activities, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing any remuneration (including any kickback, bride, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	The federal civil and criminal false claims laws, including the civil FCA, which prohibit individuals or entities from, among other activities, knowingly presenting, or causing to be presented, to the federal government claims for payment or approval that are false, fictitious, or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement.

●	The federal civil monetary penalties laws, which prohibit, among other activities (1) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program, (2) failing to report and return a known overpayment, or (3) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies.

●	The federal criminal statutes enacted under HIPAA which impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program; knowingly and willfully embezzling or stealing from a healthcare benefit program; willfully preventing, obstructing, misleading, or delaying a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	The federal Physician Payment Sunshine Act, enacted as part of the ACA, which imposes annual reporting requirements for certain manufacturers of drugs, devices, biological products, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to “covered recipients,” which include U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. For reports submitted to CMS on or after January 1, 2022, such obligations will include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives.

●	The FDCA and PHSA, which regulate licensure of biological products and prohibit the misbranding and adulteration of biological products.

●	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply with respect to healthcare items or services reimbursed by non-governmental third party-payors and may be broader than their federal equivalents; state and foreign laws requiring pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and/or the relevant compliance guidance promulgated by the federal government or otherwise restricting payments that may be made to healthcare providers; state laws and regulations requiring drug manufacturer disclosures to state agencies and/or commercial purchasers with respect to certain price increases; state and foreign laws requiring drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and restricting marketing practices or requiring disclosure of marketing expenditures and pricing information; and state and local laws that requiring registration of pharmaceutical sales representatives.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. On February 10, 2025, President Trump signed an executive order pausing all future US Department of Justice criminal investigations and enforcement actions under the FCPA for at least 180 days. Despite this pause, the FCPA remains a valid law and it is uncertain the effect this executive order will have on future criminal enforcement of the FCPA. The executive order does not affect the SEC’s civil enforcement of the FCPA.

Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar state laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and results of operations.

Violations of any of these laws or any other applicable laws or regulations may result in significant penalties, including, without limitation, administrative, civil, and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid, and imprisonment. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. These third-party payors are increasingly reducing coverage and reimbursement for healthcare items (including drugs) and services. Moreover, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used.

In addition, the U.S. government, states, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of lower-cost or generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit sales of any drug product. Decreases in third-party reimbursement for any drug product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we may become subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain pricing metrics to the government, including the Average Manufacturer Price, or AMP, and Best Price under the MDRP, the Medicare Average Sales Price, the 340B Ceiling Price, and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with these laws and regulations will require significant resources and may have a material adverse effect on our revenues.

Healthcare Reform

In the U.S., in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private payors, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing the federal healthcare programs, provider reimbursement, and healthcare fraud and abuse laws. For example, the ACA:

●	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the AMP;

●	required collection of rebates for drugs paid by Medicaid managed care organizations;

●	expanded beneficiary eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expanded the types of entities eligible for the 340B Drug Pricing Program;

●	established a new methodology by which rebates owed by manufacturers under MDRP are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

●	required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” and biologic agents apportioned among these entities according to their market share in certain federal government programs;

●	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

●	created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	required reporting of certain financial arrangements between manufacturers of drugs, biologics, devices, and medical supplies and physicians and teaching hospitals under the federal Physician Payments Sunshine Act; and

●	required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners.

Since its enactment, there have been executive, judicial, and legislative branch challenges to certain aspects of the ACA, and, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, policies that create barriers to obtaining access to health insurance coverage through the ACA marketplaces. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other efforts to challenge, repeal or replace the ACA, if any, will impact the ACA.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other changes, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislation, will continue into 2031, with the exception of a temporary suspension of the payment reduction from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Most recently, the American Rescue Plan Act of 2021 eliminates the statutory cap on drug manufacturers’ MDRP rebate liability effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ MDRP rebate liability is capped at 100% of AMP for a covered outpatient drug.

The cost of prescription drugs has been the subject of considerable policy discussion and debate in the U.S. Congress has considered and passed legislation, and the former Trump administration pursued several regulatory reforms to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. Congress has also continued to conduct inquiries into the prescription drug industry’s pricing practices. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Biden administration have expressed support for legislative and/or administrative measures to address prescription drug costs. The Biden administration has also taken several executive actions that signal changes in policy from the prior administration, including with respect to executive actions by the Trump administration related to prescription drug costs. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products.

We expect that additional state and federal healthcare reform and/or drug pricing measures will be adopted in the future, any of which could affect the pricing and/or availability of drug products, the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, and/or our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. Although we believe our business practices are structured to be compliant with applicable laws, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our future operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from third party payor programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians, providers or entities with whom we may do business with will be found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

Many aspects of these laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations which increases the risk of potential violations. In addition, these laws and their interpretations are subject to change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and damage our reputation.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA, the Federal Trade Commission, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel, or other new requirements. Any such developments could have a material adverse effect on our business.

Israel

Before an entity or person can conduct clinical testing on humans in Israel, such entity or person must receive special authorization from the ethics committee (also known as a “Helsinki Committee”) and general manager of the institution in which such entity or person intends to conduct its study, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations also require authorization from the Israeli Ministry of Health in certain circumstances, such as genetic trials and special fertility trials. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. If we perform future clinical studies in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

Europe and Other Territories

Before obtaining the regulatory approval for a product (FDA or other), we must obtain approval to commence clinical trials. For example, in the European Union, the Clinical Trials Regulation (EU No 536/2014), which became fully applicable on January 31, 2022, harmonizes the processes for assessment and supervision of clinical trials throughout the EU. This regulation allows for a single submission via the Clinical Trials Information System (CTIS) for approval to run a clinical trial in multiple EU countries, streamlining the process. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time frame may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases. It is optional for products with other new active substances (which have not been developed for the diseases named in the Annex of the relevant EU-Regulation on the authorization of medicinal products for human use and the EMA), those products that are highly innovative, or for which a centralized process is in the interest of participants. Under the centralized procedure category in the European Union, the maximum time frame for the evaluation of a marketing authorization application by the Committee of Medicinal Products for Human Use (CHMP) is 210 days after receipt of a valid application (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, for which there is no single definition, but which needs to be justified by the applicant and assessed by the CHMP on a case-by-case basis. Relevant criteria can be: the seriousness of the disease, such as seriously disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days. On the basis of the CHMP opinion, the European Commission will decide on the marketing authorization within 67 days after receipt of the CHMP opinion.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application (Assessment Step I). Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials (Assessment Step II). If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the matter will be referred to the Coordination Group for Mutual Recognition Procedures and Decentralized Procedures (CMDh) at the EMA. If within 60 days of the referral a consensus is not reached, the matter and the disputed points will eventually be referred to the CHMP with EMA. The decision on whether the product can be approved is then taken by the European Commission on the basis of the opinion of the CHMP. The decision of the European Commission is binding on all member states. After the close of the procedure and review of the national translations of the texts for the labeling of the labeling, the package leaflet and the summary of product characteristics the reference member state and the concerned member states issue national marketing authorization within a further 30 days (National Step).

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America, or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Intellectual Property

We license the core intellectual property for our NanoAbs program from MPG under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development and commercialization of NanoAbs based on certain patents and intellectual property owned by MPG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing the use, management and disposal of hazardous, and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Our laboratory personnel have ongoing communication with the Israeli Ministry of Environmental Protection in order to verify compliance with relevant instructions and regulations. In addition, all of our laboratory personnel participate in instruction on the proper handling of chemicals, including hazardous substances before commencing employment, and during the course of their employment, with us. In addition, all information with respect to any chemical substance that we use is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Organizational Structure

Our wholly-owned subsidiary, Scinai BioServices Inc., was incorporated in Delaware on December 5, 2024 to serve as a CDMO contracting party for clients based in the United States. We have also set up a wholly-owned subsidiary in Poland to serve as an applicant for potential grants under programs established by the Polish government.

Property, Plants and Equipment

Our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

For the year ended December 31, 2023, cash outflow for our office and laboratory leases amounted to $0.4 million.

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $10.2 million as of June 30, 2024, $10.8 million as of December 31, 2023 and $11.2 million as of December 31, 2022.

For a description of our current laboratory see “Business”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The information contained in this section should be read in conjunction with our audited financial statements and unaudited financial statements and related notes and the information contained elsewhere in this prospectus. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

Company Overview

 We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. For financial reporting purposes, we treat our R&D business unit and our CDMO business unit as separate reporting segments.

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of its prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q3 2020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around the licensed innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibodies derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations. During 2023 we did not generate revenues from sales of services or products.

To date, we have funded our operations primarily through (i) the sale of equity securities in both public and private offerings, (ii) a rights offering, (iii) exercises of warrants issued in connection with our initial public offering in the U.S., (iv) funding received from the IIA, and (iv) proceeds from the Finance Contract with the EIB. In February 2021, December 2021, December 2022, September 2023 and January 2024 we raised gross proceeds of approximately $13.8 million, $9.8 million, $8 million, $1.33 million and $1.69 million respectively, in underwritten offerings of the ADSs (and, in December 2022, two warrants to purchase ADSs for each ADS offered), a registered direct of ADSs and pre-funded warrants to purchase ADSs and concurrent private placement of warrants to purchase ADSs and the exercise for a reduced exercise price of outstanding warrants to purchase ADSs in exchange for the issuance of new warrants to purchase ADSs. As of June 30, 2024 and December 31, 2023, we had $3.1 million and $4.9 million, respectively, of cash and cash equivalents and short-term deposits.

We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds to further develop our research and development programs. As a result of our research and development activities and our failure to generate revenues from our inception until December 31, 2023, among other things, our net loss for the six months ended June 30, 2024 was $4.5 million and our net loss for the year ended December 31, 2023 was $6.5 million.

Operating Expenses

Research and development expenses. Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expense in the near future. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our future clinical development projects. Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur. Clinical development timelines, the probability of success and development costs can differ materially from expectations.

Our future research and development expenses will depend on any Company product candidate’s commercial potential. As we obtain results from clinical studies, we may elect to discontinue or delay clinical studies for any Company product candidate in certain indications in order to focus our resources on more promising product candidates. Completion of clinical studies may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the risk factors set forth above in “Risk Factors”, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Developing bio-pharmaceutical products, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months, and we will require significant additional financing in the future to fund our operations, including if and when we conduct clinical trials, obtain regulatory approval and obtain commercial manufacturing capabilities for any Company product candidate and commercialize such product candidates. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our Company product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approvals for our Company product candidates;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approvals and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of building and securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any Company product candidate or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our Company product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds received from future private or public equity raising, grants from governmental agencies such as the IIA, debt or equity or other non-dilutive financings such as the loan from EIB, among other financing mechanisms. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to any Company product candidate.

Since 2006, we received $6.1 million in IIA grants and Euro 24 million ($25.6 million) in EIB loans.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses consist primarily of salaries and expenses related to employee benefits, including share-based compensation, for our general and administrative employees, which includes employees in executive and operational roles, including finance and human resources, as well as consulting, legal and professional services related to our general and administrative operations.

Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents, foreign currency exchange income, income in respect of EIB loan and warrants valuation. Financial expenses consist primarily of expenses related to bank charges foreign currency exchange expense and expenses in respect of EIB.

Participation by Third Parties

Our research and development expenses are net of certain participations by third parties.

Research and development grants received from the OCS, today known as the IIA, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses.

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

As a result of the failure of the Phase 3 clinical trial, the Company’s management estimates that there will be no future revenues from M-001. Therefore, most likely, there will be no future royalty payments to the Israel Innovation Authority (“IIA”).

The loan from the European Investment Bank (“EIB”) is recorded in the Company’s financial statements for the year ended December 31, 2023 as a liability in the amount of $19.4 million and as of June 30, 2023 as a liability in the amount of $19.8 million. On August 21, 2024, we announced that we had closed a Restructuring Agreement with EIB, which included an amendment to the amended Finance Contract with EIB. In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $262,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

Research and development grants received from the European Union and from the IIA are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2023.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Our revenues for the six months ended June 30, 2024 amounted to $0.3 million, compared to none for the six months ended June 30, 2023. The increase was due to the initial revenues generated by our CDMO business.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2024 amounted to $0.5 million, compared to none for the six months ended June 30, 2023. The increase was due to the costs associated with the initial revenues generated by our CDMO business.

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2024 amounted to $2.8 million, compared to $3.5 million for the six months ended June 30, 2023. The decrease was primarily due to a reduction in salaries and reduced use of subcontractors.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the six months ended June 30, 2024 amounted to $1.0 million, compared to $2.3 million for the six months ended June 30, 2023. The decrease was primarily due to a reduction in salaries of $650,000, share-based compensation, and professional services of $208,000.

Financial Expenses, Net

Our financial expenses, net for the six months ended June 30, 2024 amounted to $0.5 million, primarily from financial expenses in respect of loans from EIB revaluation.

Our financial expenses, net for the six months ended June 30, 2023 amounted to $1.5 million primarily from financial expenses in respect of loans from EIB revaluation.

Net Loss

Our net loss for the six months ended June 30, 2024 was $4.5 million, compared to our net loss for the six months ended June 30, 2023 of $7.3 million. The decrease in net loss was primarily due to cost reductions.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2023 amounted to $5.2 million, compared to $5.7 million for the year ended December 31, 2022. The decrease of $0.5 million was primarily due to a decrease in salaries and share-based payments of $0.26 million, Max Plank-related expense of $0.15 million and expenses related to regulation of $0.3 million.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2023 amounted to $4.5 million, compared to $5.3 million for the year ended December 31, 2022. The decrease of $0.8 million was primarily due to a decrease in salaries and share-based payments of $ 0.58 million and legal and professional services of $0.33 million.

Financial Income, Net

Our financial income, net for the year ended December 31, 2023 amounted to $3.2 million, primarily from remeasurement of warrants liabilities of $4.0 million and finance income in respect of loans from others of $0.05 million, offset by exchange rate differences of $0.85 million.

Our financial income, net for the year ended December 31, 2022 amounted to $5.2 million primarily from remeasurement of warrants liabilities of $0.7 million, Exchange differences of $1.53 million and Finance income in respect of loans from others of $3.2 million.

Net Loss

Our net loss for the year ended December 31, 2023 was $6.5 million, compared to our net loss for the year ended December 31, 2022 of $5.8 million. The increase in net loss was primarily due to a decrease in financial income.

 Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Research and Development Expenses, net

Our research and development expenses for the year ended December 31, 2022 amounted to $5.7 million, compared to $3.2 million for the year ended December 31, 2021. The increase of 2.5 million was primarily due to an increase of salary and related expenses of $0.9 million, Max Plank related expense of $ 1 million and expenses related to the launch of COVID-19 NanoAb project of $0.6 million.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2022 amounted to $5.3 million, compared to $7.6 million for the year ended December 31, 2021. The decrease was mostly due to share-based expense of $ 1.0 million, a decrease in salary and related expenses of $0.25 million, a decrease of $0.5 million in professional expenses and a decrease of $0.5 million in the premium for directors and officers liability insurance.

Financial Income, Net

Our financial income, net for the year ended December 31, 2022 amounted to $5.4 million primarily from remeasurement of warrants liabilities of $0.7 million, Exchange differences of $1.53 million and Finance income in respect of loans from others of $3.2 million.

Our financial income, net for the year ended December 31, 2021 amounted to $2.6 million primarily from financial expenses in respect of loans from EIB of $3.1 million, offset by currency exchange expenses of $0.5 million.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, other income (loss), and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2022 was $5.8 million, compared to our net loss for the year ended December 31, 2021 of $8.2 million.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB. Information regarding the outstanding loan from the EIB is set forth above in “Research and other Grants: Finance Contract - European Investment Bank.”

As of June 30, 2024 and December 31, 2023, we had cash and cash equivalents and short-term deposits of $3.1 million and $4.9 million, respectively, as compared to $7.5 million and $14.1 million as of June 30, 2023 and December 31, 2022, respectively. Our cash and cash equivalents are denominated in US dollars.

Net cash used in operating activities was $3.2 million for the six months ended June 30, 2024 and $9.4 million for the year ended December 31, 2023, compared with net cash used in operating activities of $5.9 million and $7.3 million for the six months ended June 30, 2023 and the year ended December 31, 2022, respectively. The decrease in net used in operating activities in the six months ended June 30, 2024 was mainly due decrease in net R&D and G&A expenses.

Net cash used in investing activities for the six months ended June 30, 2024 was $8 thousands and for the year ended December 31, 2023 was $0.64 million compared with net cash used by investing activities of $0.4 million for the six months ended June 30, 2023 and $0.84 million for the year ended December 31, 2022, and primarily reflects purchase of equipment.

Net cash provided by financing activities for the six months ended June 30, 2024 was $1.4 million and for the year ended December 31, 2023 was $1.1 million, primarily from proceeds from issuance of warrants compared to no finance activity for the six months ended June 30, 2023 and $6.8 million as of December 31, 2022, primarily from gross proceeds from the underwritten public offerings.

Net cash used in operating activities was $7.3 million for the year ended December 31, 2022, compared with net cash used in operating activities of $7.4 million for the year ended December 31, 2021.

Net cash used by investing activities for the year ended December 31, 2022 was $2.2 million compared with net cash used by investing activities of $0.13 million for the year ended December 31, 2021, and primarily reflects decrease in short term deposits of $1.4 million, increase in purchase of fixed assets of $0.7. million, proceeds from sale of equipment and change in long term assets.

Net cash provided by financing activities for the year ended December 31, 2022 was $6.7 million, mostly from gross proceeds from the underwritten public offerings compared to $21.4 million as of December 31, 2021, mostly from proceeds from the exercise of warrants and from gross proceeds from the underwritten public offerings in the U.S.

As of June 30, 2024 and December 31, 2023, the Company’s cash and cash equivalents totaled $3.2 million and $4.9 million, respectively. In the six months ended June 30, 2024 and the year ended December 31, 2023, the Company had an operating loss of $3.9 million and $9.7 million, respectively. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The company financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2023, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

On February 2, 2021, we closed an underwritten offering in which we sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to us from the offering including exercise of the over-allotment option of approximately $13.8 million. We received gross proceeds of $12.836 million and a net sum of $12.465 million after deduction of issuance expenses.

On December 29, 2021, we closed an underwritten offering in which it sold 4,144,068 ADSs at a public offering price of $2.36 per ADS for total proceeds of approximately $9.780 million, including ADSs acquired upon the full exercise by Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, of its over-allotment option to purchase additional ADSs. The Company received gross proceeds of $9.020 million and a net sum of $8.817 million after deduction of issuance expenses.

On December 20, 2022, we closed an underwritten offering in which we sold 1,600,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consisted of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.999 per pre-funded unit after reducing $0.001 attributable to the exercise price of the pre-funded warrants). One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. We received gross proceeds of $7.3 million and a net sum of $7.2 million after deduction of issuance expenses.

On September 19, 2023, we closed an offering in which we issued (i) in a registered direct offering, 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are exercisable for a period of five and one-half years from issuance. We received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses.

On January 4, 2024, we closed an offering in which we issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs, issued by us in September 2023 and December 2022, at a reduced exercise price of $0.65 per ADS. The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. We received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $275.

On August 20, 2024, we announced that we had entered into a $2 million Investment Commitment Agreement with RK Stone Miami LLC (“RK Stone”), an affiliate of Mr. Daniel Stone, the largest shareholder of the Company. Pursuant to the agreement, we had the right to issue and sell ADSs to RK Stone, from time to time through December 31, 2024, for an aggregate purchase price of up to $2 million. Each such sale of ADSs was to be initiated (at the Company’s discretion) by the Company providing an advance notice to RK Stone of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided that we were not able to provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs was to be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%. Pursuant to the agreement, we issued pre-funded warrants to RK Stone to acquire an aggregate of 602,826 ADSs for an aggregate purchase price of $2.0 million. In addition, we issued 28,698 ADSs to RK Stone as a commitment fee in accordance with the terms of the agreement.

Trend Information

We are a development stage company with no significant revenues to date. Accordingly, it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts, or identify any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect in the future on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified above.

Critical Accounting Policies

The preparation of financial statements and the related notes thereto included elsewhere in this prospectus in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the following accounting policies involve a substantial degree of judgment and complexity, and accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See also note 2 to our financial statements included elsewhere in this prospectus.

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. During the six months ended June 30, 2024 and the years ended December 31, 2023 and 2022, no impairment indicators have been identified.

Fair value of financial instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

●	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

●	Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

●	Level 3: Unobservable inputs are used when little or no market data are available.

MANAGEMENT

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of eight members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers. The business address for each of our executive officers and directors is c/o Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel.

Name	Age	Position
Amir Reichman	49	Chief Executive Officer and Director
Tamar Ben-Yedidia	61	Chief Scientist
Uri Ben-Or	54	Chief Financial Officer
Elad Mark	43	Chief Operating Officer
Dalit Weinstein Fischer	54	Chief Technology Officer
Mark Germain	74	Chairman of the Board of Directors
Jay Green	52	Director
Morris Laster(1) (2)	59	Director
Yael Margolin(1) (2)	71	Director
Samuel Moed	61	Director
Adi Raviv(1) (2)	68	Director
Avner Rotman	81	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Mr. Amir Reichman became full-time CEO of the Company on March 2, 2021, after sharing CEO duties during a transition period beginning on January 21, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 to 2015, at which time Novartis Vaccines was acquired by GSK. In 2003, Mr. Reichman’s academic research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company that developed a drug device combination product aimed at transdermal drug delivery for the treatment of Parkinson’s NeuroDerm was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s first employee and Senior Scientist until his departure for an MBA at the Wharton school in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 - 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza.”

Mr. Uri Ben-Or, CPA, MBA, has served as our Chief Financial Officer since 2007. In January 2007, Mr. Ben-Or founded CFO Direct, in which he has served as the chief executive officer and through which he provides his services to our company. Mr. Ben-Or has over 20 years of experience and significant expertise in corporate finance, accounting, M&A transactions and IPOs, and has served as CFO with life science companies traded on the TASE, on Nasdaq and over the counter. Mr. Ben-Or holds a B.A degree in Business from the College of Administration, and a M.B.A degree from the Bar Ilan University and is a certified public accountant in Israel.

Mr. Elad Mark joined the company in 2018 as Site Head and has been serving as Chief Operating Officer since September 2019. In his role as COO and Head of the CDMO business unit, he oversees Scinai's manufacturing facility, scale-up operations, and technology transfer activities. This includes responsibility for CDMO business development, sales, and marketing, as well as engaging with clients to ensure that processes are implemented according to their requirements. Prior to joining Scinai, Mr. Mark served for more than three years at Novartis as TPM (Technical Process Manager) and Area Lead Process for a large-scale biological facility establishment in Singapore, a $800 million investment in a biologics facility focused on drug substance manufacturing based on cell culture technology, which was designed to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with autoimmune, respiratory and oncology disorders. Before that Mr. Mark served as the Head of the Engineering Department in Biopharmax Group, a company which focuses on EPCM (Engineering, Procurement, Construction and Management) in the pharmaceutical field. Mr. Mark is a principal bioprocess engineer with over 15 consecutive years of biotechnology engineering experience with diverse project stages including feasibility study, conceptual and detail design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from the Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Dr. Dalit Weinstein Fischer joined the Company in 2022 as VP R&D and has served as Chief Technology Officer since September 2023. From 2019 to 2022, Dr. Weinstein Fischer served as CTO of VAYU Sense AG, specializing in improving bio-based fermentation processes with an AI-based controller, and from 2016 until 2019, she served as a Director of Biological Processes at NanoSpun Technologies Ltd. From 2015 to 2016, Dr. Weinstein Fischer led the Natural Biotechnology Systems Department at Sigma Aldrich. Dr. Weinstein Fischer holds a Ph.D. from the Hadassah Medical School, Molecular Genetics and Microbiology Department, Hebrew University of Jerusalem.

Directors

Mr. Mark Germain joined the board in 2018 and has served as the Chairman of our board of directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of Scinai, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and served as a director on the board of Pluristem Therapeutics from 2007 through June 2022, including time as Co-Chairman and lead independent director. He is also a co-founder and director of a number of private companies in and outside the biotech field.

Mr. Jay Green CPA, CA, MAcc, joined the board in 2022. He is currently the Chief Financial Officer of a privately held, Canadian-based healthcare services company, a role that he has held since January 2022. Prior to this, he completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. In 2020 and 2021, Mr. Green served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

Dr. Morris Laster has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Metabolize, Inc. and Tedence, Ltd., two innovative startups focused on metabolic health and bioelectric medicine, respectively. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. From 2013-2024 he served as the Medical Venture Partner at OurCrowd, where he has led over 45 investments. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. Previously, he was the founding CEO of BioLineRx Ltd. (TASE: BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ: KERX) from 1997 to 2002. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

Dr. Yael Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. From the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Mr. Samuel Moed is a healthcare executive with over 35 years of experience. Mr. Moed was for seven years Head of Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma and President of the WW Consumer Health care Business at BMS. In addition to Scinai, Mr. Moed serves on the board of Mediwound Ltd., a company that develops, manufactures and commercializes bio-therapeutic solutions for tissue repair and regeneration, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund with Scinai’s former controlling shareholder Mr. Marius Nacht as the anchor investor, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

Mr. Adi Raviv is a senior financial executive with a career spanning over 35 years. Mr. Raviv founded HTI Associates LLC in 1996 and since then has served as its managing member. In the past five years, and in the capacity of a consultant on behalf of HTI, Mr. Raviv has served as a Chief Executive Officer, Chief Financial Officer and Senior Advisor, respectively, to several healthcare and related companies, and continues to serve in a CFO role in one such company. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros over a span of a dozen years. Mr. Raviv served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Professor Avner Rotman has been a member of our board of directors since 2005 and served as the Chairman until 2019.Prof. Rotman founded Rodar Technologies Ltd. in 2000 and served as its Chief Executive Officer and Chairman of the Board until2019. Prof. Rotman also founded Bio-Dar Ltd. in 1984 and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies.

Our Scientific Advisory Board

Our Scientific Advisory Board includes specialists and experts in Israel, with experience in the fields of biochemistry, infectious diseases and medical research. Our Scientific Advisory Board plays an active role in advising us with respect to our products, technology development, clinical trials and safety. Pursuant to their respective appointment letters, our advisory board members are entitled to receive the following compensation: As approved by the board of directors of the Company, each SAB member receives in consideration for his/her Advisory Board membership and for provision of the Services as detailed in the standard SAB agreement approved by the board of directors, an award of RSUs for 5,000 (five thousand) ADSs, each representing 4,000 Ordinary Shares of the Company, as of the effective date of each SAB member agreement, pursuant to the 2018 Israeli Share Option Plan, to vest in three equal tranches each consisting of 1,667 RSUs starting on the first anniversary of each SAB agreement subject to the continued provision of services on each vesting date. Each SAB member shall also receive annual cash compensation in the amount of $12,000 (twelve thousand USD), payable in two semiannual installments ($6000 each), with the first one paid within 60 days after the effective date of each SAB agreement in consideration for his/her Scientific Advisory Board membership and for provision of the services during the term of the agreement.

The following table sets forth certain biographical information with respect to our Scientific Advisory Board members:

Professor Dr. Matthias Dobbelstein has served as Director of the Institute of Molecular Oncology at the University Medical Center Göttingen (UMG), Germany since 2005 and is also an Associate Member of the Max Planck Institute for Multidisciplinary Sciences (MPI-NAT). He received his training as a physician at the University of Munich (LMU) and performed research as a virologist and cancer biologist at Princeton University (USA), the University of Marburg (Germany) and the University of Southern Denmark. Professor Dobbelstein’s research interests focus on principles of infections and cancer, including the application of anti-cancer drugs as antivirals, as well as alpaca-derived NanoAbs (nanosized antibodies also known as nanobodies and VHH antibodies) as therapeutics. His collaboration with Professor Dr. Dirk Görlich at MPI-NAT as highlighted in their 2021 EMBO Journal article titled “Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies” forms the scientific basis of Scinai’s exclusive license for development and commercialization of an innovative, self-administered, inhaled NanoAb for the treatment of COVID-19. In addition, Professor Dobbelstein, together with Professor Görlich, is collaborating with Scinai under a five-year strategic research agreement for the discovery, characterization and cloning of additional NanoAbs for the treatment of autoimmune diseases such as psoriasis, psoriatic arthritis, asthma and macular degeneration.

Prof. George H. Lowell, M.D. served as a member of our board of directors from 2008 to May 2023. He is also since 2019 a member of the Board of Directors and Chief Scientific Officer (CSO) of Healables Ltd., a private Israeli digital health start-up company. Prior to joining our company, Prof. Lowell served as CSO for BioDefense at GlaxoSmithkline Biologicals (2006-7) which acquired ID Biomedical Corp. (IDB) and CSO of IDB (2001-6) which acquired Intellivax Intl. Prof. Lowell served as founding CEO, President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax Intl. Inc. in Montreal from 1995 until 2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command (USAMRDC), retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. From 1989-1991 COL Lowell served as Medical Liaison Officer attached to the US Embassy in Israel representing the USAMRDC to the IDF Medical Corps Research Unit. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

Prof. Michael Schön. is a distinguished Professor and Director of the Department of Dermatology, Venereology, and Allergology at the University Medical Center Göttingen. He also serves as Vice Dean and Deputy Director for Research and Teaching and is the former director of the Lower Saxony Institute of Occupational Dermatology. Prof. Schön has been recognized with numerous awards for his groundbreaking research on immune reactions in inflammation. From 2011 to 2024, he was the Editor-in-Chief of the Journal of the German Dermatological Society. Currently, he holds the position of Secretary General and Vice President of the European Dermatology Forum (EDF). Prof. Schön earned his MD in Medicine from the University of Ulm, Germany. He has worked at the Free University of Berlin, Harvard Medical School and the universities of Düsseldorf and Magdeburg. Before his appointment at the University Medical Center Göttingen, he held a professorship in Experimental Biomedicine at the University of Würzburg. Michael has further qualifications in dermatopathology, allergology, immunology and health economics.

Dr. Jonathan Sadeh. is an accomplished physician-scientist with over 20 years of experience in drug development and clinical research. He spent the last five years at Bristol-Myers Squibb (BMS), where he held multiple senior leadership positions, including Senior Vice President and Global Programs Head for Immunology, Cardiovascular, and Neuroscience; Immunology Therapeutic Area Head; and China R&D Head. Prior to BMS, Dr. Sadeh held senior leadership positions at Sanofi, AstraZeneca, and Schering-Plough. Dr. Sadeh earned his MD in Medicine from the Mount Sinai School of Medicine and an M.Sc. degree in Clinical Research from Harvard Medical School. He completed his fellowship in pulmonary and critical care at Harvard Medical School. He began his medical career as an academic researcher at Brigham and Women’s Hospital.

B.	Compensation

Compensation of Directors and Executive Officers

Directors

Each of our non-management directors receives a cash retainer, meeting participation fees, and equity awards, as detailed below.

The annual cash compensation payable to our current and future non-management directors other than Mr. Germain (all such other directors, the “Independent Directors”) in exchange for their services, is as follows:

●	$35,000 for each Independent Director, which would cover such director’s attendance at up to eight Board meetings per year;

●	$5,000 for each member of the Company’s Compensation Committee and Strategy Committee (other than the applicable committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for each member of the Company’s Audit Committee (other than the committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for the chairperson of each of the Company’s Compensation Committee and Strategy Committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$10,000 for the chairperson of the Company’s audit committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$500 for attendance (in person or by video or other electronic means) by each director or committee member at any meeting of the Board or relevant committee in excess of eight meetings for the Board or the applicable committee; and

●	$300 for each written consent of the Board or any of its committees.

Following shareholder approval, we granted equity awards to our non-management directors. In 2023, shareholders approved the option awards to each of our non-management directors. We granted to each such director (other than our chairman) options to purchase 20,000 ADSs of the Company, and to our chairman options to purchase 40,000 ADSs, all at an exercise price of $1.81, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholder approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

Following shareholder approval, we also cancelled options previously granted to our non-management directors and granted replacement options to these directors. In 2023, shareholders approved that all the options that were held at by non-management directors at the time of the meeting be cancelled and in exchange therefor the Company would grant each non-management director a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by each non-management director. The number of ADSs underlying the Replacement Option that were issued to each non-management director in exchange for the options that were held by each such non-management director was as follows: (i) for Mr. Mark Germain, 29,071 ADSs; (ii) for Mr. Morris Laster; Mr. Adi Raviv, Professor Avner Rotman and Ms. Yael Margolin, 4,300 ADSs; (iii) Mr. Samuel Moed, 10,000 ADSs; and (iv) Mr. Jay Green, 2,500 ADSs. The exercise price of per ADS for the Replacement Options is $1.81, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholders’ approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

For these purposes, a “Change of Control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a Change of Control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group becomes a shareholder that has “control,” as defined in the Israeli Companies Law, 1999.

Pursuant to shareholder approval in 2012, incumbent directors who were serving in 2012 are entitled to a one-time bonus in connection with (i) the sale of all or substantially all of our assets or (ii) a commercialization of one of our products, in each case with aggregate proceeds of at least $10 million. The one-time bonus shall be equal to 0.5% of the proceeds received by us under the material agreement, which shall be limited an aggregate amount of NIS 50 million ($15.4 million) under our Compensation Policy.

For the year ended December 31, 2024, we paid an aggregate of approximately $413 thousand to our directors.

Executive Officers

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2024.

	Base Salary or Other Payment	Value of Social Benefits (1)	Value of Equity Based Compensation Granted (2)	All Other Compensation (3)	Total
Name	USD Thousands	USD Thousands	USD Thousands	USD Thousands	USD Thousands
Mr. Amir Reichman Chief Executive Officer	338	34	63	15	450

Dr. Tamar Ben-Yedidia Chief Scientific Officer	146	44	41	11	241

Mr. Uri Ben-Or Chief Financial Officer	127	9	5	-	141

Mr. Elad Mark Chief Operating Officer	151	33	39	12	235

Dr. Dalit Weinstein Fischer Chief Technology Officer	121	37	25	15	197

(1)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Includes RSU’s and options.

(3)	Includes payments for car allowance and bonus payment.

Employment and Services Agreements

Our employees are employed under the terms prescribed in their respective personal contracts, in accordance with the decisions of our management. Under these employment contracts, the employees are entitled to the social benefits prescribed by law and as otherwise provided in their personal contracts. These employment contracts each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. We also provide certain of our employees with a company car, which is leased from a leasing company, and a mobile phone and additional benefits.

Our executive officers are also employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions.

We have set aside or accrued a total amount of $515 thousands during 2024 to provide pension, retirement or similar benefits.

Services Agreement with Our Chairman of the Board

We are party to a services agreement with Mr. Germain, pursuant to which he receives a monthly payment of $12,500. Pursuant to this agreement, in May 2019, Mr. Germain was granted an option to purchase 13,071 ADSs at an exercise price of $79.80 per ADS. 25% of the options vested upon approval by shareholders, and the remainder vested in equal increments on each anniversary of the grant date and became fully vested on April 30, 2022. In May 2021, Mr. Germain was granted an option to purchase 16,000 ADSs at an exercise price of $69.50 per ADS. The options vest in equal monthly installments during a period of four (4) years commencing one (1) month following April 6, 2021 and become fully vested on April 6, 2025. The agreement, as amended to date, expires in May 2025 and provides that either party may terminate the agreement upon 90 days’ written notice. In addition, in May 2022 we granted Mr. Germain a cash bonus of $90,000, and in August 2023, we granted Mr. Germain a cash bonus of $37,500. Mr. Germain voluntarily agreed to a 20% reduction in his monthly payment commencing mid-October 2024 until February 2025.

Services and Employment Agreements with Our Chief Executive Officer

Pursuant to his employment agreement entered into with us on January 20, 2021, Mr. Reichman is entitled to an annual gross salary of $350,000. Mr. Reichman voluntarily agreed to a 25% reduction in his monthly salary from mid-October 2024 until February 1, 2025.

The agreement also provides that Mr. Reichman was entitled to a one-time signing bonus at the gross lump sum amount of USD 50,000 and is eligible to receive an annual cash bonus of a gross amount equal to three to six monthly salaries to the extent Mr. Reichman meets annual objectives that shall be approved by the board of directors and by shareholders. It is currently contemplated that the annual bonus would be (i) four monthly salaries for meeting a set of baseline annual objectives, and (ii) three monthly salaries in the case of underperforming compared to such annual objectives, provided the Employee meets the baseline objectives set by the board of directors. Under extraordinary circumstances reflecting performance by Mr. Reichman significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional three monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s Compensation Policy from time to time.

Furthermore, under the agreement Mr. Reichman is entitled to receive 60,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year starting on January 20, 2021 (the “Commencement Date”), and would become fully vested, in accordance with the terms of the grant, on January 20,2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

For these purposes, a “change of control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group not directly or indirectly affiliated with Angels Investments in Hi Tech Ltd. (“Angels”) of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group not directly or indirectly affiliated with Angels becomes a shareholder that has “control,” as defined in the Israeli Companies Law, 1999.

The Company will provide Mr. Reichman other benefits, such as a company car, vacation, sick days, contribution towards work disability insurance, monthly contributions equal to 7.5% of monthly salary to an Education Fund (“Keren Hishtalmut”, a short-term savings plan available in Israel which is tax free to the employee up to a cap determined by law) and a manager’s insurance policy or a pension fund and other benefits and perquisites similar to those of other officers of the Company.

Each of Mr. Reichman and the Company may terminate Mr. Reichman’s employment by prior written notice of 60 days. In the event of termination by the Company without cause, the Company will pay Mr. Reichman nine monthly salaries, which includes amounts accrued in a pension insurance policy and amounts required by Israeli law.

In May 2022, we granted Mr. Reichman an annual bonus for the year 2021 of $250,266. In March 2023, we granted Mr. Reichman an annual cash bonus for the year 2022 of $182,000, equal to 50% of his annual base compensation) and 78,125 RSUs that vest in three years. In January 2024, subject to shareholder approval, we granted Mr. Reichman 179,094 RSUs that would vest over a period of three years.

Services and Employment Agreements with Our Chief Scientific Officer

Pursuant to her employment agreement entered into with us on March 15, 2005, as amended to date, Dr. Ben-Yedidia is employed on a full-time basis and is currently entitled to a monthly salary of NIS 49,000 plus Company car (approximately$13,500) which also includes monthly contributions equal to 7.5% of her monthly salary to an Education Fund and a manager’s insurance policy and other benefits and perquisites similar to those of other officers of the Company. In addition, we provide Dr. Ben-Yedidia with a leased company car and a mobile phone. Dr. Ben-Yedidia is entitled to 22 annual paid vacation days. Dr. Ben-Yedidia voluntarily agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

Dr. Ben-Yedidia’s employment agreement may be terminated by either us or Dr. Ben-Yedidia upon 120 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Dr. Ben-Yedidia is involved in an act which constitutes a breach of trust between her and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Dr. Ben-Yedidia’s inability to carry out her duties for a period exceeding 120 consecutive days, provided that her resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). Under her employment agreement, Dr. Ben-Yedidia received options to purchase 25,000 ordinary shares, which were later exchanged for7,850 RSUs.

In addition, in February 2012 our board of directors approved the grant of the following conditioned bonus to Tamar Ben-Yedidia: in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10 million) with any third party during the term of Dr. Ben-Yedidia’s engagement with us or during a period of three years commencing on the date of the termination of the employment agreement by us, Dr. Ben-Yedidia shall be entitled to receive a one-time bonus per material agreement equal to 1.25% of the proceeds received by us as a result of the material agreement. In May 2022, Dr. Ben-Yedidia was granted a 2021 bonus of NIS140,250 (approximately $43,800), an amount equal to three months’ salary and 37,500 RSUs vesting in three years. For the year 2022, Dr. Ben-Yedidia was granted a performance-based incentive package of NIS 147,000 (approximately $42,000), an amount equal to 25% of her annual compensation, and a grant of 20,082 RSUs vesting in three years. In January 2024, Dr. Ben-Yedidia was granted 54,206 RSUs which will vest over three years.

Services and Employment Agreement with Our Chief Financial Officer

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben-Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended to date. CFO Direct is entitled to a monthly fee of NIS 30,000. The service agreement may be terminated by either us or CFO Direct with 60 days prior written notice. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben-Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee).

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben-Or on August 31, 2014 and extended on June 11, 2020, Mr. Ben-Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben-Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben-Or a pension insurance to Mr. Ben-Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben-Or’s discretion. Mr. Ben-Or’s employment agreement may be terminated by either us or Mr. Ben-Or with 60 days prior written notice, or by us immediately for cause.

Employment Agreement with Our Chief Operating Officer

Pursuant to his employment agreement entered into with us and Mr. Elad Mark on September 5, 2018, he is entitled to a monthly salary of NIS 46,000 (approximately $13,000), which also includes monthly contributions equal to 7.5% of his monthly salary to an Education Fund and a manager’s insurance policy and other benefits and perquisites similar to those of other officers of the Company. In addition, we provide Mr. Mark with a leased company car and a mobile phone. Mr. Mark is entitled to 16 annual paid vacation days. Mr. Mark agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

Mr. Mark’s employment agreement may be terminated by either us or Mr. Mark upon 60 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Mr. Mark is involved in an act which constitutes a breach of trust between his and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Mr. Mark’s inability to carry out his duties for a period exceeding 120 consecutive days, provided that his resumption of duties for a period of less than15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). In May 2022, Mr. Mark was granted a 2021 bonus of NIS 138,000 (approximately $37,000), an amount equal to three months’ salary and 35,300 RSUs vesting in three years. For the year 2022, Mr. Mark was granted a performance-based incentive package of 138,000 NIS (approximately $39,000), an amount equal to 25% of his annual compensation, and 18,852 RSUs vesting in three years. In January 2024, Mr. Mark was granted 50,888 RSUs which vest over three years

Equity Compensation Plans

2018 Israeli Share Option Plan

The 2018 Israeli Share Option Plan (the “2018 Plan”) permits the granting of options, restricted share units or allotment of shares or other equity-based awards to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company, under similar terms and conditions to the 2005 Plan.

Options granted under the 2018 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

Upon the termination of a recipient’s engagement with us for any reason other than death, disability or for cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term, or unless expiration is extended beyond termination under certain circumstance for a period not to exceed the term of the options, such as was recently approved by shareholders in connection with option grants to directors. If the recipient’s engagement was terminated for cause (as defined in the 2018 Plan), the recipient’s right to exercise any unexercised options, awarded and allocated in favor of such recipient, whether vested or not, will immediately cease and expire as of the date of such termination. If the recipient dies or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2018 Plan expire or otherwise terminate in accordance with the provisions of the 2018 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2018 Plan.

Restricted share units granted under the 2018 Plan are subject to applicable vesting schedules, and the Board may condition the grant or vesting of restricted share units upon the attainment of specified performance targets or such other factors as the Board may determine, in its sole discretion.

In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, acquisition or reorganization of the Company with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, unexercised awards then outstanding shall be assumed or substituted for an appropriate number of shares of the successor company subject to certain adjustments as determined by the board of directors in its sole discretion. Subject to certain conditions, the board shall also have the power to provide for immediate acceleration in a recipient’s award agreement in the event of such a transaction.

The Company has reserved an unlimited amount of the issued and outstanding capital of the Company available for issuance under the 2018 Plan.

As of March 31, 2024, the Company had awarded grants under the Option Plan to acquire 100,600,200 ordinary shares represented by 251,500 ADSs.

Board Practices

Board of Directors

Under the Companies Law and our articles of association, our board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to an agreement with Mr. Amir Reichman. All other executive officers are also appointed by our board of directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them or with certain entities through which we receive their services. Other than Mr. Reichman, who is entitled to certain termination payments under his agreement with us, none of our directors are entitled to benefits upon termination of their service.

Our board of directors has affirmatively determined that a majority of our directors are independent, in compliance with the NASDAQ Capital Market rules. The definition of independent director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the independent director to exercise independent judgment in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. Independent directors may be elected by an ordinary majority of the general shareholders meeting.

Under our articles of association, our board of directors must consist of at least three and not more than eleven directors, including any external directors to the extent required by Israeli law. Our board of directors currently consists of nine members, including our non-executive Chairman of the board of directors. Our directors, excluding the external directors, are divided into three groups, as nearly equal in number as practicable, with staggered three-year terms, each consisting of one-third of the directors, constituting our entire board of directors (other than the external directors). At each annual meeting, the three-year duration of service of one group of directors shall expire and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

Under our articles of association, our board of directors may appoint directors to fill vacancies on our board of directors, for a term of office for the remaining period of time during which the director whose service has ended was filled would have held office, or the conclusion of the term of office in accordance with our articles or any applicable law, subject to the maximum number of directors allowed under the articles of association. In addition, our shareholders may appoint an additional director/s to the Company, whether for the purpose of filling a position that was vacated or as an additional director/s.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one. Our board of directors has determined that Adi Raviv has accounting and financial expertise and possesses professional qualifications as required under the Companies Law.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed and dismissed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the chief executive officer or a relative of the chief executive officer may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the chief executive officer without shareholder approval by special majority and for periods of time not exceeding three years each.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

External Directors

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the Nasdaq Capital Market and other applicable provisions of U.S. securities laws.

Pursuant to regulations enacted under the Israeli Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including Nasdaq, that do not have a controlling shareholder (as such term is defined in the Israeli Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Israeli Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In March 2023, our board of directors elected to opt-out of the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Israeli Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with the Nasdaq rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Israeli Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

Audit Committee

Our audit committee consists of Mr. Adi Raviv, Dr. Yael Margolin and Dr. Morris Laster. Mr. Adi Raviv serves as the chairman of the audit committee.

Under the NASDAQ Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Capital Market corporate governance rules. Our board of directors has affirmatively determined that Mr. Adi Raviv is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Capital Market corporate governance rules.

Each of the members of the audit committee are deemed “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors adopted an audit committee charter effective upon the listing of the ADSs and warrants on the NASDAQ Capital Market that set forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing rules of the NASDAQ Capital Market, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Compensation Committee and Compensation Policy

Compensation Committee

Our compensation committee currently consists of Mr. Adi Raviv, Dr. Yael Margolin and Dr. Morris Laster. Dr. Yael Margolin serves as the Chairman of the Compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy.

Compensation Policy

The Compensation Policy must be based on certain considerations, must include certain provisions and needs to reference certain matters as set forth in the Companies Law. The Compensation Policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee. In addition, the Compensation Policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting(abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the Compensation Policy, constitute two percent or less of the voting power of the company. Such majority determined in accordance with clause (i) or (ii) is hereinafter referred to as the Compensation Majority.

To the extent a Compensation Policy is not approved by shareholders at a duly convened shareholders meeting, the board of directors of a company may override the resolution of the shareholders following a re-discussion of the matter by the board of directors and the compensation committee and for specified reasons, and after determining that despite the rejection by the shareholders, the adoption of the Compensation Policy is for the benefit of the company.

A Compensation Policy that is for a period of more than three years must be approved in accordance with the above procedure every three years.

Notwithstanding the above, the amendment of existing terms of office and employment of office holders (other than directors or controlling shareholders and their relatives, who serve as office holders) requires the approval of only the compensation committee, if such committee determines that the amendment is not material in relation to its existing terms.

Pursuant to the Companies Law and following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held on December 27, 2021. Our shareholders approved amendments to our compensation policy on August 24, 2023.

The Compensation Policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for officeholders. It must also consider, among other things, the Company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the compensation of the other employees of the company, including those employed through manpower companies, in particular the ratio between such cost and the average and median compensation of the other employees of the company, as well as the impact such disparities may have on the work relationships in the company;

●	the possibility of reducing variable compensation, if any, at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, if any, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include:

●	a link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy; and

●	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our compensation committee’s responsibilities include:

●	reviewing and recommending overall compensation policies with respect to our Chief Executive Officers and other executive officers;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officers and other executive officers including evaluating their performance in light of such goals and objectives;

●	reviewing and approving the granting of options and other incentive awards; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor in accordance with the recommendation of the audit committee. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

●	The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. On October 22, 2014, we appointed Mr. Gewirtz Yisrael as our internal auditor. Mr. Gewirtz Yisrael is a certified internal auditor and a partner at Fahn Kanne & Co. Grant Thornton Israel, a certified public accounting firm in Israel.

●	The board of directors shall determine the direct supervisor of the internal auditor. The internal auditor is required to submit his findings to the audit committee, unless specified otherwise by the board of directors.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Our articles of association do not provide otherwise. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement (excluding abstaining shareholders); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

 Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors, as applicable, determines that he or she should be present in order to present the transaction that is subject to approval. Generally, if a majority of the members of the audit committee or the board of directors, as applicable, have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors, as applicable. In the event a majority of the members of the board of directors have a personal interest in the approval of a transaction, then the approval thereof shall also require the approval of the shareholders.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 45% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee, as the case may be, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder (collectively referred as Transaction with a Controlling Shareholder). In addition, such shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approving the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such Transaction with a Controlling Shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder, a relative of a controlling shareholder, or a director that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote at a general meeting or a shareholder class meeting and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be reasonably foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (A) no indictment was filed against such office holder as a result of such investigation or proceeding; and (B) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure an office holder against the aforementioned liabilities as well as the following liabilities:

●	a breach of duty of care to the company or to a third party.

●	any other action against which we are permitted by law to insure an office holder;

●	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendment), 5771-2011 and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

●	a financial liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, administrative fine or ransom or levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law and the Israeli Securities Law, including expenses incurred and/or paid by the office holder in connection with an Administrative Enforcement Procedure.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law and our articles of association and undertaking to indemnify them to the fullest extent permitted by law and our articles of association. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

Employees

As of February 28, 2025, we had 29 employees, four of whom were employed in finance and administration and 24 of whom were employed in research and development. All Company employees are in Israel.

Israeli labor laws principally govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocations for severance pay.

While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by extension orders issued by the Israel Ministry of Economy (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Beneficial Ownership OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information as of February 28, 2025 concerning the beneficial ownership of ADSs: (i) each director and director nominee, (ii) each Named Executive Officer in the Summary Compensation Table under “Executive Compensation” above, (iii) all executive officers and directors as a group, and (iv) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of 5% or more of our ADSs. The address for each of the persons below who are beneficial owners of 5% or more of our ADSs is our corporate address at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel. The information with respect to beneficial ownership of ADSs by certain of our major shareholders is given based on information reported in such shareholder’s Schedule 13G or Schedule 13D.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ADSs. ADSs issuable under share options or other conversion rights that were exercisable within 60 days after February 28, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ADSs beneficially owned is based on 933,679 ADSs outstanding as of February 28, 2025.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ADSs that they beneficially own.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as otherwise indicated in the footnotes to this table, we believe the persons named in this table have sole voting and investment power with respect to all the ordinary shares indicated.

		Percent of
	ADSs	Class %
Directors and Executive Officers
Avner Rotman (1)	860	*
Mark Germain	2,302	*
Morris Laster (2)	860	*
Adi Raviv (3)	860	*
Yael Margolin (4)	860	*
Sam Moed	1,000	*
Amir Reichman (5)	10,770	*
Jay Green (6)	800	*
Uri Ben-Or	589	*
Tamar Ben-Yedidia	2,592	*
Elad Mark	2,139	*
Dalit Weinstein Fischer	1,464
All executive officers and directors as a group (12 people)	25,096	*

5% Shareholders
Daniel E. Stone (7)	87,746	9.99%
Richard J. Kertzman (8)	161,493	9.99%

*	Less than 1%.

(1)	Consists of 50 ADSs, and 810 ADSs issuable upon settlement of vested options and RSUs.

(2)	Consists of 50 ADSs, and 810 ADSs issuable upon settlement of vested options and RSUs.

(3)	Consists of 50 ADSs, and 810 ADSs issuable upon settlement of vested options and RSUs.

(4)	Consists of 50 ADSs, and 810 ADSs issuable upon settlement of vested options and RSUs.

(5)	Consists of 8,077 ADSs and 2,693 ADSs issuable upon settlement of vested options and RSUs.

(6)	Consists of 39 ADSs, and 761 ADSs issuable upon settlement of vested RSUs.

(7)

Includes 62,400 ADSs held directly, and 25,346 ADSs issuable upon exercise of pre-funded warrants held by RK Stone Miami LLC (“RK”). RK holds 646,442 pre-funded warrants, which may not be exercised if such exercise would result in beneficial ownership by RK, together with its affiliates (which include the reporting person) and certain other persons, of greater than 9.99% of the ordinary shares. Future issuances of ordinary shares or ADSs by us to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing RK’s beneficial ownership percentage. The address of Daniel E Stone is 1200 Brickell Avenue, #1470 Miami, FL 33131.

(8)

Includes 80,736 ADSs and pre-funded warrants to acquire 80,757 ADSs, which are held directly by LCK JNK1 LLC and LCK JNK LLC. The pre-funded warrants may not be exercised if such exercise would result in beneficial ownership by Mr. Kertzman, together with his affiliates (which include the reporting person) and certain other persons, of greater than 9.99% of the ordinary shares. Future issuances of ordinary shares or ADSs by us to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing Mr. Kertzman’s person's beneficial ownership percentage. The address of Mr. Kertzman is 3105 NW 107th Avenue, Suite 103, Doral, FL 33172.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale from time to time by YA of any or all of the ADSs that are to be issued by us to YA under the Purchase Agreement. For additional information regarding the issuance of Ordinary Shares covered by this prospectus, see the section titled “Prospectus Summary—Standby Equity Purchase Agreement with YA” above. Except for the transactions contemplated by the Purchase Agreement, YA does not, and has not had, any material relationship with us.

The table below presents information regarding the Selling Shareholder and the ADSs that it may offer from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder. The number of shares in the column “Maximum Number of ADSs to be Offered Pursuant to this Prospectus” represents all of the ADSs that the Selling Shareholder may offer under this prospectus. The Selling Shareholder may sell some, all or none of its ADSs in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholder regarding the sale of any of the shares.

The beneficial ownership of our ADSs is determined in accordance with the rules of the SEC. See “Principal Shareholders” for additional information.

The percentage of ADSs beneficially owned by the Selling Shareholder prior to the offering shown in the table below is based on an aggregate of on 933,679 ADSs outstanding on March 3, 2024. The number of ADS that may actually be sold by us under the Purchase Agreement may be fewer than the number of ADSs being offered by this prospectus. The fourth column assumes the sale of all of the ADSs offered by the Selling Shareholder pursuant to this prospectus.

Name of Selling Shareholder	Number of ADSs Owned Prior to Offering		Maximum Number of ADSs to be Offered Pursuant this Prospectus (3)	Number of ADSs Owned After Offering
	Number(1)(2)	Percent		Number(4)	Percent
YA II PN, LTD.	14,392	*	3,022,796	–	–

*	Represents ownership of less than 1%.

(1) In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of ADSs beneficially owned prior to the offering all of the ADSs that YA may be required to purchase under the Purchase Agreement, because the issuance of such ADS is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of YA’s control, including the registration statement that includes this prospectus becoming and remaining effective.

(2) Excludes the Subsequent Commitment Shares.

(3) This includes the Commitment Shares we have agreed to issue to YA in consideration of YA’s obligation to purchase ADSs at our direction under the Purchase Agreement and, for which we will receive no cash proceeds. Therefore, only 2,994,012 of such ADSs represent shares that we may issue and sell to YA for cash consideration in purchases under the Purchase Agreement from time to time, at our sole discretion, during the 36-month period following execution of the Purchase Agreement. Depending on the price per ADS at which we sell the Advance Shares to YA pursuant to the Purchase Agreement, we may need to sell to YA under the Purchase Agreement more ADSs than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $10.0 million Commitment Amount under the Purchase Agreement. If we choose to do so and otherwise satisfy the conditions in the Purchase Agreement, we must first register for resale under the Securities Act such additional ADSs. The number of ADSs ultimately offered for resale by YA is dependent upon the number of ADSs we sell to YA under the Purchase Agreement.

(4) Assumes the sale of all ADSs being offered pursuant to this prospectus.

(5) All investment decisions for YA II PN, Ltd. (“YA”) are made by Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092.

Related party transacTions

The following is a description of some of the transactions with related parties to which we are a party to, and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Approval of Related Party Transactions under Israeli Law.”

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors and have entered into indemnification agreements with all of our current officers and directors.

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from the initial public offering in the U.S., to the extent such liabilities are not covered by insurance. On March 1, 2015, our general shareholders meeting approved the grant of an indemnification and exculpation agreement under the same terms and conditions for each of our current office holders and directors.

Employment and Service Agreements

We have or have had employment, service or related agreements with each member of our senior management. See “Management”.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Description of Share Capital

Articles of Association

Our number with the Israeli Registrar of Companies is 51-343610-5. Our purpose as set forth in our Articles of Association is to engage in every lawful purpose in the field of biotechnology.

Our authorized share capital consists of (i) 40,000,000,000 Ordinary Shares, no par value, the equivalent of 10 million ADSs (each ADS representing 4,000 Ordinary Shares), and (ii) 1.000 preferred shares, no par value per share. As of February 28, 2025, there were 3,734,718,240 Ordinary Shares issued and outstanding (all of which were represented by ADSs other than 2,240 Ordinary Shares). All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

Voting Rights

Holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. According to the Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 60 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting be given prior to the record date. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of the holders of at least 75% of our Ordinary Shares, represented and voting at a general meeting.

Our Ordinary Shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors under the Israeli Companies Law.

Transfer of Shares

Our Ordinary Shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our Ordinary Shares by non-residents of Israel is not restricted in any way by our articles of association or Israeli law, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

The Powers of the Directors

Our board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer. Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Amendment of share capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Dividends

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is determined that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and in any event no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, as a company whose shares are listed for trade on an exchange outside of Israel, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of the directors then in office; or (ii) one or more shareholders holding, in the aggregate either (a) 10% of our issued share capital and 1% of our outstanding voting power, or (b) 10% of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future (or, with respect to a company whose shares are listed for trade on an exchange outside of Israel, such as us, 5% if the matter is the appointment or removal of a director), provided that it is appropriate to discuss such any other matter at the general meeting

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger;

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

●	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority.

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

The quorum required for our general meetings of shareholders consists of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law who hold or represent, in the aggregate, at least 10% (or, for so long we do not qualify as a foreign private issuer and for only so long as required by the Nasdaq Stock Market, 33 1/3% of the Company’s outstanding Ordinary Shares) of the total outstanding voting rights, within half an hour from the appointed time.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law or by another provision of the articles of association.

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties, that require shareholder approval;

●	an approval of a merger;

●	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

●	any other matter that is determined in the articles of association to be voted on by way of a written ballot. Our articles of association do not stipulate any additional matters; and

●	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of certain interested or related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder or other power towards the company, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Generally, a resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the ISA. Any of our shareholders may request to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights, so long as prior to the acceptance of the full tender offer, the acquirer and the company disclosed the information required by law in connection with the full tender offer. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under regulations enacted pursuant to the Companies Law, the above special tender offer requirements may not apply to companies whose shares are listed for trading on a foreign stock exchange if, among other things, the relevant foreign laws or the rules of the stock exchange, include provisions limiting the percentage of control which may be acquired or that the purchaser is required to make a tender offer to the public. However, the Israeli Securities Authority’s opinion is that such leniency does not apply with respect to companies whose shares are listed for trading on stock exchanges in the United States, including the NASDAQ Capital Market, which do not provide for sufficient legal restrictions on obtaining control or an obligation to make a tender offer to the public, therefore the special tender offer requirements shall apply to such companies.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we have authorized and issued ordinary shares and preferred shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of at least 75% of our Ordinary Shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.

Preferred Shares

Conversion Terms of Preferred Shares

The Preferred Shares are convertible (in whole or in part), at the option of the EIB (the current holder of al, into 1,456,000,000 Ordinary Shares in the aggregate, which will then automatically be converted into ADSs, with each Preferred Share convertible 1,456,000 Ordinary Shares (represented by ADSs). The number of ADSs that can be acquired upon conversion of the Preferred Shares is also subject to adjustment in the event of any share split, share dividend and similar events involving the Ordinary Shares.

Stated Redemption Value of the Preferred Shares

The Preferred Shares entitle the holders thereof to redemption payments in the aggregate amount of $34 million ($34,000 per Preferred Share). In the event a Preferred Share is converted into Ordinary Shares, the right to receive such payment for such Preferred Share will be extinguished. The Company will pay the redemption payment only if and at such time (i) as the Company elects, at its sole discretion, to make any such redemption payments, provided that such redemption is in compliance with applicable law, including the Company’s legal ability to pay a dividend to its shareholders, or (ii) in the event of Liquidation (as defined in our articles of association) of the Company, in which event the Company will first make the redemption payment (either in whole or, if less than the entire amount, on a pro rata basis based on the number of Preferred Shares held by each holder) before making any payment to holders of Ordinary Shares. The Preferred Shares will not be entitled to cumulative dividends.

Limit on Holdings of 4.99% of the Outstanding ADSs at any time

The Preferred Shares contain a provision preventing the holder from converting such number of Preferred Shares into ADSs to the extent that if, as a result of such conversion, the holder would become the beneficial owner of more than 4.99% of the Company’s outstanding shares as determined under the rules promulgated in the Securities Exchange Act of 1934, as amended.

Veto Rights

The holders of a majority of the Preferred Shares have veto rights over the ability of the Company to (i) incur Indebtedness (as defined in our articles of association), subject to certain exceptions, (ii) enter into an M&A Event (as defined in our articles of association), (iii) voluntarily delist the trading of the Company’s securities on Nasdaq and (iv) authorize the creation of any security having rights, preferences and privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

Right of First Refusal.

The Company would have a right of first refusal in the event that the EIB intends to sell, transfer, assign or otherwise dispose of any or all of the Preferred Shares.

American Depositary Shares

The Bank of New York Mellon, as depositary, registered and delivered American Depositary Shares, also referred to as ADSs. Each ADS represents 4,000 ordinary shares (or a right to receive 4,000 ordinary shares) deposited with the principal Tel Aviv office of either of Bank Leumi or Bank Hapoalim, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes, or other required governmental charges. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It may sell ordinary shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
●	Change the nominal or par value of our shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
●	Reclassify, split up or consolidate any of the deposited securities
●	Distribute securities on the ordinary shares that are not distributed to you	The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
●	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed from the date on which the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it are prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercise discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believe in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that DRS and the Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

History of Share Capital

Since September 30, 2020, our issued share capital has changed as provided below.

On February 2, 2021, we closed an underwritten offering in which we sold 243,478 ADSs at a public offering price of $49.5 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 36,521 ADSs bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net amount of $12,480 after deduction of issuance expenses of $360

On December 27, 2021, we closed an underwritten offering in which we sold 381,356 ADSs at a public offering price of $23.6 per ADS. On December 27, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 33,058 ADSs bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $9,780. The Company received a net sum of $8,956 (after deduction of issuance expenses of $63)

On February 2, 2022, we issued to Max Planck Society (“MPG”) 15,000 ADSs at no cost as an upfront payment for the license under the License Agreement, dated December 11, 2021, between us and Max-Planck-Innovation GmbH.

We also issued on April 12, 2022, we issued 4,316 ADSs to Mr. Ron Babecoff, the former CEO of the Company, upon vesting of RSUs granted to him as part of his service to the Company.

On April 12, 2022, we issued 944 ADSs in the aggregate to the non-executive directors of the Company, including Mr. Isaac Devash a former director of the Company, upon the vesting of RSUs granted to directors in consideration for their service to the Company.

On November 9, 2022, we issued 17,694 ADSs to Hybrid Financial Ltd. as consideration for investor relations services.

On December 20, 2022, we closed an underwritten public offering with gross proceeds to us of $8 million, before deducting underwriting discounts and other expenses payable by the Company. The offering consisted of 1,600,000 units and pre-funded units. Each unit consisted of one ADSs and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.99 per pre-funded unit after reducing $0.01 attributable to the exercise price of the pre-funded warrants). The Company received a net sum of $7,231 after deduction of underwriter discount and issuance expenses of $769.

On April 12, 2022, we issued 944 ADSs in the aggregate to the non-executive directors of the Company, including Mr. Isaac Devash a former director of the Company, upon the vesting of RSUs granted to directors in consideration for their service to the Company.

From January 20, 2023 until October 23, 2024, we issued 999 ADSs to Prof. Matthias Dobbelstein as consideration for scientific advisory board services.

On June 12, 2023, we issued (i) 1,038 ADSs in aggregate upon the vesting of RSUs granted to non-executive directors as part of their service to the Company and (ii) 24,000 ADSs upon the vesting of RSUs granted to Mr. Amir Reichman, the Company’s CEO, in consideration for his service to the Company.

On July 31, 2023, we issued 15,852 ADSs to MPG and 1,148 ADSs to MBM Science Bridge GmbH pursuant to the License Agreement, dated June 4, 2023, by and among the Company, Max Planck Innovation GmbH and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen.

On September 19, 2023, we issued (i) in a registered direct offering 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in concurrent private placement unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are immediately exercisable upon issuance for a period of five and one-half years. The Company received a net sum of $1,151 after deduction of underwriter discount and issuance expenses of $165.

On December 29, 2023 in connection with the Inducement Letters we issued 2,606,552 ADSs in the aggregate from the exercise of the Existing Warrants at an exercise price of $0.65 per ADS, and issued 5,213,104 New Warrants with an exercise price of $0.65 per ADS, in addition to Placement Agent Warrants to acquire 156,393 ADSs to our Placement Agent or its designees, each with an exercise price of $0.8125.

On January 4, 2024, we closed a transaction in which we issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs, issued by us in December 2022 and September 2023, at a reduced exercise price of $0.65 per ADS. The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. We received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $275.

On August 21, 2024, we issued 1,000 preferred shares to the EIB in connection with the EIB Restructuring Transactions pursuant to which approximately $29 million, including interest accrued to date, owed by the Company to the EIB under the Finance Contract was converted into 1,000 preferred shares. See “Prospectus Summary – Recent Developments – Conversion of EIB Loan into Equity.”

From August 2024 until December 2024, we issued RK Stone Miami LLC pre-funded warrants to acquire an aggregate of 646,064 ADSs for an aggregate purchase price of $2.0 million.

On February 19, 2025, we issued 80,736 ADSs to LCK JNK 1, LLC upon its cashless exercise of pre-funded warrants to acquire 80,757 ADSs that it acquired from RK Stone Miami LLC.

During the period beginning September 1, 2021 through December 31, 2024, we issued RSUs and options to acquire ADSs to our officers, directors and employees. We currently have outstanding RSUs for 104,962 ADSs and options to acquire 24,307 ADSs.

Transfer Agent and Depositary

The transfer agent and registrar for our Ordinary Shares is Vstock Transfer, LLC. The ADSs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon, which acts as depositary.

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs. It is based on laws, administrative pronouncements, judicial decisions, final, proposed and temporary regulations and the U.S.-Israel Tax Treaty as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You should consult your own tax advisor concerning the tax consequences of your particular situation, including any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares and ADSs (together the “Shares”). This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus and does not take into account possible future amendments which may be under consideration, or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which can affect the tax consequences described below.

General corporate tax in Israel

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares representing ordinary shares (the “Shares”) by persons who acquired the Shares in this offering.

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024 tax year.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2024), and a marginal tax rate of up to 50% in 2024 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli capital tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits.

Payers of consideration for the ordinary shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed, provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following withholding tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (721,560 NIS for 2024, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income including, but not limited to, taxable capital gain from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR ISRAELI TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares representing ordinary shares (collectively, the “Shares”) by persons who acquired the Shares in this offering.

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024 tax year.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2024), and a marginal tax rate of up to 50% in 2024 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli capital tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits.

Payers of consideration for the ordinary shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed, provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following withholding tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (721,560 NIS for 2024, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income including, but not limited to, taxable capital gain from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

 Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the ADSs (the “Securities”) by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire the Securities pursuant to this offering and who hold the Securities as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in the Securities.

This summary does not address tax considerations applicable to a holder of the Securities that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies, or notional principal contracts;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	persons or corporations subject to an alternative minimum tax;

●	tax-exempt organizations;

●	traders that have elected mark-to-market accounting;

●	corporations that accumulate earnings to avoid U.S. tax;

●	pension plans;

●	investors that hold the Securities as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;

●	persons that actually or constructively own 10 percent or more of our ordinary shares outstanding by vote or by value;

●	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes; and

●	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation, and does not include any discussion of state, local, or foreign tax consequences to a holder of the Securities. In addition, this summary does not include any discussion of the U.S. federal income tax consequences to any holder of Securities that is not a U.S. Holder.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local income and other tax consequences of an investment in the Securities, including the potential effects of any proposed legislation, if enacted.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Security that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds any Securities, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding any Securities through such entities should consult their own tax advisors.

In general, and assuming that all obligations under the Deposit Agreement will be satisfied in accordance with the terms of the Deposit Agreement, if you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying ordinary shares represented by those ADSs.

Distributions

If we make any distribution with respect to the Securities, subject to the discussion under “– Passive Foreign Investment Companies” below, the gross amount of any distribution actually or constructively received by a U.S. Holder (through the Depositary) with respect to a Security will generally be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount distributed will include the amount of any Israeli taxes withheld from such distribution, as described above under the caption “Material Tax Considerations-Israeli Tax Considerations.” A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us, which deduction is otherwise available to a corporate U.S. Holder in respect of dividends received from a domestic corporation. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Securities. Distributions in excess of such adjusted tax basis will generally be taxable to a U.S. Holder as capital gain from the sale or exchange of property as described below under “-Sale or Other Disposition of ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains of, currently, a maximum of 20%. This preferential income tax rate is applicable only to dividends paid by a “qualified foreign corporation” that is not a PFIC (as defined below under “– Passive Foreign Investment Companies,”) for the year in which the dividend is paid or for the preceding taxable year, and only with respect to the Securities held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date) and certain other holding period requirements are met. If such holding period requirements are met, dividends we pay with respect to the Securities generally will be qualified dividend income. However, if we were a PFIC, dividends paid by us to individual U.S. Holders would not be eligible for the reduced income tax rate applicable to qualified dividends. As discussed below under “– Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, actively or constructively, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss and will not be eligible for the preferential rate applicable to qualified dividend income.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale, Exchange, or Other Disposition of ADSs

Subject to the discussion under “– Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Securities will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Securities. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Securities exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition of the Securities will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain. As discussed below in “-Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of the Securities, gain or loss will be recognized in the manner described above under “– Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations-Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Securities through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Securities. Any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Securities and capital gains from the sale or other disposition of the Securities.

Passive Foreign Investment Companies

Although we do not anticipate being treated as a passive foreign investment company (“PFIC”) for this year, the treatment of the Company as a PFIC is based on the value and composition of our assets, and no assurance can be given that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. We will be considered a PFIC for any taxable year if:

●	at least 75% of our gross income for such taxable year is passive income; or

●	at least 50% of the value of our assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs, our PFIC status will also depend in large part on the market price of the Securities, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds any Securities, we generally will be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Securities, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Securities that such U.S. Holder holds. For this purpose, a U.S. Holder that acquired an ADS through the exercise of a Warrant will be treated as holding such ADS for the period during which such Warrant was held. A U.S. Holder that makes such an election will be deemed to have sold the Securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Securities with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Securities, unless it makes a “mark-to-market” election or a “qualified electing fund” election discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Securities will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Securities:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Securities;

●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the tax year of the sale or disposition; and

●	the amount allocated to each other year will be subject to the highest marginal tax rate in effect with respect to such U.S. Holder for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Securities cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it will be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except the lower applicable tax rate for qualified dividend income will not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “– Sale, Exchange, or Other Disposition of ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund” election to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE SECURITIES.

Backup Withholding and Information Reporting

Payments of dividends with respect to the Securities and the proceeds from the sale, retirement, or other disposition of the Securities made by a U.S. paying agent or other U.S. intermediary will generally be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability or may be refunded provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

Certain U.S. Holders, who are individuals are required to report information relating to an interest in the Securities, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Securities.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Enforcement of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 850 Library Avenue, Suite 204, Newark, Delaware.

We have been informed by our legal counsel in Israel, Goldfarb Gross Seligman & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

PLAN OF DISTRIBUTION

On March 3, 2025, we entered into the Purchase Agreement with YA. The Purchase Agreement provides that, upon the terms and subject to the conditions set forth therein, YA is committed to purchase up to $10 million in ADSs during the Commitment Period. From time to time, and at our sole discretion, we may present YA with Advance Notices to purchase our ADSs. The ADSs would be purchased pursuant to the Purchase Agreement at 97% of the lowest daily VWAP during the period of three consecutive trading days commencing on the trading day immediately following the YA receipt of an Advance Notice.

The ADSs offered by this prospectus are being offered by the Selling Shareholder. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. We have agreed in the Purchase Agreement to provide customary indemnification to YA.

It is possible that our shares may be sold from time to time by YA in one or more of the following manners:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our common stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

YA is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

YA has agreed that, during the term of the Purchase Agreement, neither YA or its affiliates will engage in any short sales or hedging transactions with respect to the ADSs, provided that YA and its affiliates may enter into Permitted Sales.

We have advised YA that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of our ADSs covered by this prospectus by the Selling Shareholder. We estimate that our total expenses for the offering will be approximately $0.2 million (excluding the Commitment Shares). As consideration for its irrevocable commitment to purchase our ADSs under the Purchase Agreement, we agreed to issue the Commitment Shares to the Selling Shareholder, calculated as 1% of the Commitment Amount. We also paid a $15,000 structuring fee to an affiliate of the Selling Shareholder in connection with entry into the Purchase Agreement.

Expenses Relating to the Offering

The following table sets forth the costs and expenses payable in connection with the sale of ADSs in the offering. All amounts are estimated except the SEC registration fee. Except as otherwise noted, all the expenses below will be paid by us.

Expense	Amount
SEC registration fee	US$	1,581
Legal fees and expenses		40,000
Accounting fees and expenses		25,000
Miscellaneous fees and expenses		33,419
Total	US$	100,000

Legal Matters

The validity of our Ordinary Shares and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co., Israel. Certain legal matters in connection with this offering relating to U.S. federal law will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey.

Experts

The financial statements as of December 31, 2022 and for the year ended December 31, 2022 included in this prospectus have been so included in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2023 and for the year ended December 31, 2023 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1f to the financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of Scinai, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

Up to 3,022,796 American Depositary Shares representing 12,091,184,000 Ordinary Shares

Scinai Immunotherapeutics Ltd.

PROSPECTUS

                             , 2025

SCINAI IMMUNOTHERAPEUTICS LTD.

(Formerly known as BiondVax Pharmaceuticals Ltd.)

INDEX TO FINANCIAL STATEMENTS

CONDENSED FINANCIAL STATEMENTS (JUNE 30, 2024) (UNAUDITED)

AUDITED FINANCIAL STATEMENTS (DECEMBER 31, 2023 AND 2022)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,076	$4,870
Restricted cash	138	140
Trade receivables	119	-
Prepaid expenses and other receivables	324	437

Total current assets	3,657	5,447

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,180	10,825
Operating lease right-of-use assets	1,014	1,200

Total non-current assets	11,194	12,025

Total assets	$14,851	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2024	2023

LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$658	$535
Operating lease liabilities	364	396
Other payables	650	849

Total current liabilities	1,672	1,780

NON-CURRENT LIABILITIES:
Warrants liability	3	96
Loan from others	19,820	19,368
Non-current operating lease liabilities	640	797

Total non-current liabilities	20,463	20,261

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at June 30, 2024 and at December 31, 2023; Issued and outstanding 3,349,431,584 shares at June 30, 2024 and 1,857,169,984 shares at December 31, 2023	-	-
Additional paid-in capital	121,272	119,506
Accumulated deficit	(126,816)	(122,335)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ deficit	(7,284)	(4,569)

Total liabilities and shareholders’ deficit	$14,851	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	For the six months ended June 30
	2024	2023

Revenues	$284	$-
Cost of revenues	448	-
Gross loss	(164)	-

Research and development expenses, net	$2,788	$3,449
Marketing, general, and administrative expenses	1,003	2,332

Total operating expenses	3,791	5,781

Total operating loss	3,955	5,781

Total Financial Expenses net,	526	1,496

Net loss	$4,481	$7,277

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.002)	(0.006)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	2,288,278,248	1,322,019,241

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	For the six months ended June 30
	2024	2023

Net loss	$4,481	$7,277

Other comprehensive income:
Foreign currency translation adjustments	-	(267)

Total comprehensive loss	4,481	$7,010

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity
Balance as of January 1, 2024	1,857,169,984	$-	$119,506	$(1, 740)	$(122,335)	$(4,569)
Issuance and exercise of warrants, net of issuance costs of $275 (see note 5)	1,491,240,800	-	1,433	-	-	1,433
Vested RSU’s	1,020,800	-	-	-	-	-
Share-based compensation	-	-	333	-	-	333
Net loss	-	-	-	-	(4,481)	(4,481)
Balance as of June 30, 2024	3,349,431,584	-	$121,272	$(1,740)	$(126,816)	$(7,284)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity
Balance as of January 1, 2023	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)
Exercise of warrants	464,015,200	-	801	-	-	801
Vested RSU’s	664,800	-	-	-	-	-
Reclassification of warrants liability to equity	-	-	398	-	-	398
Share-based compensation	-	-	459	-	-	459
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(7,277)	(7,277)
Balance as of June 30, 2023	1,453,970,784	-	$117,740	$(1,740)	$(123,112)	$(7,112)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2024	2023

Cash flows from operating activities:

Net loss	$(4,481)	$(7,277)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	652	285
Financial expense related to loan from others	451	4,321
Revaluation of warrants	(93)	(3,333)
Share-based compensation	333	452
Decrease (increase) in receivables	(119)	-
Decrease (increase) in other receivables	110	8
Changes in operating lease right-of-use assets	189	(16)
Increase in trade payables	125	(31)
Changes in operating lease liabilities	(189)	3
Increase (decrease) in other payables	(199)	(347)

Net cash used in operating activities	(3,221)	(5,935)

Cash flows from investing activities:

Purchase of property, plant and equipment	(8)	(383)

Net cash used in investing activities	$(8)	$(383)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the six months ended June 30,
	2024	2023
Cash flows from financing activities:

Proceed from exercise of warrants, net	$1,433	-

Net cash provided by financing activities	1,433	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	121	(265)

Increase (decrease) in cash, cash equivalents and restricted cash	(1,917)	(6,583)
Cash, cash equivalents and restricted cash at beginning of year	5,010	14,215

Cash, cash equivalents and restricted cash at end of year	$3,214	$7,632

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$143	$725

(2) Non-cash transactions:
Reclassification of warrants liability to equity	-	398
Exercise of warrants liability into shares	$-	$801

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$3,076	$7,506
Restricted cash	138	126

Cash, cash equivalents and restricted cash	$3,214	$7,632

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	SCINAI IMMUNOTHERAPEUTICS LTD (formerly known as BiondVax Pharmaceuticals Ltd. (the “Company”), operates focuses on: an innovative R&D and a Contract Development and Manufacturing Organization (“CDMO”) (please see section e). The R&D focuses on: (i) managing and guiding a research contract with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO focuses on providing drug development services to small biotech companies. The Company was incorporated on July 21, 2003 in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS”) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratories are located in Jerusalem, Israel.

b.	On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 VHH antibody fragment () therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 nanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

c.	On March 23, 2022, the Company signed a broader research collaboration agreement (“RCA”) with MPG and UMG covering the discovery, selection and characterization of additional nanoAbs for several other molecular targets that can leverage the nanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. Pursuant to the RCA, the Company has an exclusive option for exclusive license agreement for the development and commercialization of each of the nanoAbs covered by the agreement with MPG and UMG.

d.	On September 6, 2023, the Company announced the change of its corporate name from BiondVax Pharmaceuticals Ltd. to Scinai Immunotherapeutics Ltd.

e.	On September 6, 2023, the Company also announced the launch of a new business named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small biotech companies through drug development as well as GMP manufacturing for clinical trials. In October 2023, the CDMO signed its first contract to provide R&D services to a biotech client and since then has signed a contract with several other clients, and the Company is in advanced contract discussions with additional potential clients.

f.	Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023, financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

In applying the change in reporting currency, all assets and liabilities of the Company’s operations were translated from their NIS functional currency into U.S. dollars using the exchange rates in effect on the balance sheet date, and shareholders’ equity was translated at the historical rates. Opening shareholders’ equity on August 1, 2018, has been translated at the historic rate on that date and any other movements in shareholders’ equity during the period from August 1, 2018 to December 31, 2022 were translated using the appropriate historical rates at the date of the respective transaction. All other revenues, expenses and cash flows were translated at the average rates during the reporting periods presented. The resulting translation adjustments are reported under comprehensive income as a separate component of shareholders’ equity.

g.	As of June 30, 2024, the Company’s cash and cash equivalents totaled $3,076. For the six months ended June 30, 2024, the Company had an operating loss of $3,955 and negative cash flows from operating activities of $3,221. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont.)

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the six months ended June 30, 2024, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2024, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2024. The unaudited condensed financial statements should be read in conjunction with the audited financial statements that were included in Form 20-F for the year ended December 31, 2023.

The carrying value of cash and cash equivalents, account receivables, prepaid and other receivables and accounts payable (included in the condensed balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2023.

b.	New Accounting Pronouncements

New accounting pronouncements effective in future periods:

Improvements to Reportable Segments Disclosures

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting–Improvements to Reportable Segments Disclosures (Topic 280)” to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures; and (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure or measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of these amendments on its financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2: - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Cont.)

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740)–Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The amendments in this ASU require that public entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also requires that all entities disclose, on an annual basis, (1) the amount of income taxes paid disaggregated by federal, state, and foreign taxes, (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid, (3) income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (4) income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign. The amendments in this ASU are effective for annual periods beginning after December 15, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of these amendments on its financial statements.

NOTE 3: - COMMITMENTS

Since 2006, the Company received approximately $6,431 in grants from the Israeli Innovation Authority (IIA). $5,979 of which grants were for research and development of M-001 and $589 of which grants were received to support the new CDMO business, out of which grants for $227 were received during 2024.

In exchange for the grants for research and development of M-001, the Company undertook to pay royalties amounting to 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company. Until October 25, 2023, the interest was calculated at a rate based on 12-month London Interbank Offered Rate, or LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of June 30, 2024 is approximately $ 6,431 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest.

As of June 30, 2024, the Company had not paid any royalties to the IIA.

At the time the grants were received, successful development of the M-001 product was not assured and therefore the Company does not currently expect to make any royalty payments to the IIA.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, we announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4: - LOAN FROM OTHERS.

As of June 30, 2024, the outstanding principal amount related to the EIB loan in nominal terms is $ 25,668.

For the six months ended at June 30, 2024 and June 30, 2023 the company recorded $594 and $4,321 under finance expenses.

During the six months ended June 30, 2024, as a result of a capital raising, the company paid to the EIB $143 against the accrued interest related to the loan restructuring agreement from August 2022 that set a partial repayment of the loan for any capital raising.

On August 13, 2024, the Company announced the execution of an amendment to its financing contract with the European Investment Bank (the “EIB”) converting the majority of the EIB’s loan into equity in the form of preferred shares (see note 9).

NOTE 5: - SHAREHOLDERS’ EQUITY

a.	On January 4, 2024, the Company issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise at a reduced exercise price of $0.65 per ADS of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs issued by the Company in September 2023 and December 2022, The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the warrants, from the date of issuance. The Company received gross proceeds of approximately $1,696 and a net sum of approximately $1,433, after deduction of underwriter discount and issuance expenses of $263.

b.	On May 6, 2024, the Company issued a press release announcing receipt of a Nasdaq delisting notification regarding the Company’s non-compliance with the minimum $1.00 bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”) and appeal and the board approval of a ratio change of the ADSs to non-traded ordinary shares (equivalent to a reverse split) designed to regain compliance. On May 24, 2024, the Company issued a press release announcing the receipt of a Nasdaq staff determination letter regarding the Company’s non-compliance with the minimum stockholders’ equity requirement of at least $2,500 for continued under Nasdaq Listing Rule 5550(b)(1) (the “Minimum Shareholders’ Equity Rule”) and a hearing before the Nasdaq Hearing Panel to present a plan for regaining compliance.

c.	On May 21, 2024, the ratio between the Company’s ordinary shares and its ADSs was increased from 400 ordinary shares per one ADS to 4,000 ordinary shares per one ADS, a change which was equivalent to a reverse split of 10 for 1. All ordinary shares and ADS amounts have been retrospectively applied to these financial statements, where applicable.

d.	On June 7, 2024, the Company announced receipt of notification from Nasdaq that it had regained compliance with the Minimum Price Rule.

e.	On June 18, 2024, the Company presented to the Nasdaq Hearing Panel the Company’s plan to regain compliance with the Minimum Shareholders’ Equity Rule.

NOTE 6:- SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

There were no option grants during the six months ended June 30, 2024.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6 - SHARE-BASED COMPENSATION (Cont.)

b.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2024, and 2023 is comprised as follows:

	Six months ended June 30,
	2024	2023

Research and development expenses	$104	$57
Marketing, general and administrative expenses	229	395
Total share-based compensation	$333	$452

During the six months ended June 30, 2024, the Company issued 55,725 RSUs to officers and employees, These RSU’s vest over three years and the fair value of said grant was $290.

As of June 30, 2024, there are $650 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

The fair value of the granted RSUs was determined based on the stock market price of the Company’s ADS on the day of grant.

NOTE 7 - BASIC AND DILUTED NET LOSS PER SHARE

a.	Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year, prefunded warrants, fully vested restricted stock units and unit stock restricted vested fully. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 “Earnings Per Share”.

Details of the number of shares and loss used in the computation of net loss per share:

	For six months ended June 30
	2024		2023
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	2,288,278,248	4,481	1,322,019,241	7,277

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7 - BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

For the six months ended June 30, 2024, the following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive: 98,171,200 share options, 254,893,245 restricted share units and 2,231,316,096 warrants.

NOTE 8- REVENUES

The Company recognizes revenue from contracts with customers for the development and manufacturing of pharmaceutical products (CDMO services).

Under these contracts, the Company typically provides a combination of the following services:

●	Manufacturing services: The Company utilizes its facilities and equipment to produce pharmaceutical products according to customer specifications. The customer typically owns and supplies the active pharmaceutical ingredient (API) and other raw materials.

●	Quality assurance and control: The Company implements quality assurance standards via its quality management system to ensure product compliance with regulatory requirements and provides quality control testing required for such compliance, including sterilization services.

●	Method development: The Company develops or optimizes manufacturing processes and analytical methods that are required to meet customer product specifications.

The Company recognizes revenues throughout the service period in accordance with the contracts.

NOTE 9 - SUBSEQUENT EVENTS

a.	Compliance with all Nasdaq Listing Requirements

On August 29, 2024, the Company announced that it received formal notification from the Listing Qualification Department of the Nasdaq Stock Market that the Company had regained compliance with Nasdaq Listing Rule 5550(b)(1) that requires listed companies to maintain stockholders’ equity of at least $2.5 million and that it was now back in full compliance with all applicable listing requirements.

b.	Amendment to Financing Contract with the European Investment Bank

On August 21, 2024, the Company announced the closing of an amendment to its financing contract (“Amendment”) with the European Investment Bank (the “EIB”) as described below converting the majority of the EIB’s loan into equity in the form of preferred shares (the 2024 Restructuring Transaction”). The Amendment provides for the following amended terms of the finance contract with EIB:

I.	The outstanding principal amount and accrued interest to date (approximately €26 million) has been reduced to a nominal fixed amount (EUR 250,000), which has a maturity of December 31, 2031. No interest will accrue or be due and payable on the new outstanding principal amount.

II.	The Company is no longer required to pay to the EIB (i) royalties based on the Company’s commercial sales exceeding EUR 5 million or (ii) a percentage (10%) of the gross proceeds from the Company’s capital raises.

III.	The Security Agreement between the parties covers the new outstanding principal amount, and the EIB has a first ranking secured lien up to the new principal amount.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9 - SUBSEQUENT EVENTS (Cont.)

In consideration for the above, EIB received 1,000 of the Company’s newly created preferred shares (the “Preferred Shares”), as approved by the Company’s shareholders at a meeting of shareholders held on August 12, 2024. The material terms of the Preferred Shares consist of the following:

a.	The Preferred Shares are convertible (in whole or in part) into an aggregate of 364,000 ADSs representing 19.5% of the fully diluted share capital of the Company as of the signature date, August 12, 2024, with each Preferred Share convertible into 364 ADSs. The number of ADSs that can be acquired upon conversion of the Preferred Shares is also subject to adjustment in the event of any share split, share dividend and similar events involving the ordinary shares.

b.	The Preferred Shares have an aggregate stated fixed redemption amount stated in USD ($34 million, with each Preferred Share carry a redemption value equal to USD $34 thousand).

c.	In the event a Preferred Share is converted into ordinary shares, the right to receive such payment for such Preferred Share will be extinguished.

d.	The Company will pay the holder of the Preferred Shares the stated redemption amount only if the Company elects, in its sole discretion, to make such redemption payment, and provided that such redemption is in compliance with applicable law, or in the event of a formal liquidation of the Company.

e.	Following the payment in full of the redemption amount of a Preferred Share, such share will be considered redeemed and canceled.

f.	In the event that the distributable proceeds are insufficient for the distribution of the redemption amount in full to each holder of Preferred Shares for each of the unredeemed Preferred Shares, the distributable proceeds will be distributed among the holders of Preferred Shares on a pro rata basis in proportion to the number of unredeemed Preferred Shares held by the holders.

g.	The Preferred Shares are entitled to preference in liquidation in the stated redemption value of USD $34 million described above (with each Preferred Share having a preferences in the stated redemption value of described above) (“Preferred Redemption Amount”).

h.	The Preferred Shares have no dividend rights.

i.	The Preferred Shares are detachable from the remaining EUR 250,000 loan and will survive any loan repayment.

j.	The Company has a “right of first of refusal” to buy the Preferred Shares in case the EIB intends to sell, transfer, assign or otherwise dispose of the Preferred Shares (partially or in full).

k.	Unless the Company elects to redeem the Preferred Shares, the Company will not take any of the following actions without obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares:

-	The Company incurring additional Indebtedness (as defined in the Company’s Amended Articles of Association).

-	The Company consummating a merger or an acquisition.

-	The Company taking any action or step in relation to delisting the ADSs from trading on the Nasdaq.

-	The Company’s authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.) – (Unaudited)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9 - SUBSEQUENT EVENTS (Cont.)

Based on the above and according to ASC 470-60 requirements, the Company expect that the following accounting treatment will be applied as of the agreement signing date:

●	The Preferred Shares will be measured at their fair value as of the closing date of the 2024 Amendment. The Company will recognize an increase in its shareholders’ equity for the fair value of the Preferred Shares issued. The carrying amount of the debt will be reduced by the Preferred Shares’ fair value.

●	The debt’s carrying amount will then be reduced to the total amount of the undiscounted future cash flows of the restructured debt (that is, 250,000 EUR). This additional reduction will be recognized as a debt restructuring gain in the Company’s financial statements.

c.	$2 Million Private Equity Commitment Agreement

On August 20, 2024, the Company announced that it had entered into a $2 million Investment Commitment Agreement with RK Stone Miami LLC, an affiliate of Mr. Daniel Stone, the largest shareholder of the Company. Pursuant to the agreement, the Company may issue and sell ADSs to the investor, from time to time through December 31, 2024 (the “Commitment Period”), for an aggregate purchase price of up to $2 million. Each such sale of ADSs may be initiated (at the Company’s discretion) by the Company providing an advance notice to the Investor of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided the maximum amounts in any month may not exceed $500,000 and the Company may not provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs to be purchased under any advance will be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for  the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%.

Pursuant to the agreement, the Company will pay the Investor a commitment fee, which may be paid in cash or in ADSs at the option of the Company. In the event that during the Commitment Period the Company provides to the investor an advance notice, the amount of the commitment fee will be equal to $100,000, which will be payable by the Company simultaneously with the closing of the first advance. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined for such advance. In the event that during the Commitment Period the Company does not provide to the Investor an advance notice, the amount of the commitment fee will be equal to $40,000, which will be payable by the Company promptly following the termination of the Commitment Period. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs will be based on the market price determined as of December 31, 2024.

Pursuant to the agreement, we issued pre-funded warrants to RK Stone to acquire an aggregate of 602,826 ADSs for an aggregate purchase price of $2.0 million. In addition, we issued 28,698 ADSs to RK Stone as a commitment fee in accordance with the terms of the agreement.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Scinai Immunotherapeutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Scinai Immunotherapeutics Ltd. (the “Company’) as of December 31, 2023, and the related statement of operations, comprehensive loss, changes in shareholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1f to the financial statements, the Company has suffered recurring losses from operations and has incurred cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Company’s ability to continue as a going concern

As described above and in Note 1f to the financial statements, the Company has an accumulated deficit, cash outflows from operating activities and its activities have been funded primarily through offerings of the Company’s securities and borrowing. The Company’s operations are dependent on its existing working capital resources and additional sources of capital and financing. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its products and to raise funds to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, to allow the Company to continue its operations and meet its cash obligations. These conditions and events raise substantial doubt about its ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least a year from the date of issuance of the financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the financial statements. Our audit procedures to evaluate the significant judgments and assumptions made by management included, among others, inquiries with management, testing the reasonableness of the forecasted revenue and operating expenses and the underlying management assumptions, reconsidering management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. We assessed the adequacy of the Company’s going concern disclosures included in Note 1f to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

May 15, 2024

We have served as the Company’s auditor since 2023.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the Company) as of December 31, 2022 and 2021, the related statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the financial statements, the Company has incurred losses, and has not yet started recognizing revenues from sales. As of December 31, 2022, the Company’s cash position (cash and cash equivalents) totaled $14,075. In the year ended December 31, 2022, the Company had an operating loss of $5,796 and negative cash flows from operating activities of $7,265 million. The Company’s operations are dependent on its existing working capital resources and additional sources of capital and financing. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its products and to raise funds (through public or private securities offerings, debt financings, government funding or grants, or other sources) to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, to allow the Company to continue its operations and meet its cash obligations. The Company and the board of directors believe that its existing financial resources and its operating plans, including the effects of the costs saving plan, will be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date.

Liquidity and Capital Resources are a critical audit matter due to the subjective judgments and various assumptions required by management concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan and to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions. Additionally, the relevance of management’s liquidity conclusions to the users of the financial statements also impacted our assessment of these circumstances as a critical audit matter.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the financial statements. Our audit procedures to evaluate the significant judgments and assumptions made by management included, among others, inquiries with management, testing the reasonableness of the forecasted operating expenses compared to historic amounts and the underlying management assumptions, including the assumptions used for the saving plan, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the financial statements. Additionally, these procedures included evaluating the sufficiency of the company’s liquidity disclosure included in the notes to the financial statements.

/S/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor from 2005 to 2023.
Tel-Aviv, Israel
April 17, 2023

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,870	$14,075
Restricted cash	140	140
Prepaid expenses and other receivables	437	155

Total current assets	5,447	14,370

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,825	11,245
Operating lease right-of-use assets	1,200	1,452

Total non-current assets	12,025	12,697

Total assets	$17,472	$27,067

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$535	$716
Operating lease liabilities	396	382
Other payables	849	1,240

Total current liabilities	1,780	2,338

NON-CURRENT LIABILITIES:
Warrants liability	96	5,329
Loan from others	19,368	20,082
Non-current operating lease liabilities	797	1,078

Total non-current liabilities	20,261	26,489

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at December 31, 2023 and 20,000,000,000 at December 31, 2022; Issued and outstanding 1,857,169,984 shares at December 31, 2023 and 989,290,784 shares at December 31, 2022	-	-
Additional paid-in capital	119,506	116,082
Accumulated deficit	(122,335)	(115,835)
Accumulated other comprehensive loss	(1,740)	(2,007)

Total shareholders’ deficit	(4,569)	(1,760)

Total liabilities and shareholders’ deficit	$17,472	$27,067

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Research and development expenses, net	$5,210	$5,765	3,249
Marketing, general and administrative expenses	4,505	5,296	7,625
Other income	(9)	-	(12)
Total operating expenses	9,706	11,061	10,862

Total operating loss	9,706	11,061	10,862

Total Financial income net,	(3,206)	(5,265)	(2,656)

Net loss	$6,500	$5,796	8,206

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.004)	(0.01)	(0.02)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	1,562,627,495	754,076,407	564,575,967

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Net loss	$6,500	$5,796	$8,206

Other comprehensive income:
Foreign currency translation adjustments	(267)	(48)	(39)

Total comprehensive loss	$6,233	$5748	$8,167

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of December 31, 2020	461,285,824	-	$88,889	$(2,094)	$(101,833)	(15,038)

Issuance of shares, net of issuance costs of $424	277,762,720	-	21,430	-	-	21,430
Share-based compensation	-	-	2,757	-	-	2,757
Other comprehensive income	-	-		39	-	39
Net loss	-	-	-	-	(8,206)	(8,206)
Balance as of December 31, 2021	739,048,544	-	113,076	(2,055)	(110,039)	982

Issuance of shares, net of issuance costs of $129	168,104,520	-	1,154	-	-	1,154
Exercise of warrants	75,060,000	-	250	-	-	250
Share-based compensation	7,077,720		1,602	-	-	1,602
Other comprehensive income	-	-	-	48	-	48
Net loss	-	-	-	-	(5,796)	(5,796)

Balance as of December 31, 2022	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	584,015,200	-	801	-	-	801
Vested RSU’s	8,108,400	-	-	-	-	-
Issuance of warrants and shares, net of issuance costs of $86	160,000,000	-	1,086	-	-	1,086

Reclassification of warrants liability to equity	-	-	398	-	-	398

Share-based compensation	-		869	-	-	869
Shares issued for services	115,755,600	-	270	-	-	270
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(6,500)	(6,500)

Balance as of December 31, 2023	1,857,169,984	$-	$119,421	$(1, 740)	$(122,335)	$(4,569)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss	$(6,500)	$(5,796)	$(8,206)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	514	562	471
Expense of in-process research and development	-	209	-
Financial income (expense) related to loan from others	401	(4,113)	(3,152)
Revaluation of warrants	(4,140)	-	-
Share-based compensation	1,139	1,602	2,757
Decrease (increase) in other receivables	(290)	140	59
Changes in operating lease right-of-use assets	43	153	148
Increase (decrease) in trade payables	(150)	(175)	3
Changes in operating lease liabilities	(58)	(156)	(150)
Increase (decrease) in other payables	(341)	309	644

Net cash used in operating activities	(9,382)	(7,265)	(7,426)

Cash flows from investing activities:

Purchase of property, plant and equipment	(637)	(836)	(139)

Net cash used in investing activities	$(637)	$(836)	$(139)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceed from issuance of warrants	$947	$5,844	$-
Proceeds from issuance of shares, net	139	932	21,430

Net cash provided by financing activities	1,086	6,776	21,430

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(272)	(1,977)	575

Increase (decrease) in cash, cash equivalents and restricted cash	(9,205)	(3,302)	14,440
Cash, cash equivalents and restricted cash at beginning of year	14,215	17,517	3,077

Cash, cash equivalents and restricted cash at end of year	$5,010	$14,215	$17,517

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$833	$916	$-

(2) Non-cash transactions:
Reclassification of warrants liability to equity	398	-	-
Exercise of warrants liability into shares	$801	$250	$-

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$4,870	$14,075	$17,374
Restricted cash	140	140	143

Cash, cash equivalents and restricted cash	$5,010	$14,215	$17,517

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	SCINAI IMMUNOTHERAPEUTICS LTD (formerly known as BiondVax Pharmaceuticals Ltd) (the “Company”), operates two business units: an innovative R&D unit and a Contract Development and Manufacturing Organization (“CDMO”) unit ( please see section e). The R&D unit focuses on: (i) managing and guiding a research contract with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO unit focuses on providing drug development services to small biotech companies. The Company was incorporated on July 21, 2003 in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS” ) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratory are located at Jerusalem, Israel.

b.

On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 NanoAb therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 NanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

c.

On March 23, 2022, the Company executed an additional research collaboration agreement (“RCA”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for several other molecular targets that can leverage the Nanoabs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. According to the RCA, the Company will have an exclusive option for exclusive license agreement for the development and commercialization of each of the NanoAbs covered by the agreement with MPG and UMG.

d.	On September 6, 2023, the Company announced the change of its corporate name to Scinai Immunotherapeutics Ltd. from BiondVax Pharmaceuticals Ltd.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

e.

On September 6, 2023, the Company launched a new business unit named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small biotech companies through process development as well as pilot and clinical GMP manufacturing. In October 2023, the CDMO unit signed its first contract to provide R&D services to a biotech client and since then the Company has signed a contract with another client, and the Company is in advanced contract discussions with several other potential clients.

f.

As of December 31, 2023, the Company’s cash and cash equivalents totaled $4,870. In the year ended December 31, 2023, the Company had an operating loss of $9,706 and negative cash flows from operating activities of $9,382. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, restructuring of debt, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2023, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

As of June 30, 2023, the Company satisfied the conditions to qualify as a “foreign private issuer” under Rule 3b-4 of the Securities Exchange Act of 1934, as amended. Accordingly, commencing as of and since July 1, 2023, we are not required under the Exchange Act to file financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to impairment of long-lived assets and the Fair Value of financial Instruments. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Functional currency:

Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023 financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

In applying the change in reporting currency, all assets and liabilities of the Company’s operations were translated from their NIS functional currency into U.S. dollars using the exchange rates in effect on the balance sheet date, and shareholders’ equity was translated at the historical rates. Opening shareholders’ equity on August 1, 2018 has been translated at the historic rate on that date and any other movements in shareholders’ equity during the period from August 1, 2018 to December 31, 2022 were translated using the appropriate historical rates at the date of the respective transaction. All other revenues, expenses and cash flows were translated at the average rates during the reporting periods presented. The resulting translation adjustments are reported under comprehensive income as a separate component of shareholders’ equity.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. For further details see note 2c.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

f.	Restricted cash:

Restricted cash are deposits with original maturities of three months or less and are used as security for the Company’s credit cards. Restricted cash amounted to $140 as of December 31, 2023, and 2022.

g.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	15 - 33
Office, furniture and equipment	6 - 33
Computers and Cars	20-33
Leasehold improvements	(*	)
Manufacturing plant in process	(**	)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the expected life of the improvement.

(**)	As of December 31, 2023, the manufacturing plant is under validation process and therefore is not yet ready for production. Depreciation of the manufacturing plant will commence upon completion of the validation process.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. During the years ended December 31, 2023 and 2022, no impairment indicators have been identified.

i.	Government grants:

The Company received royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses. During 2023 the company deduct $362. For the year ended December 31, 2023 the Company received $225 from the IIA and an additional $93 in January 2024. (note 8)

j.	Research and development expenses:

Research and development expenses net of grants, are recognized in the statements of operations when incurred. Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, costs associated with obtaining regulatory approvals, and executing pre-clinical and clinical studies. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The company charges research and development as incurred.

k.	Acquired In-Process Research and Development:

In an asset acquisition, the initial costs of rights to in-process research and development projects acquired are expensed as R&D in the statements of operations, unless the in-process research and development has an alternative future use. In a business combination, the fair value of in-process research and development is capitalized as an indefinite-lived intangible asset, regardless of whether the in-process research and development asset has an alternative future use.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the agreement with MPG disclosed in note 1b, the Company issued 150,000 ADSs at no cost to MPG as an upfront payment for the license. The ADSs are restricted for a period of three years. The Company evaluated the fair value of the license at $209. The fair value was calculated by an independent valuation, at a discount rate of 31% based on the following assumptions:

Stock price	1.48
variance	150%
Risk free interest	1%

The fair value of the license in the amount of $209 was recorded as expense in the statement of operating income for the year ended 2022.

l.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation”, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service.

The Company has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The fair value of restricted shares is based on the closing market value of the underlying shares at the date of grant. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

m.	Severance pay and retirement plans:

The majority of the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (the “Severance Pay Law”). Pursuant to Section 14 of the Severance Pay Law, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments made to employees in accordance with this section release the Company from any future severance liabilities with respect to such employees. Neither severance pay liability nor severance pay fund under Section 14 of the Severance Pay Law is recorded on the Company’s balance sheets.

Severance expense for the years ended December 31, 2023, and 2022, amounted to $182 and $288, respectively.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data are available.

The Company measures warrants liability at fair value classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. (note 4)

The carrying amounts of cash and cash equivalents, restricted cash, prepaid expenses and other receivables, trade payables and other current payables approximate their fair value due to the short-term maturity of such instruments.

o.	Leases:

The Company accounts for leases according to ASC 842, “Leases”. The Company determines if an arrangement is a lease and the classification of that lease at inception. The Company elected the practical expedient for lease agreements with a term of twelve months or less and does not recognize right-of-use (“ROU”) assets and lease liabilities in respect of those agreements. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An ROU asset represents the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. An ROU asset is measured based on the discounted present value of the remaining lease payments, plus any initial direct costs incurred and prepaid lease payments, excluding lease incentives. The lease liability is measured at lease commencement date based on the discounted present value of the remaining lease payments. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company’s lease arrangements are primarily fixed however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities.

p.	Contingencies:

The Company is currently involved in various commitment and contingent liabilities. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 8).

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”, which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value, if needed.

ASC 740 offers a two-step approach for recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2023, and 2022 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Basic and diluted net loss per share:

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders, vested RSU’ and pre funded warrants by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive ordinary shares are anti-dilutive.

s.	Warrants:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own common stock. Warrants that determined to be classified as equity, are recorded as a component of additional paid-in capital. Warrants that determined to be classified as liabilities are recorded at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized in Financial expenses, net in the statements of operations.

t.	Segment reporting:

On September 6, 2023, the company launched a new business unit named Scinai Bioservices to serve as a CDMO , along with the R&D the Company’s business includes two reporting segments: See note 10.

u.	Recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 requires enhanced qualitative and quantitative disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company has evaluated that the adoption of this ASU did not have a significant impact on the Company’s financial statements and disclosures.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting pronouncements, not yet adopted:

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2023	2022
Government authorities	$178	$110
Grant receivable	152	-
Prepaid expenses and other	71	45
Others	36	-
	$437	$155

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures warrants liability at fair value classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31,
	2023	2022
	Fair value measurement using input Level 2
Non-current liabilities:
Warrants liability	$96	$5,329
Total liabilities	$96	$5,329

The warrants fair value was established by management leveraging calculations by an independent expert using the binomial model and based on the following assumptions: (For more details please see note 10f)

	December 31,	December 31,
	2023	2022
Dividend Yield on the Shares (%)	-	-
Expected Share Price Volatility (%)	99%	107%
Risk-free Interest Rate (%)	4.2%	4.4%
Ads Price $	0.6	0.98

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

The composition of property, plant and equipment is as follows:

	December 31,
	2023	2022
Cost:
Laboratory equipment	$2,142	$1,588
Computers and Cars	280	289
Office, furniture and equipment	41	43
Leasehold improvements	3,723	3,915
Manufacturing plant in process	7,447	7,831
	13,633	13,666
Less - accumulated depreciation	(2,808)	(2,421)
Property and equipment, net	$10,825	$11,245

Depreciation expenses amounted to $514, $562 and $471for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6:- LEASES

The Company has several operating lease agreements that include leases of office space, lab, production line and cars that are used to maintain the Company’s ongoing operation.  The leases of the offices and cars are for a period of 10 and 3 years, respectively. Some of these lease agreements include extension options. The Company does not include in the lease term the exercise of extension options unless it is reasonably certain at lease commencement that the extension options will be exercised.

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2023	2022
Office
Weighted average remaining lease term (in years)	4	5
Weighted average discount rate	8%	8%

Cars
Weighted average remaining lease term (in years)	0.8	1.7
Weighted average discount rate	18%-26%	18%-23%

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES (Cont.)

Minimum lease payments for the Company’s right of use assets over the remaining lease periods as of December 31, 2023, are as follows:

	Office	Cars
2024	$322	$82
2025	322	42
2026	322	-
2027	322	-
		-

Total undiscounted lease payments	1,288	124
Less - adjustment to discounted lease payments	(202)	(18)
Present value of lease liabilities	$1,086	$106

Lease Costs

The table below presents certain information related to lease costs and operating leases:

	Year ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of leases liabilities:
Operating leases	$343	$351	336

right-of-use assets obtained in exchange for lease obligations: (non-cash)
Operating leases	252	355	97

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:- OTHER PAYABLES

	December 31,
	2023	2022
Employees and payroll accruals	$388	$484
Accrued expenses	461	756
	$849	$1,240

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

Since 2006, the Company received approximately $6,204 in grants from the Israeli Innovation Authority (IIA),. $5,979 of the grants were for research and development of M-001 and $225 of the grants were received to support the new CDMO business unit.

In exchange for to those grants, the Company undertook to pay royalties amounting to 3%-5% on the income deriving from a product (including know-how) which was developed, in whole or in part, directly or indirectly, in the framework of a research and development program that had benefited from IIA support, including any derivatives, and related services thereof. Royalty payments are capped at the amount of the grants received by the Company, plus Annual Interest for a File (as such term is defined in the IIA rules). However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of December 31, 2023 is approximately $ 6,204 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2023, the Company had not paid any royalties to the IIA.

At the time the grants were received and as of December 31, 2023, successful development of the M-001 product was not assured and therefore the company does not currently expect to make any royalty payments to the IIA.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, we announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS.

a.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of approximately $22,422 (€ 20,000) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as a repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times

During 2018, the Company received approximately $23,599 (€ 20,000) in two tranches of approximately $7,080 (€ 6,000) and the third tranche of approximately $9,439 (€ 8,000). On October 7, 2019, the Company received the remaining approximately $4,390 (€ 4,000).

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management changes or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of:

(i)	the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and

(ii)	the Prepayment Amount.

The Finance Contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount. In addition, and as consideration for the EIB financing, the EIB shall be entitled to 3% of any annual M-001future revenue.

b.	On April 22, 2019, the Committee of EIB agreed to expand the 2017 financing agreement with the Company by an additional approximately $4,502 (€ 4,000) to a total of approximately $27,013 (€ 24,000). An amendment was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 to support of the ongoing pivotal, clinical efficacy, Phase 3 trial of the company M-001 Universal Flu Vaccine candidate in Europe.

c.	On October 23, 2020, the Company announced the failure of Phase 3 clinical trial results of the M-001 universal vaccine product.

As a result of the Phase 3 clinical trial failure, Company’s management estimates that there will be no future revenues from the M-001 product. Therefore, most likely, there will be no future royalty payments to EIB from this product.

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; the Company’s business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

On January 26, 2021, the EIB notified the Company that it welcome the Company’s efforts to secure future equity financing in an amount not less than $ 2,000 in order to enable the Company to pursue new business opportunities, strengthen the Company balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently.

d.	On August 9, 2022, the Company signed a loan restructuring agreement with the European Investment Bank (EIB) for the new terms of its outstanding approximately $24,554 (€ 24,000) loan to the Company. The new terms include:

1.	An extension of the maturity dates from 2023 until December 31, 2027.

2.	Interest on the loan will begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the loan period.

3.	An amount of $ 900 (approximately € 880) were paid by the Company on August 15, 2022, shortly after the execution of the relevant amendment letter with the EIB and was applied to reduce the outstanding loan. In addition, 10% of any capital raises until maturity are to be used to further repay the Loan principal including any outstanding accrued interest.

4.	If the Company sales exceed approximately $5,332 (€ 5,000), 3% of the revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original approximately $25,596 (€ 24,000) principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal.

5.	In case the Company decides to discharge all liabilities under the finance contract, inter alia payments of the variable remuneration, the Company would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity amount will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

The Company accounted for the EIB loan as an extinguishment of the existing debt and the execution of a new debt instrument.

The Company recorded the cash received in each tranche and a corresponding liability to repay the cash. When the estimated cash flows change from the estimates used as of the date on which the EIB loan was issued, the EIB loan’s carrying amount is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate. The adjustment to the carrying amount is recognized in earnings as an adjustment to interest expenses, in the period in which the change in estimate occurred.

As a result of the loan restructure, the Company recorded an amount of $ 7,168 under finance income and interest expense related to the EIB loan were to $87 For the year ended December 31, 2022

e.

During the third quarter of 2023, following the updated estimated future cash payments based on the company’s forecasted revenues, the company updated the loan carrying value resulting in a reversal of all accretion recognized since August 2022, resulting in a financial income of $ 3,845.

On November 24, 2023, the Company signed an amendment to the loan agreement with the EIB providing for an extension of the maturity date of the outstanding approximately $24,554 (€ 24,000) loan from December 31, 2027 to December 31, 2031.

The Company evaluated the amendment in accordance with ASC 470-60 Troubled Debt Restructuring, and concluded the EIB loan amendment represented a troubled debt restructuring (“TDR”) as the company is experiencing financial difficulty and a concession has been granted by the EIB. As a result, due to the fact that the future undiscounted cash flows of the amended debt were higher than the net carrying value of the existing debt, the net carrying value of the loan wasn’t updated and the modification was accounted for prospectively with no gain or loss recorded in the Statements of Operations.

Interest expense related to the EIB loan was $2,968.

During 2023, as a result of a capital raising, the company paid $833 to the EIB related to the loan restructure agreement from august 2022 that set a partial repayment of the loan for any capital raising.

As of December 31, 2023, the outstanding principal amount related to the EIB loan in nominal terms is $ 26,545.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 American Depositary Shares (“ADSs”)at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net amount of $12,480 after deduction of issuance expenses of $360.

c.	On December 27, 2021, the Company closed an underwritten offering in which it sold 3,813,560 ADSs at a public offering price of $2.36 per ADS. On December 27, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 330, 508 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $9,780. The Company received a net sum of $8,956 (after deduction of issuance expenses of $63.

d.	On November 10, 2022, the Company announced that it plans to affect a ratio change of the ADSs to its non-traded ordinary shares from the previous ratio of one (1) ADS representing forty (40) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. The ratio change had the same effect as a reverse split of the existing ADSs of one (1) new ADS for every ten (10) old ADSs. The effective date for the ratio change was November 25, 2022.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

e.	On December 13 2022, the shareholders approved an amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 18,200,000,000 Ordinary Shares (the equivalent of 45,500,000 ADSs) such that the total registered share capital of the Company would consist of 20,000,000,000 Ordinary Shares, no par value (the equivalent of 50,000,000 ADSs).

f.

On December 20, 2022, the Company closed an underwritten public offering with gross proceeds to the Company of $8,000 before deducting underwriting discounts and other expenses payable by the Company. The offering consisted of 1,600,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants (Non-Exchangeable Warrant) will expire three years from the date of issuance, and the other warrant (Exchangeable Warrant) expired one year from the date of issuance and provided for exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.99 per pre-funded unit after reducing $0.01 attributable to the exercise price of the pre-funded warrants). The Company issued a total of 400,000 Common Units and 1,200,000 pre-funded units, including 1,600,000 Exchangeable Warrants and 1,600,000 Non Exchangeable Warrants. The Company received a net sum of $7,231 after deduction of underwriter discount and issuance expenses of $769. The warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the warrants are not considered indexed to the Company’s own shares.

During 2023, 750,000 warrants were reclassified from Exchangeable Warrants to pre-funded warrants and 710,000 warrants were exercised into ADSs.

g.

On September 19, 2023, the Company closed an offering in which we issued (i) in a registered direct offering, 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are exercisable for a period of five and one-half years from issuance. We received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses. The warrants were accounted as equity.

h.	On October 11, 2023, the Company issued 289,389 ADSs to a service provider. The fair value of the ADSs that were granted was $270.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION

a.	Option plans:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

Option grants:

Expected volatility was calculated based upon the Company’s historical share price and historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

During the year ended December 31, 2023, the board of directors approved the grant of an aggregate of 449,327 RSUs, each vesting in three years, 364,229 of which RSU’s were granted to officers and directors and 85,098 RSU’s of which were granted to employees of the Company. The value of the said RSU’s was $635 thousand.

On August 24, 2023, shareholders approved the grant of option awards to our directors and chairman of the board. The company granted 186,800 ADS’s options purchase 186,800 ADSs of the Company in the aggregate, all at an exercise price of $1.81. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

The value of the said options was $193 thousand.

On the same day, the Company also cancelled options previously granted to our directors and chairman and granted replacement options to these directors. Shareholders approved that all the options that were held at by directors and chairman at the time of the meeting be cancelled and in exchange therefor the Company would grant a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by the company directors and chairman. The number of ADSs underlying the Replacement Option that were issued in exchange for the options that were held by our directors and chairman was 56,271 ADS’s. The exercise price of per ADS for the Replacement Options is $1.81. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. The fair value of the replacement warrants was $59.

The fair value of the Replacement Options is more than the fair value of the old options, the incremental amount will be recognized in equal annual installments over a period of three years, commencing one year following the date of shareholder approval.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

The following table lists the inputs to the binomial option-pricing model used for the fair value measurement of equity-settled share options for the above Options Plans for the years 2023 and 2022:

	December 31,
	2023	2022	2021
Dividend yield	0%	0%	0%
Expected volatility of the share prices	107%	84%	110%
Risk-free interest rate	4.2%	2.1%	1.7%
Expected term (in years)	10	10%	10

Based on the above inputs, the fair value of the ADS options was determined to be $1.03, $0.157, $0.281, and $0.384 for the years ended December 31, 2023, 2022 and 2021, respectively.

b.	The following table summarizes the number of options granted to employees under the Option Plans for the year ended December 31, 2023 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2022	28,919,600	$0.8	7.07	$12

Granted	97,548,400	1.81	9.2	434
Expired	(27,976,800)	0.8	7.07	4,533
Balance as of December 31, 2023	98,491,200	1.7	9.9	12
Exercisable as of December 31, 2023	942,800	$70	10	$181

As of December 31, 2023, there are $197 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

*)	Less than 1 thousand USD

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

c.	The following table summarizes information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2023:

Exercise price	Options outstanding as of December 31, 2023	Weighted average remaining contractual term (years)	Options exercisable as of December 31, 2023	Weighted average remaining contractual term (years)
$ 0.004 – 0. 19	98,491,200	9.09	942,800	10
	98,491,200		942,800

d.	A summary of ADSs restricted shares units activity for the year ended December 31, 2023 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Balance as of December 31, 2022	107,768	6.49

Granted	205,458	1.62
Vested	(1,609)	34
Forfeited	(6,581)	6.49

Balance as of December 31, 2023	305,036	3.06

e.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2023 and 2022 is comprised as follows:

	Year ended December 31,
	2023	2022	2021
Research and development expenses	$107	$100	$323
Marketing, general and administrative expenses	1,032	1,502	2,434
Total share-based compensation	$1,139	$1,602	$2,757

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- TAXES ON INCOME

a.	Corporate tax rates

Corporate tax rate in Israel was 23% in 2023 and 2022.

b.	Net operating losses carryforward:

The Company has net operating losses for tax purposes as of December 31, 2023 totaling approximately $26,109, which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Final tax assessments:

The Company’s tax assessments through the 2018 tax year are considered final.

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forward	$26,109	$21,683
Temporary differences mainly relating to Research and Development	-	336
Lease liabilities	307	336
Deferred tax asset before valuation allowance	26,416	22,355

Deferred tax liabilities:
Right-of-use assets	(217)	(334)
Deferred tax liabilities before valuation allowance	(217)	(334)
Valuation allowance	(26,199)	(22,021)
Deferred tax asset, net	$-	$-

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 13:- BASIC AND DILUTED NET LOSS PER SHARE

a.	Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year, vested RSU’s and pre funded warrants. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during each year, vested RSU’s and pre funded warrants outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 “Earnings Per Share”.

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2023		2022		2021
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	1,562,627,495	6,415	754,076,407	5,796	564,575,967	8,206

b.	The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti – diluted:

	Year ended December 31,
	2023	2022	2021
Share Options	98,491,200	28,919,600	28,889,600
Restricted share units	214,729,600	43,107,200	24,196,000
Warrants	1,100,500,800	292,940,000	-

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:- FINANCIAL INCOME, NET

	Year ended December 31,
	2023	2022	2021
Income:
Exchange differences, net	$-	$1,524	-
Remeasurement of warrants liabilities	4,024	711	-
Bank deposits	79	-	-
Finance income in respect of loans from others	44	3,051	3,152
	4,147	5,286	3,152
Expenses:

Exchange differences, net	933	-	487
Bank commissions and other financial expenses	8	21	9
	941	21	496
Total financial income, net	$3,206	$5,265	2,656

NOTE 15 - SUBSEQUENT EVENTS

a.

On January 4, 2024, the Company issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise at a reduced exercise price of $0.65 per ADS of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs issued by the Company in September 2023 and December 2022, The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. The Company received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42, after deduction of underwriter discount and issuance expenses of $275